    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 9, 1996

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                             RENAL CARE GROUP, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

               DELAWARE                                8092                               62-1622383
   (State or other jurisdiction of         (Primary Standard Industrial      (I.R.S. Employer Identification No.)
    incorporation or organization)         Classification Code Number)

                          2100 WEST END AVE, SUITE 800
                           NASHVILLE, TENNESSEE 37203
                                 (615) 321-2333
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                               SAM A. BROOKS, JR.
                             RENAL CARE GROUP, INC.
                          2100 WEST END AVE, SUITE 800
                           NASHVILLE, TENNESSEE 37203
                                 (615) 321-2333
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

              STEVEN L. POTTLE, ESQ.                              PETER J. ROMEO, ESQ.
                   ALSTON & BIRD                                 HOGAN & HARTSON L.L.P.
                ONE ATLANTIC CENTER                             555 THIRTEENTH ST., N.W.
            1201 WEST PEACHTREE STREET                           WASHINGTON, D.C. 20004
            ATLANTA, GEORGIA 30309-3424                              (202) 637-5600
                  (404) 881-7000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ------------
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                                                                             PROPOSED MAXIMUM
                                                             PROPOSED MAXIMUM    AGGREGATE      AMOUNT OF
        TITLE OF EACH CLASS OF               AMOUNT TO BE     OFFERING PRICE     OFFERING      REGISTRATION
      SECURITIES TO BE REGISTERED            REGISTERED(1)     PER SHARE(2)      PRICE(2)          FEE
-------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per
  share................................        3,450,000          $36.25       $125,062,500      $37,898
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

(1) Includes 450,000 shares subject to an over-allotment option granted to the Underwriters by the Company.
(2) Estimated pursuant to Rule 457(c) solely for the purpose of computing the amount of the registration fee.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED             , 1996

                                3,000,000 SHARES

[LOGO]                       RENAL CARE GROUP, INC.

                                  COMMON STOCK

     Of the 3,000,000 shares of Common Stock of Renal Care Group, Inc. ("Renal Care Group" or the "Company") offered hereby (the "Offering"), 1,500,000 shares are being offered by the Company and 1,500,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sales of shares of Common Stock by the Selling Stockholders. The Common Stock of the Company (the "Common Stock") is quoted on the Nasdaq National Market System (the "Nasdaq Stock Market") under the symbol "RCGI." On October 7, 1996, the last sale price of the Common Stock as reported by the Nasdaq Stock Market was $36.25 per share.
                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

===================================================================================================
                                                                                     PROCEEDS TO
                                PRICE TO        UNDERWRITING       PROCEEDS TO         SELLING
                                 PUBLIC          DISCOUNT(1)       COMPANY(2)       STOCKHOLDERS
---------------------------------------------------------------------------------------------------
Per Share..................         $                 $                 $                 $
Total(3)...................         $                 $                 $                 $
===================================================================================================

(1) See "Underwriting" for a description of indemnification arrangements with the Underwriters.
(2) Before deducting expenses of the Offering, payable by the Company, estimated
     at $          .
(3) The Company has granted the Underwriters a 30-day over-allotment option to purchase up to an additional 450,000 shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total "Price to Public,"
     "Underwriting Discount" and "Proceeds to Company" will be $          ,
     $          and $          , respectively. See "Underwriting."
                             ---------------------

     The Common Stock is offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, to cancel or to modify the offer without notice. It is expected that delivery of certificates representing the Common Stock will be on or about
               , 1996.

EQUITABLE SECURITIES CORPORATION
               HAMBRECHT & QUIST
                               MORGAN KEEGAN & COMPANY, INC.
                                            NEEDHAM & COMPANY, INC.

              The date of this Prospectus is                , 1996

                                      MAP

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements, including notes thereto, appearing elsewhere in this Prospectus. Prospective investors should also review carefully the information set forth under "Risk Factors." Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Renal Care Group is a specialized provider of nephrology services to patients with kidney disease, including patients suffering from chronic kidney failure, also known as end-stage renal disease ("ESRD"). The Company provides dialysis and ancillary services to approximately 5,000 patients through 77 outpatient dialysis centers in 12 states and manages an additional eight dialysis centers in five states in affiliation with leading medical centers such as Vanderbilt University Medical Center and The Cleveland Clinic Foundation. In addition to its outpatient dialysis center operations, Renal Care Group provides acute dialysis services through contractual relationships with 42 hospitals, staff-assisted dialysis services to 37 skilled nursing facilities and physician practice management services to 16 of the 59 nephrologists who are affiliated with the Company's outpatient dialysis centers.

     Renal Care Group was formed by leading nephrologists with the objective of creating an entity with the clinical and financial capability to manage the full range of care for ESRD patients on a cost-effective basis. The Company is working in conjunction with its affiliated physicians to develop fully integrated nephrology networks that will implement clinical protocols designed to improve outcomes and reduce costly medical complications associated with ESRD.

     Nephrology is the specialized practice of medicine dedicated to providing care to patients with ESRD and other kidney-specific ailments. A key component of the nephrologist's practice is the dialysis facility, where ESRD patients receive their dialysis treatments three times per week in a technologically advanced outpatient setting. Outpatient dialysis facilities generally are owned by nephrology groups and comprise an integral component of the nephrologist's practice because of the critical role that dialysis plays in the treatment of ESRD patients. According to the Health Care Financing Administration ("HCFA"), there were in excess of 2,800 dialysis centers in the United States at the end of 1995. The Company believes that approximately 38% were owned by multi-center dialysis companies, 32% were owned by independent physicians and 30% were hospital-based centers. Although numerous nephrology groups have in the past sold their dialysis centers to entities engaged in the business of owning and operating such facilities, the Company believes that many nephrology groups recognize the need to affiliate with an entity having broader capabilities that can provide clinical, financial and business expertise to help them manage the increasingly complex and time-consuming aspects of both their dialysis center operations and their nephrology practices. In addition, many hospitals are motivated to sell or outsource management of their dialysis facilities as they refocus their resources on their core business in response to increasing competitive pressures.

     ESRD is the state of advanced renal impairment that is irreversible and imminently lethal. ESRD patients require dialysis or kidney transplantation to sustain life, with dialysis being the form of treatment provided to approximately 94% of ESRD patients in 1995. Since 1972, individuals with ESRD have been entitled to Medicare benefits regardless of age or financial circumstances. According to data published by HCFA, the number of patients receiving chronic dialysis services in the United States has grown at a compound annual growth rate of 8.9%, from 66,000 patients in 1982 to approximately 200,000 in 1995. According to the United States Renal Data System ("USRDS"), the ESRD incidence rate among Medicare-eligible patients increased by 97.3% from 1984 to 1993. The USRDS estimates that the total direct medical charges for ESRD were approximately $11.1 billion in 1994. The Company attributes the growth in the number of ESRD patients principally to the aging of the general population and better treatment and survival of patients with hypertension, diabetes and other illnesses that lead to chronic kidney disease. In addition, improved technology has enabled older patients and those who previously could not tolerate dialysis due to other illnesses to benefit from this life-sustaining treatment. The Company believes these trends will result in continued growth in the number of ESRD patients and increased demand for dialysis and associated nephrology services.

     Renal Care Group's objective is to develop fully integrated nephrology provider networks to assume and manage the clinical and financial risk associated with providing renal disease management services on a capitated basis. The Company seeks to achieve this objective by (i) acquiring, developing and managing outpatient and university-based dialysis centers, (ii) integrating its dialysis centers with affiliated nephrology practices, (iii) developing a protocol-driven ESRD management model to enhance clinical outcomes and (iv) providing an appropriate range of ancillary services to ESRD patients. The Company believes an integrated network of nephrologists and dialysis centers, combined with the Company's clinical expertise, management experience and access to capital, will provide significant advantages to patients and third-party payors by improving the quality of care while reducing the overall costs associated with treating patients with all forms of kidney disease, including those who have ESRD.

                              RECENT DEVELOPMENTS

     On September 30, 1996, the Company completed a merger with RenalWest, L.C. ("RenalWest") which was accounted for as a pooling of interests. RenalWest, which has 18 affiliated nephrologists, operates 19 freestanding hemodialysis centers and three home peritoneal dialysis centers serving approximately 1,200 patients in the state of Arizona. RenalWest also provides inpatient dialysis services to 16 acute care hospitals and staff-assisted dialysis services to 37 skilled nursing facilities.

                                  THE OFFERING

Common Stock offered by the Company..........  1,500,000 shares
Common Stock offered by the Selling
  Stockholders...............................  1,500,000 shares
Common Stock to be outstanding after the
  Offering(1)................................  14,125,954 shares
Use of proceeds..............................  For general corporate purposes, which may include potential future acquisitions. See
                                               "Use of Proceeds."
Nasdaq Stock Market symbol...................  RCGI

---------------

(1) Excludes (i)1,831,993 shares subject to options outstanding at a weighted average exercise price of $19.47 per share, (ii) 220,000 shares subject to warrants outstanding at an exercise price of $7.50 per share and (iii) 184,000 shares of Common Stock that may be issued upon conversion of $1,380,000 in principal amount of Convertible Senior Subordinated Promissory Notes (the "Convertible Notes"). See "Management -- Stock Option and Stock Purchase Plans" and "Capitalization."

                        SUMMARY COMBINED FINANCIAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)

     The following presents summary combined financial and statistical data for the periods indicated of Renal Care Group, five companies (the "Founding Companies") acquired in simultaneous transactions in February 1996 (the "Combination"), Main Line Suburban Dialysis Centers, Inc. ("Main Line") acquired in April 1996 and RenalWest acquired in September 1996. The financial data set forth below are unaudited and have been derived from the financial statements of Renal Care Group and the Founding Companies included elsewhere and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this Prospectus.

                                     YEAR ENDED DECEMBER 31,(1)           SIX MONTHS ENDED JUNE 30,(1)
                              -----------------------------------------   -----------------------------
                                                              PRO FORMA                       PRO FORMA
                               1993       1994       1995      1995(2)     1995      1996      1996(3)
                              -------   --------   --------   ---------   -------   -------   ---------
INCOME STATEMENT DATA:
  Net revenue................ $80,442   $110,670   $115,329   $ 115,329   $56,253   $62,736    $62,736
  Patient care costs.........  58,314     75,366     80,417      79,949    39,137    43,883     43,883
  General and administrative
     expenses................   6,799     12,616     12,866      15,466     6,346     6,417      6,417
  Provision for doubtful
     accounts................   2,010      2,914      3,995       3,995     2,031     1,196      1,196
  Depreciation and
     amortization............   2,416      3,414      3,661       3,914     1,648     2,158      2,158
  Merger expenses............      --         --         --          --        --       680        680
  Income from operations.....  10,903     16,360     14,390      12,005     7,091     8,402      8,402
  Income before income
     taxes...................  10,443     15,714     13,377      11,499     6,714     8,549      8,549
  Net income.................                                     7,129                          5,300
  Earnings per share.........                                 $    0.64(4)                     $  0.40
  Weighted average shares
     outstanding.............                                    11,080(4)                      13,087

                                                                             JUNE 30, 1996
                                                                        ------------------------
                                                                        ACTUAL    AS ADJUSTED(5)
                                                                        -------   --------------
BALANCE SHEET DATA:
  Working capital.....................................................  $32,019      $ 83,311
  Total assets........................................................   85,643       136,935
  Total debt..........................................................    6,805         6,805
  Stockholders' equity................................................   55,431       106,723

                                                                                    SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                                   ---------------------------   -----------------
                                                    1993      1994      1995      1995      1996
                                                   -------   -------   -------   -------   -------
STATISTICAL DATA:
  Treatments(6)..................................  470,035   598,228   625,413   309,162   331,280
  Patients at period-end(7)......................    3,697     4,063     4,246     4,093     4,416
  Outpatient centers at period-end(8)............       70        72        75        73        77
  Acute service agreements at period-end.........       43        43        44        44        42

---------------

(1) The Combination was accounted for using historical cost, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 48, because no single owner group from any of the Founding Companies held more than a 50% equity interest in the Company as of the closing of the Company's initial public offering. Accordingly, the Company has recorded the net assets acquired at the Founding Companies' historical cost basis, as determined by generally accepted accounting principles.
(2) Pro forma information for the year ended December 31, 1995 gives effect to
     (a) the provision for federal and state income taxes as if not-for-profit and S-corporations had been subject to such taxes; (b) additional estimated corporate overhead of approximately $2.6 million that would have been incurred had the Combination occurred at the beginning of 1995; and (c) certain other adjustments to reflect the Combination and the initial public offering. See Pro Forma Combining Financial Statements of Renal Care Group, Inc. (of Delaware).
(3) Pro forma information for the six months ended June 30, 1996 gives effect to the provision for federal and state income taxes as if not-for-profit and S-corporations had been subject to such taxes. See Pro Forma Combining Financial Statements of Renal Care Group, Inc. (of Delaware).
(4) The calculation of pro forma earnings per share for the year ended December 31, 1995 excludes 1,156,000 shares of Common Stock issued in the initial public offering. The net proceeds from these shares were used for general corporate purposes and therefore are excluded from the calculation. All subsequent periods reflect the full impact of all shares issued in the initial public offering.
(5) Adjusted to reflect the sale of 1,500,000 shares offered by the Company hereby at an assumed public offering price of $36.25 per share and the application of the net proceeds therefrom.
(6) Treatments include all hemodialysis treatments provided in outpatient facilities, as well as all home dialysis treatments and acute care treatments provided in hospitals. Peritoneal dialysis treatments are stated in hemodialysis equivalents. Excludes treatments provided at centers managed by the Company.
(7) Number of ESRD patients under care of outpatient centers at period-end, including patients receiving treatments at the Company's outpatient centers and in the patient's homes. Excludes patients receiving care at centers managed by the Company.
(8) Includes centers managed by the Company.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors described elsewhere in this Prospectus.

LIMITED COMBINED OPERATING HISTORY

     Renal Care Group has conducted operations as a combined entity only since February 1996, when it acquired the Founding Companies effective upon the closing of its initial public offering. Since the initial public offering, the Company has made several additional acquisitions of entities that, in some cases, have been part of the Company's combined operations for only a few weeks or months. In particular, the Company's recent acquisition of RenalWest may place significant demands on the Company's management and other resources, and there can be no assurance that the Company will be able to integrate the business operations of RenalWest successfully or that there will be any operating efficiencies or economies of scale between the businesses. Further, there can be no assurance that the Company will be able to integrate the dialysis centers, information systems and related operations of the entities acquired by it or to continue operating them profitably. Nor can there be any assurance that the Company's management group will be able to implement effectively the Company's operating and growth strategy while it is engaged in acquisition activity. Failure to integrate successfully the centers and other operations acquired by the Company or to implement effectively the Company's operating and growth strategy could have a material adverse impact on the Company's results of operations, financial condition and business. See "Business -- Strategy."

DEPENDENCE ON GOVERNMENT REIMBURSEMENT

     Renal Care Group is reimbursed for dialysis services primarily at fixed rates established under the ESRD program administered by HCFA. Under this program, once a patient becomes eligible for Medicare reimbursement, Medicare is responsible for payment of 80% of the composite rate determined by HCFA for dialysis treatments. Since 1972, qualified patients with ESRD have been entitled to Medicare benefits regardless of age or financial circumstances. The Company estimates that approximately 68%, 68% and 67% of its net revenue for the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1996, respectively, consisted of reimbursements from Medicare under the ESRD program, including revenue for the reimbursement of the administration of a bio-engineered hormone, erythropoietin ("EPO"), to treat anemia. Since 1983, Congressional actions have resulted in occasional changes in the Medicare composite reimbursement rate, and the Company is not able to predict whether future rate changes will be made. In August 1996, HCFA announced that an increase in the composite rate may be appropriate within the next few years. However, in making this announcement, HCFA also noted that any rate increase must be considered in the context of Medicare budgetary concerns. HCFA stated that it may recommend an update to the composite rate for fiscal year 1998. Legislation or regulations may be enacted in the future that may significantly modify the ESRD program or otherwise affect the amount paid for the Company's services. Any such action could have a material adverse effect on the Company's results of operations, financial condition and business. Furthermore, increases in operating costs that are subject to inflation, such as labor and supply costs, without a compensating increase in prescribed rates, may have a material adverse effect on the Company's earnings in the future. The Company is also unable to predict whether certain ancillary services, for which the Company currently is reimbursed separately, may in the future be included in the Medicare composite rate. See "Business -- Reimbursement -- Medicare Reimbursement Rates."

     Since June 1, 1989, the Medicare ESRD program has provided reimbursement for the administration of EPO to dialysis patients. EPO is beneficial in the treatment of anemia, a medical complication frequently experienced by dialysis patients. The Company believes that in excess of 80% of its patients receive EPO. Revenues from the administration of EPO (the substantial majority of which are reimbursed through Medicare and Medicaid programs) were approximately 18%, 17% and 18% of the net revenue of the Company for each of the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1996, respectively. EPO reimbursement significantly affects the Company's earnings. Any reduction in reimbursement rates for EPO could have a material adverse effect on the Company's results of operations, financial condition and business. EPO is produced by a single manufacturer, and any interruption of supply or product cost increases could have a material adverse effect on the Company's business. See "Business -- Reimbursement -- Medicare Reimbursement Rates."

     All of the states in which the Company currently operates dialysis centers provide Medicaid (or comparable) benefits to qualified recipients to supplement their Medicare entitlement. The Company estimates that approximately 8%, 7% and 7%, of the Company's net revenue for the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1996, respectively, were funded by Medicaid or comparable state programs. The Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy and governmental funding restrictions, all of which may have the effect of decreasing program payments, increasing costs or modifying the way the Company operates its dialysis business. See
"Business -- Reimbursement -- Medicaid Reimbursement" and
"Business -- Government Regulation."

DEPENDENCE ON OTHER SOURCES OF REIMBURSEMENT

     The Company estimates that approximately 24%, 25% and 26% of its net revenue for the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1996, respectively, were derived from sources other than Medicare and Medicaid. Substantially all of this revenue comes from private insurance for chronic dialysis treatments and payments from hospitals with which the Company has contracts for the provision of acute dialysis services. In general, private insurance reimbursement and payments for treatments performed at hospitals are at rates significantly higher than Medicare and Medicaid rates. The Company believes that if Medicare reimbursement for dialysis treatment is reduced in the future, these private payors may be required to assume a greater percentage of the costs of dialysis care and, as a result, may focus on reducing dialysis payments as their overall costs increase. In addition, the Company believes that health maintenance organizations ("HMOs") and other managed care providers may have a strong incentive to reduce further the costs of specialty care and may seek to reduce amounts paid for dialysis. The Company is unable to predict whether and to what extent changes in these private reimbursement rates may be made in the future. Any reduction in the rates paid by private insurers and hospitals or a significant change in the Company's payor mix towards additional Medicare or Medicaid reimbursement could have a material adverse effect on the Company's results of operations, financial condition and business. Similarly, increases in operating costs that are subject to inflation, such as labor and supply costs, without a compensating increase in private reimbursement rates, could have a material adverse effect on the Company's results of operations, financial condition and business. See "Business -- Operations" and "-- Reimbursement."

RISKS ASSOCIATED WITH GROWTH STRATEGY

     The Company's strategy includes expanding its dialysis business through the acquisition and development of dialysis centers and the acquisition and management of nephrology practices. Competition for acquisitions in the dialysis industry has increased significantly in recent years and, as a result, the cost of acquiring dialysis centers has increased. There can be no assurance that the Company will be able to identify, acquire or profitably integrate acquired dialysis centers and nephrology practices. Acquisitions involve a number of risks related to integration, including adverse short-term effects on the Company's reported operating results, diversion of management's attention, dependence on retention, hiring and training of key personnel, including Medical Directors for each dialysis center, some or all of which could have a material adverse effect on the Company's results of operations, financial condition and business. In addition, there can be no assurance that acquired or managed dialysis centers will achieve net revenue and earnings that justify the Company's investment therein or expenses related thereto. In order to implement its growth strategy, the Company may require substantial capital resources and need to incur, from time to time, short- and long-term bank indebtedness. The Company also may need to issue, in public or private transactions, equity or debt securities, the terms of which will depend on market and other conditions. There can be no assurance that any such additional financing will be available on terms acceptable to the Company, if at all. To the extent that the Company is unable to acquire dialysis centers or acquire or manage nephrology practices, to integrate such centers and practices successfully, or to obtain financing on terms acceptable to the Company, its ability to expand its business could be reduced significantly. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Business -- Strategy."

DEPENDENCE ON PHYSICIAN REFERRALS

     The Company's dialysis centers depend upon their Medical Directors and other local nephrologists for referrals of ESRD patients for treatment and one or a few physicians typically account for all or a significant portion of the patient referral base at a center. The loss of one or more referring physicians at a particular center could have a material adverse effect on the operations of such center, and the loss of a significant number of referring physicians could have a material adverse effect on the Company's results of operations, financial condition and business. The illegal remuneration provisions of the Social Security Act and similar state laws prohibit the payment of remuneration to induce referrals. Furthermore, in many instances stockholders of the Company are the primary referral sources for the dialysis centers operated by the Company. If such ownership is deemed to violate applicable federal or state law, such physician owners may be forced to dispose of their stock in the Company. The Company cannot predict the effect such disposition would have on its business or stock price. See "Business -- Operations -- Relationships With Referral Sources; Medical Directors" and "Business -- Government Regulation."

OPERATIONS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION

     The Company is subject to extensive federal, state and local regulation regarding, among other things, fraud and abuse, patient referral, health and safety, environmental compliance and toxic waste disposal. Much of this regulation, particularly in the area of patient referral, is complex and open to differing interpretations. There are two general frameworks under which patient referrals are regulated. First, the illegal remuneration provisions of the Social Security Act make it illegal for any person to, among other things, solicit, offer, receive or pay any remuneration in exchange for referring, or to induce the referral of, a patient for treatment which may be paid for by Medicare, Medicaid or a similar state program. Second, certain provisions contained in the Omnibus Budget Reconciliation Act of 1989 and the Omnibus Budget Reconciliation Act of 1993 ("Stark I" and "Stark II," respectively) prohibit physician referrals for clinical laboratory services and "designated health services" (including some of the specific services offered by the Company) to entities with which a physician or an immediate family member has a "financial relationship." These laws contain certain statutory exceptions, and federal agencies have promulgated regulations clarifying certain of these provisions and exceptions and creating certain additional exceptions, or "safe harbors," from such prohibitions. Many states have enacted similar provisions of law, which may not have identical prohibitions or exceptions, but which may apply regardless of whether Medicare or Medicaid funds are involved. However, due to the breadth of the statutory provisions and the absence in many instances of regulations or court decisions addressing the specific arrangements by which the Company conducts its business, it is possible that some of the Company's practices might be challenged under these laws. Violations of the federal laws are punishable by civil sanctions, including disqualification from participation in the Medicare or Medicaid programs, and, in the case of the federal illegal remuneration provisions, criminal sanctions. There can be no assurance that the Company's practices will not be challenged by governmental authorities, or that the Company will not be subject to sanctions under such laws or be required to alter or discontinue certain of its practices. In addition, there can be no assurance that if the Company is required to alter its practices, that it will be able to do so successfully. The occurrence of any of these events may result in a material adverse effect on the Company's net revenues and earnings. See "Business -- Government Regulation."

     A number of proposals for health care reform have been made recently to provide greater governmental control of health care spending and to provide broader access to health care services. For example, the Health Insurance Portability and Accountability Act of 1996 was signed into law in August 1996. This law, among other things, provides for insurance portability for individuals who lose or change jobs, limit exclusions for pre-existing conditions, and establish a pilot program for medical savings accounts. It is uncertain what additional health care reform legislation, if any, ultimately will be implemented or whether other changes in the administration or interpretation of governmental health care programs will occur. The Company cannot predict what effect future health care legislation or other changes in the administration or interpretation of governmental health care programs may have on the Company's operations. See "Business -- Government Regulation -- Health Care Legislation."

SUBSTANTIAL COMPETITION

     The dialysis industry is fragmented and is consolidating rapidly. Accordingly, the industry is highly competitive, particularly from the standpoint of competition for the acquisition of existing dialysis centers and the development of relationships with referring physicians. Many of the Company's competitors have substantially greater financial resources and more established operations and infrastructure than the Company and may compete with the Company for acquisitions of dialysis centers and nephrology practices. In addition, the Company may also experience competition from referring physicians who open their own dialysis centers. There can be no assurance that the Company will be able to compete effectively with any such competitors. See
"Business -- Competition."

DELAYS AND COSTS OF IMPLEMENTING INTEGRATED OPERATING SYSTEMS

     The Company is in the process of implementing and integrating certain information and operating systems for its centers, all of which have been acquired within the last several months. The Company may experience delays, complications and expenses in implementing, integrating and operating such systems, any of which could have a material adverse effect on the Company's results of operations, financial condition and business. Furthermore, while the Company believes that the technology that it implements will be adequate for the Company's current needs, such systems may require modification, improvement or replacement as the Company expands or if new technologies render the Company's systems obsolete. Such modifications, improvements or replacements may require substantial expenditures to design and implement and may require interruptions in operations during periods of implementation, any of which could have a material adverse effect on the Company's results of operations, financial condition and business. See "Business -- Operations."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent upon the services of certain key executive officers and the Chairman of the Board. The Company's growth will depend in part upon its ability to attract and retain skilled employees, for whom competition is intense. The Company believes that its future success will also depend on its ability to attract and retain qualified physicians to serve as Medical Directors of its dialysis centers. The Company does not carry key-man life insurance on any of its officers. The loss by the Company of any of its executive officers or the Chairman of the Board, or the inability to attract and retain qualified management personnel and Medical Directors, could have a material adverse effect on the Company's results of operations, financial condition and business. See "Management."

SIGNIFICANT INFLUENCE BY MANAGEMENT AND PHYSICIAN STOCKHOLDERS

     Upon completion of the Offering, the Company's directors, executive
officers and physician stockholders will beneficially own approximately      %
of the outstanding shares of Common Stock (      % if the Underwriters'
over-allotment option is exercised in full). The Company's Amended and Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting. Although directors, executive officers and physician stockholders do not have any arrangements or understandings among themselves with respect to the voting of the shares of Common Stock beneficially owned by such persons, such persons acting together would be able to significantly influence the election of directors and might be able to approve or disapprove any matter submitted to a vote of stockholders, including a change in control in the Company. See "Management" and "Principal and Selling Stockholders."

POTENTIAL CONFLICTS OF INTEREST

     The Company is a party to Medical Director agreements with Stephen D. McMurray, M.D., W. Tom Meredith, M.D., Thomas A. Lowery, M.D., John D. Bower, M.D. and Kenneth E. Johnson, M.D., each of whom is a director and stockholder of the Company. In addition, the Company leases space from Dr. Bower, Dr. Lowery, and an entity in which Dr. Meredith owns a one-third interest. The chairman of the Company, Harry R. Jacobson, M.D., serves as Deputy Vice Chancellor of Health Affairs at Vanderbilt University, and the Company has an agreement with Vanderbilt University Medical Center to manage its outpatient dialysis facility. The outside interests of these directors may give rise to certain conflicts of interest concerning the fulfillment of their responsibilities as directors of the Company, and such conflicts of interest could result in decisions that may not reflect the interests of all stockholders equally. See "Certain Transactions."

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company's Amended and Restated Certificate of Incorporation and Bylaws contain a number of provisions that could inhibit a change in control of the Company by means of a tender offer, merger, proxy contest or otherwise, including advance notice and super-majority voting provisions, provisions that establish a classified board of directors, and provisions that enable the Board of Directors to issue "blank check" preferred stock. See "Description of Capital Stock -- Special Provisions of the Amended and Restated Certificate of Incorporation, Bylaws and Delaware Law."

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock may fluctuate substantially in response to variations in the Company's operating and financial results, changes in earnings estimates by securities analysts, general economic and market conditions, and other factors. See "Price Range of Common Stock."

POTENTIAL ADVERSE MARKET IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market or the availability of such shares for sale following the Offering could adversely affect the prevailing market price for the Common Stock. After completion of the Offering, the Company will have 14,125,954 shares of Common Stock outstanding (14,575,954 if the Underwriters' over-allotment option is exercised in full). Of those shares, approximately 7,485,000 shares, including the 3,000,000 shares offered hereby (7,935,000 and 3,450,000 shares, respectively, if the Underwriters' over-allotment option is exercised in full), will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). In addition, up to 1,831,993 shares of Common Stock are issuable upon the exercise of options which will be freely tradeable without restriction unless purchased by an "affiliate." The remaining approximately 6,640,954 shares outstanding, plus up to 404,000 shares of Common Stock which may be issued upon exercise of warrants or conversion of convertible securities, will become eligible for future sale in the public market in accordance with Rule 144 under the Securities Act, as currently in effect, beginning in February 1998. The Company has granted certain "piggyback" registration rights with respect to shares of Common Stock to the holders of a total of approximately 6,640,954 shares of Common Stock and 220,000 shares issuable upon the conversion of warrants, such "piggyback" registration rights not being exercisable except in connection with a Company registration. The Company's officers and directors, and certain stockholders of the Company, who upon completion of the Offering will own an
aggregate of approximately             shares of Common Stock, have agreed not
to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise sell or dispose of any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock for a period of 180 days after the Offering, without the prior written consent of Equitable Securities Corporation. See "Shares Eligible for Future Sale."

                                  THE COMPANY

     Renal Care Group is a specialized provider of nephrology services that was founded in June 1995 to focus on the provision of care to patients with kidney disease, including patients suffering from chronic kidney failure. In February 1996, the Company commenced its business with the simultaneous acquisition in the Combination of the five Founding Companies: Kidney Care, Inc. and Medical Enterprises Ltd. ("MEL" and collectively "Kidney Care"); D.M.N. Professional Corporation ("DMN"); Tyler Nephrology Associates ("Tyler"); Kansas Nephrology Association ("Kansas"); and Renal Care Group, Inc., a Tennessee corporation ("Tennessee"). At the time of the Combination, the Founding Companies had an aggregate of 41 dialysis centers serving approximately 2,663 patients in eight states. The aggregate consideration paid by the Company in the Combination was approximately 4,834,000 shares of Common Stock with an aggregate value at the time of the Combination of approximately $87.0 million, $32.8 million in cash, $7.3 million in notes payable and $13.8 million of assumed debt.

     On April 26, 1996, the Company completed a merger with Main Line Suburban Dialysis, Inc. ("Main Line"). Main Line, based in Wynnewood, Pennsylvania, operates five dialysis centers serving approximately 350 patients in the suburban Philadelphia area. The Company acquired Main Line in exchange for shares of Common Stock with an aggregate value of approximately $18.2 million at the time the Company and Main Line entered into the merger agreement. The merger was accounted for as a pooling of interests.

     On July 1, 1996, the Company completed a merger with The Nephrology Centers, Inc. ("TNC"), which is based in Pensacola, Florida and operated two dialysis centers serving approximately 250 patients in the Pensacola and Crestview, Florida areas. TNC constructed two additional satellite centers which opened in September 1996. The Company acquired TNC in exchange for shares of Common Stock with an aggregate value of approximately $10.2 million at the time the Company and TNC entered into the merger agreement. The merger was accounted for as a pooling of interests.

     On September 30, 1996, the Company completed a merger with RenalWest, which has 18 affiliated nephrologists and operates 19 freestanding hemodialysis centers and three home peritoneal dialysis centers serving approximately 1,200 patients in the state of Arizona. RenalWest also provides inpatient dialysis services to 16 acute care hospitals and staff-assisted dialysis services to 37 skilled nursing facilities. The Company acquired RenalWest in exchange for shares of Common Stock with an aggregate value of approximately $72.0 million at the time the Company and RenalWest entered into the merger agreement. The merger was accounted for as a pooling of interests.

     In February 1996, the Company entered into an agreement to develop a dialysis center for the University of Louisville. In April 1996, the Company announced an agreement to operate and manage the outpatient dialysis activities of The Cleveland Clinic Foundation located in Cleveland, Ohio. The Cleveland Clinic Foundation operates two dialysis facilities staffed by 11 nephrologists serving approximately 370 patients.

     The Company's address is 2100 West End Avenue, Suite 800, Nashville, Tennessee 37203, and its telephone number is (615) 321-2333.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by it, at an assumed public offering price of $36.25 per share, are estimated to be approximately $51.3 million after deducting estimated underwriting discounts and offering expenses payable by the Company, (or approximately $66.8 million if the Underwriters' over-allotment option is exercised in full). The net proceeds will be used for working capital and general corporate purposes, including the potential acquisition and development of additional dialysis centers. The Company continually reviews and evaluates acquisition candidates as part of its growth strategy and is at various stages of evaluation, discussion or negotiation with a number of such candidates. The Company is not a party to any definitive agreement or letter of intent regarding any material acquisition, nor are there any material acquisitions that it considers probable. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing, investment-grade securities. The Company will not receive any proceeds from the sale of shares of Common Stock offered by the Selling Stockholders. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq Stock Market under the symbol "RCGI". The following table sets forth the high and low sales prices for the Common Stock for the quarters indicated as reported on the Nasdaq Stock Market.

                                                                               PRICE RANGE
                                                                           -------------------
                                                                            HIGH         LOW
                                                                           ------       ------
YEAR ENDING DECEMBER 31, 1996:
  First Quarter(1).......................................................  $28.75       $23.25
  Second Quarter.........................................................   36.00        27.75
  Third Quarter..........................................................   39.00        25.50
  Fourth Quarter(2)......................................................   37.00        36.25

---------------

(1) Represents trading of the Common Stock from February 7, 1996 through March 31, 1996.
(2) Represents trading of the Common Stock from October 1, 1996 through October 7, 1996.

     The last reported sale price of the Common Stock on the Nasdaq Stock Market on October 7, 1996 was $36.25. As of October 7, 1996 there were approximately 1,800 stockholders of record.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on its capital stock. The Company currently anticipates that all of its earnings will be retained to finance the growth and development of its business and, therefore, does not anticipate that any cash dividends will be declared or paid on the Common Stock in the foreseeable future. Any future declaration of dividends will be subject to the discretion of the Company's Board of Directors and its review of the Company's results of operations, financial condition, capital requirements and surplus, contractual restrictions to pay such dividends and other factors it deems relevant.

                                 CAPITALIZATION

     The following table sets forth the short-term indebtedness and consolidated capitalization of the Company as of June 30, 1996 and as adjusted to give effect to the sale by the Company of 1,500,000 shares of Common Stock offered by it at an assumed public offering price of $36.25 per share and the application of the net proceeds therefrom as set forth under "Use of Proceeds." This table should be read in conjunction with the Company's Combined Financial Statements and related notes appearing elsewhere in this Prospectus.

                                                                              JUNE 30, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Short-term debt, including current portion of long-term debt...........  $ 4,361      $   4,361
                                                                          ======         ======
Long-term debt and capital lease obligations...........................  $ 2,444      $   2,444
Stockholders' equity:
  Preferred Stock, $0.01 par value (10,000,000 shares authorized, no
     shares issued and outstanding)....................................       --             --
  Common Stock, $0.01 par value (22,000,000 shares authorized,
     12,625,954 shares issued and outstanding; 14,125,954 shares issued
     and outstanding as adjusted)......................................      126            141
Additional paid-in capital (stockholders' equity)......................   53,004        104,281
Retained earnings......................................................    2,301          2,301
          Total stockholders' equity...................................   55,431        106,723
          Total capitalization.........................................  $57,875      $ 109,167
                                                                          ======         ======

                SELECTED HISTORICAL AND COMBINED FINANCIAL DATA

     The Selected Historical Financial Data -- Renal Care Group, Inc. represent the historical results of operations of the Company and includes the results of operations of Main Line and RenalWest, which were acquired during 1996 in pooling-of-interests transactions; however, this information does not include the results of operations for the Founding Companies for any periods prior to the six months ended June 30, 1996 except on a pro forma basis.

     The Selected Combined Financial Data -- Renal Care Group, Inc. and Founding Companies represent the results of operations had the Founding Companies and the Company been combined on January 1, 1991 without giving effect to the initial public offering for periods prior to February 1, 1996 except on a pro forma basis.

     The Combination was accounted for using historical cost, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 48, because no single owner group from any of the Founding Companies held more than 50% equity interest in the Company as of the closing of the Company's initial public offering. Accordingly, the Company has recorded the net assets acquired at the Founding Companies' historical cost basis, as determined by generally accepted accounting principles.

     The Selected Historical Financial Data -- Renal Care Group, Inc. for the years ended December 31, 1994 and 1995 and the Selected Combined Financial
Data -- Renal Care Group, Inc. and Founding Companies for the years ended December 31, 1993, 1994 and 1995 are derived from audited data included elsewhere in this Prospectus. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of management, contain all adjustments consisting of normal, recurring accruals necessary for a fair presentation of the combined financial position and the combined results of operations for the periods presented. The following data should be read in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that appear elsewhere in this Prospectus.

          SELECTED HISTORICAL FINANCIAL DATA -- RENAL CARE GROUP, INC.
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          YEAR ENDED DECEMBER 31,(1)                              SIX MONTHS ENDED JUNE 30,
                      -------------------------------------------------------------------   -------------------------------------
                                                                                PRO FORMA                               PRO FORMA
                         1991          1992        1993      1994      1995      1995(2)      1995(1)       1996(3)      1996(4)
                      -----------   -----------   -------   -------   -------   ---------   -----------   -----------   ---------
INCOME STATEMENT
  DATA:
  Net revenue.......    $ 7,367       $ 8,713     $18,126   $41,627   $42,971   $115,329      $21,242       $55,358      $62,736
  Patient care
    costs...........      5,336         6,309      13,034    25,003    26,908     79,949       13,307        38,461       43,883
  General and
    administrative
    expenses........      1,725         1,626       3,649     8,721     8,701     15,466        4,384         5,821        6,417
  Provision for
    doubtful
    accounts........        147           170         584     1,418     2,355      3,995        1,153         1,071        1,196
  Depreciation and
    amortization....        147           153         601     1,484     1,580      3,914          666         1,970        2,158
  Merger expenses...         --            --          --        --        --         --           --           680          680
                         ------        ------     -------   -------   -------   --------      -------       -------      -------
  Total operating
    costs and
    expenses........      7,355         8,258      17,868    36,626    39,544    103,324       19,510        48,003       54,334
                         ------        ------     -------   -------   -------   --------      -------       -------      -------
  Income from
    operations......         12           455         258     5,001     3,427     12,005        1,732         7,355        8,402
  Interest income
    (expense),
    net.............        (33)          (44)       (128)     (363)     (452)      (506 )       (221)          240          147
                         ------        ------     -------   -------   -------   --------      -------       -------      -------
  Income (loss)
    before income
    taxes...........    $   (21)      $   411     $   130   $ 4,638   $ 2,975     11,499      $ 1,511         7,595        8,549
                         ======        ======     =======   =======   =======                 =======
  Provision for
    income taxes....                                                               4,370                      1,980        3,249
  Net income........                                                            $  7,129                    $ 5,615      $ 5,300
                                                                                ========                    =======      =======
  Earnings per
    share...........                                                            $   0.64 (5)                $  0.43      $  0.40
                                                                                ========                    =======      =======
  Weighted average
    shares
    outstanding.....                                                              11,080 (5)                 13,140       13,087

                                                                        DECEMBER 31,(1)
                                                ---------------------------------------------------------------
                                                   1991            1992          1993        1994        1995       JUNE 30, 1996
                                                -----------     -----------     -------     -------     -------     -------------
BALANCE SHEET DATA:
  Working capital.............................    $     303       $     774     $ 3,519     $ 3,172     $(1,418)       $32,019
  Total assets................................        2,242           2,613      14,393      17,318      20,765         85,643
  Total debt..................................          425             367       5,248       5,420       7,340          6,805
  Stockholders' equity........................        1,057           1,468       4,926       5,919       4,566         55,431

---------------

(1) The financial information for each of the years and six month period ended June 30, 1995 does not include the Founding Companies except on a pro forma basis. See "Selected Combined Financial Data" for financial information of the Company including the income statement and balance sheet data of the Founding Companies.
(2) Pro forma information for the year ended December 31, 1995 gives effect to
    (a) the provision for federal and state income taxes as if not-for-profit and S-corporations had been subject to such taxes; (b) additional estimated corporate overhead of approximately $2.6 million that would have been incurred had the Combination occurred at the beginning of 1995; and (c) certain other adjustments to reflect the Combination and the initial public offering. See Pro Forma Combining Financial Statements of Renal Care Group, Inc. (of Delaware).
(3) The financial information for the six months ended June 30, 1996 include the results of operations for the Founding Companies since February 1996 when they were acquired by the Company simultaneously with its initial public offering.
(4) Pro forma information for the six months ended June 30, 1996 gives effect to the provision for federal and state income taxes as if not-for-profit and S-corporations had been subject to such taxes. See Pro Forma Combining Financial Statements of Renal Care Group, Inc. (of Delaware).
(5) The calculation of pro forma earnings per share for the year ended December 31, 1995 excludes 1,156,000 shares of Common Stock issued in the initial public offering. The net proceeds from these shares were used for general corporate purposes and therefore are excluded from the calculation. All subsequent periods reflect the full impact of all shares issued in the initial public offering.

           SELECTED COMBINED FINANCIAL DATA -- RENAL CARE GROUP, INC.
                             AND FOUNDING COMPANIES
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       YEAR ENDED DECEMBER 31,(1)                              SIX MONTHS ENDED JUNE 30,(1)
                  ---------------------------------------------------------------------   ---------------------------------------
                                                                              PRO FORMA                                PRO FORMA
                     1991          1992        1993       1994       1995      1995(2)       1995          1996         1996(3)
                  -----------   -----------   -------   --------   --------   ---------   -----------   -----------   -----------
INCOME STATEMENT DATA:
  Net revenue....   $56,575       $64,309     $80,442   $110,670   $115,329   $115,329      $56,253       $62,736       $62,736
  Patient care
    costs........    40,516        46,752      58,314     75,366     80,417     79,949       39,137        43,883        43,883
  General and
   administrative
    expenses.....     5,409         4,423       6,799     12,616     12,866     15,466        6,346         6,417         6,417
  Provision for
    doubtful
    accounts.....     1,131         1,309       2,010      2,914      3,995      3,995        2,031         1,196         1,196
  Depreciation
    and
  amortization...     1,752         1,895       2,416      3,414      3,661      3,914        1,648         2,158         2,158
  Merger
    expenses.....        --            --          --         --         --         --           --           680           680
                    -------       -------     -------   --------   --------    -------      -------      --------      --------
  Total operating
    costs and
    expenses.....    48,808        54,379      69,539     94,310    100,939    103,324       49,162        54,334        54,334
                    -------       -------     -------   --------   --------    -------      -------      --------      --------
  Income from
    operations...     7,767         9,930      10,903     16,360     14,390     12,005        7,091         8,402         8,402
  Interest income
    (expense),
    net..........      (693)         (570)       (460)      (646)    (1,013)      (506 )       (377)          147           147
                    -------       -------     -------   --------   --------    -------      -------      --------      --------
  Income before
    income
    taxes........   $ 7,074       $ 9,360     $10,443   $ 15,714   $ 13,377     11,499      $ 6,714      $  8,549         8,549
                    =======       =======     =======   ========   ========                 =======      ========
  Provision for
    income
    taxes........                                                                4,370                                    3,249
                                                                               -------                                 --------
  Net income
    (loss).......                                                             $  7,129                                 $  5,300
                                                                               =======                                 ========
  Earnings per
    share........                                                             $   0.64 (4)                             $   0.40
                                                                               =======                                 ========
  Weighted
    average
    shares
    outstanding..                                                               11,080 (4)                               13,087

                                                                             DECEMBER 31,(1)
                                                        ---------------------------------------------------------     JUNE 30,
                                                           1991          1992        1993       1994       1995        1996(1)
                                                        -----------   -----------   -------   --------   --------   -------------
BALANCE SHEET DATA:
  Working capital.....................................    $ 6,244       $ 9,638     $14,761   $ 18,158   $ 12,237      $32,019
  Total assets........................................     24,864        28,670      42,770     49,918     60,899       85,643
  Total debt..........................................      4,514         4,037       8,265      8,620     15,915        6,805
  Stockholders' equity................................     14,475        18,506      24,236     26,825     25,358       55,431

---------------

(1) The financial information for each of the years and six month periods represents the results of operations of Renal Care Group and Founding Companies Combined without giving effect to the Company's initial public offering for periods prior to February 1996 except on a pro forma basis.
(2) Pro forma information for the year ended December 31, 1995 gives effect to
    (a) the provision for federal and state income taxes as if not-for-profit and S-corporations had been subject to such taxes; (b) additional estimated corporate overhead of approximately $2.6 million that would have been incurred had the Combination occurred at the beginning of 1995; and (c) certain other adjustments to reflect the Combination and the initial public offering. See Pro Forma Combining Financial Statements of Renal Care Group, Inc. (of Delaware).
(3) Pro forma information for the six months ended June 30, 1996 gives effect to the provision for federal and state income taxes as if not-for-profit and S-corporations had been subject to such taxes. See Pro Forma Combining Financial Statements of Renal Care Group, Inc. (of Delaware).
(4) The calculation of pro forma earnings per share for the year ended December 31, 1995 excludes 1,156,000 shares of Common Stock issued in the initial public offering. The net proceeds from these shares were used for general corporate purposes and therefore are excluded from the calculation. All subsequent periods reflect the full impact of all shares issued in the initial public offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial information referenced in the Index to Financial Statements, including the notes thereto, and the other financial information appearing elsewhere in this Prospectus.

OVERVIEW

     Renal Care Group is a specialized provider of nephrology services to patients with kidney disease, including patients suffering from chronic kidney failure. The Company commenced operations in February 1996 when it acquired the Founding Companies simultaneous with the completion of its initial public offering. At the time of the Combination, the Founding Companies were established businesses engaged in the operation of outpatient dialysis centers as separate, independent entities for an average of 14 years. For all periods presented, the Combined Financial Statements include the financial information of the Founding Companies, Main Line, a merger which was completed in April 1996, and RenalWest, a merger which was completed in September 1996. Both the Main Line and RenalWest mergers were accounted for as poolings of interests. RenalWest was organized in September 1993; consequently, the Combined Financial Statements do not include a full year of operating results for that period. Because the Founding Companies, Main Line and RenalWest were independent entities that had not been operated by the Company's management prior to their respective dates of acquisition, the historical results prior to such times may not be indicative of future performance. In addition, the Combined Financial Statements do not give effect to any operating efficiencies prior to such dates of acquisition that the Company believes typically would be attainable in an integrated organization.

     Renal Care Group believes that its dialysis centers, on an individual basis, generally did not have the management, capital and other resources prior to the Combination and the Company's acquisition that are required to generate sustainable growth in the increasingly competitive dialysis industry. By combining the dialysis centers under an experienced executive management team and providing the combined entity with access to greater financial and other resources, management believes the Company is positioned to pursue an aggressive growth strategy comprised of increased internal growth and strategic acquisitions. Significant factors that influence internal growth in the dialysis industry include the number of nephrologists associated with a company's dialysis centers and the availability of capital to fund the development of new centers. The Company plans to increase internal growth by providing management, capital and other resources required to develop new centers and to recruit additional nephrologists to increase utilization of the Company's existing network of dialysis centers. Since the Combination, the Company has completed four acquisitions, including Main Line and RenalWest, which added approximately 2,000 ESRD patients, and management believes that additional acquisition candidates will be available as the dialysis industry continues its rapid consolidation.

     Renal Care Group has implemented company-wide supply, insurance and other agreements that have resulted in lower operating costs for the combined entity. Other operating efficiencies that the Company has realized include consolidation of employee benefits, cash management and other similar functions. The Company believes it will be able to realize economies of scale in both acquired and managed operations by consolidating corporate and regional management expenses. However, a portion of any operating efficiencies that may be achieved will be offset by the need for increased general and administrative expenses as the Company adds support services at the corporate headquarters.

SOURCES OF NET REVENUE

     The Company's net revenue has been derived primarily from the following sources: (i) outpatient hemodialysis services; (ii) ancillary services associated with dialysis, primarily the administration of EPO; (iii) home dialysis services; (iv) inpatient hemodialysis services provided pursuant to contracts with acute care hospitals and skilled nursing facilities; (v) management contracts with hospital-based and medical university dialysis programs; and (vi) laboratory services. ESRD patients typically receive 156 dialysis treatments per year, with reimbursement for services provided primarily by the Medicare ESRD program based on rates that are established by HCFA. For the six months ended June 30, 1996, approximately 74% of the Company's net revenue was derived from reimbursement under the Medicare and Medicaid programs. Medicare reimbursement is subject to rate and other legislative changes by Congress and periodic changes in regulations, including changes that may reduce payments under the ESRD program. For patients with health insurance, dialysis generally is reimbursed at rates higher than Medicare during the first 18 months of treatment, after which time Medicare becomes the primary payor. Reimbursement for dialysis services provided pursuant to a hospital contract is negotiated with the individual hospital and generally is higher on a per treatment equivalent basis than the Medicare rate. Because dialysis is a life-sustaining therapy used to treat this chronic disease, utilization is predictable and is not subject to seasonal fluctuations.

RESULTS OF OPERATIONS

     The results of operations for all periods in the table below and in the period comparisons that follow reflect the historical operations of the Company, including the operations of Main Line and RenalWest, combined with the operations of the Founding Companies. However, management of the Company did not operate the Founding Companies until February 1996, Main Line until April 1996 and RenalWest until September 1996, the respective dates of acquisition of such companies.

     The following table sets forth, for the periods indicated, the percentage of net revenue represented by the respective financial items:

                                                                                  SIX MONTHS
                                                          YEAR ENDED DECEMBER     ENDED JUNE
                                                                  31,                 30,
                                                         ---------------------   -------------
                                                         1993    1994    1995    1995    1996
                                                         -----   -----   -----   -----   -----
    Net revenue........................................  100.0%  100.0%  100.0%  100.0%  100.0%
    Patient care costs.................................   72.5    68.1    69.7    69.6    69.9
    General and administrative expenses................    8.5    11.4    11.2    11.3    10.2
    Provision for doubtful accounts....................    2.5     2.6     3.5     3.6     1.9
    Depreciation and amortization......................    3.0     3.1     3.2     2.9     3.4
    Merger expenses....................................     --      --      --      --     1.1
                                                         -----   -----   -----   -----   -----
    Total operating costs and expenses.................   86.4    85.2    87.5    87.4    86.6
                                                         -----   -----   -----   -----   -----
    Income from operations.............................   13.6%   14.8%   12.5%   12.6%   13.4%
                                                         =====   =====   =====   =====   =====

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

     Net Revenue. Net revenue increased from $56,253,000 for the six months ended June 30, 1995 to $62,736,000 for the six months ended June 30, 1996, an increase of $6,483,000, or 11.5%. This increase resulted primarily from a 7.2% increase in the number of treatments from 309,162 in the 1995 period to 331,280 in the 1996 period and a 3.3% increase in the average revenue per treatment from $183 in the 1995 period to $189 in the 1996 period. The revenue per treatment increase was due to an increase in EPO utilization and acute treatments. The remaining revenue increase resulted from management fee income.

     Patient Care Costs. Patient care costs consist of costs directly related to the care of patients, including direct labor, drugs, and other medical supplies and operational costs of facilities. Patient care costs increased from $39,137,000 for the six months ended June 30, 1995 to $43,883,000 for the six months ended June 30, 1996, an increase of $4,746,000, or 12.1%. This increase was due to the increase in the number of treatments, which caused a corresponding increase in the use of drugs, supplies and labor. Patient care costs as a percentage of net revenue increased slightly from 69.6% in the 1995 period to 69.9% in the 1996 period, with such increase caused primarily by higher patient care costs at Main Line and RenalWest. Average patient care cost per treatment increased from $127 in the 1995 period to $132 in the 1996 period. This increase was due to normal health care inflation, increased EPO utilization and the increase in higher cost acute treatments.

     General and Administrative Expenses. General and administrative expenses include corporate office costs and clinic costs not directly related to the care of patients, including clinic administration, accounting, billing and information systems. General and administrative expenses increased from $6,346,000 for the six months ended June 30, 1995 to $6,417,000 for the six months ended June 30, 1996, an increase of $71,000, or 1.1%. General and administrative expenses as a percentage of revenue decreased from 11.3% in the 1995 period to 10.2% in the 1996 period. The net increase was a result of increased corporate overhead expenses partially offset by reduced compensation to prior physician owners.

     Provision for Doubtful Accounts. The provision for doubtful accounts decreased from $2,031,000 for the six months ended June 30, 1995 to $1,196,000 for the six months ended June 30, 1996. The provision for doubtful accounts as a percentage of net revenue decreased from 3.6% in the 1995 period to 1.9% in the 1996 period. This decrease represented a return to a normal level of provision for doubtful accounts in the 1996 period from the 1995 period when additional expense was recorded due to a deterioration in the aging of accounts receivable. The provision for doubtful accounts is a function of patient mix, billing practices and other factors. It is the Company's practice to reserve for doubtful accounts in the period in which revenue is recognized based on management's estimate of the net collectibility of accounts receivable.

     Depreciation and Amortization. Depreciation and amortization increased from $1,648,000 for the six months ended June 30, 1995 to $2,158,000 for the six months ended June 30, 1996, an increase of $510,000, or 30.9%. This increase was due to the purchase of patient care facilities previously leased, higher than normal replacement of dialysis machines and the purchase of a clinical computer system.

     Merger Expenses. Merger expenses of $680,000 represented legal, accounting and compensation expenses related to the Main Line acquisition. Merger expenses for the RenalWest acquisition have not yet been determined.

     Income from Operations. Income from operations increased from $7,091,000 for the six months ended June 30, 1995 to $8,402,000 for the six months ended June 30, 1996, an increase of $1,311,000, or 18.5%. Income from operations as a percentage of net revenue increased from 12.6% in the 1995 period to 13.4% in the 1996 period.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net Revenue. Net revenue increased from $110,670,000 for the year ended December 31, 1994 to $115,329,000 for the year ended December 31, 1995, an increase of $4,659,000, or 4.2%. This increase resulted primarily from a 4.5% increase in the number of treatments from 598,228 in the 1994 period to 625,413 in the 1995 period. Average revenue per treatment remained constant for the 1994 and 1995 periods at $185.

     Patient Care Costs. Patient care costs increased from $75,366,000 for the year ended December 31, 1994 to $80,417,000 for the year ended December 31, 1995, an increase of $5,051,000, or 6.7%. This increase was due to the increase in the number of treatments, which caused a corresponding increase in the use of drugs, supplies and labor. Patient care costs as a percentage of net revenue increased from 68.1% in the 1994 period to 69.7% in the 1995 period. Average patient care costs per treatment increased from $126 in the 1994 period to $129 in the 1995 period. This increase was the net result of normal health care inflation and lower EPO utilization costs.

     General and Administrative Expenses. General and administrative expenses increased from $12,616,000 for the year ended December 31, 1994 to $12,866,000 for the year ended December 31, 1995, an increase of $250,000, or 2.0%. General and administrative expenses as a percentage of net revenue decreased from 11.4% in the 1994 period to 11.2% in the 1995 period. General and administrative expenses decreased in the 1995 period due to the growth in revenue during the period.

     Provision for Doubtful Accounts. The provision for doubtful accounts increased from $2,914,000 for the year ended December 31, 1994 to $3,995,000 for the year ended December 31, 1995. The provision for doubtful accounts as a percentage of net revenue increased from 2.6% in the 1994 period to 3.5% in the 1995 period. This increase was due to additional bad debt expense recorded as a result of a revision in the estimated collectibility of accounts receivable for RenalWest to reflect the Company's accounts receivable valuation policy.

     Depreciation and Amortization. Depreciation and amortization increased from $3,414,000 for the year ended December 31, 1994 to $3,661,000 for the year ended December 31, 1995, an increase of $247,000, or 7.2%. Depreciation and amortization as a percentage of net revenue increased from 3.1% in the 1994 period to 3.2% in the 1995 period.

     Income from Operations. Income from operations decreased from $16,360,000 for the year ended December 31, 1994 to $14,390,000 for the year ended December 31, 1995, a decrease of $1,970,000, or 12.0%. Income from operations as a percentage of net revenue decreased from 14.8% in the 1994 period to 12.5% in the 1995 period.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Net Revenue. Net revenue increased from $80,442,000 for year ended December 31, 1993 to $110,670,000 for the year ended December 31, 1994, an increase of $30,228,000, or 37.6%. This increase resulted primarily from a 27.3% increase in the number of treatments from 470,035 in the 1993 period to 598,228 in the 1994 period, with a significant component of treatment growth resulting from the full-year impact in 1994 of RenalWest which operated for only four months in 1993. In addition, the average revenue per treatment increased 7.6% from $172 in the 1993 period to $185 in the 1994 period due to an increase in acute treatments and greater EPO utilization.

     Patient Care Costs. Patient care costs increased from $58,314,000 for the year ended December 31, 1993 to $75,366,000 for the year ended December 31, 1994, an increase of $17,052,000, or 29.2%. This increase was due to the increase in the number of treatments, which caused a corresponding increase in the use of labor, drugs and supplies. Patient care costs as a percentage of net revenue decreased from 72.5% in the 1993 period to 68.1% in the 1994 period. Average patient care costs per treatment increased 0.8%, from $125 in the 1993 period to $126 in the 1994 period. This increase was due to normal health care inflation, increased EPO utilization, increased acute treatments and the inclusion of RenalWest as of September 1993.

     General and Administrative Expenses. General and administrative expenses increased from $6,799,000 for the year ended December 31, 1993 to $12,616,000 for the year ended December 31, 1994, an increase of $5,817,000, or 85.6%. General and administrative expenses increased as a percentage of net revenue from 8.5% in the 1993 period to 11.4% in the 1994 period due primarily to the inclusion of RenalWest as of September 1993 and increases in compensation to prior physician owners.

     Provision for Doubtful Accounts. The provision for doubtful accounts increased from $2,010,000 for the year ended December 31, 1993 to $2,914,000 for the year ended December 31, 1994. The provision for doubtful accounts as a percentage of net revenue increased from 2.5% in the 1993 period to 2.6% in the 1994 period.

     Depreciation and Amortization. Depreciation and amortization increased from $2,416,000 for the year ended December 31, 1993 to $3,414,000 for the year ended December 31, 1994, an increase of $998,000, or 41.3%. This net increase was due to the purchase of patient care facilities in the normal course of business and the inclusion of RenalWest as of September 1993.

     Income from Operations. Income from operations increased from $10,903,000 for the year ended December 31, 1993 to $16,360,000 for the year ended December 31, 1994, an increase of $5,457,000, or 50.1%. Income from operations as a percentage of net revenue increased from 13.6% in the 1993 period to 14.8% in the 1994 period.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires capital primarily for the acquisition and the development of dialysis centers, the purchase of property and equipment for existing centers and to finance working capital requirements. At June 30, 1996, the Company's working capital was $32,019,000, cash and cash equivalents were $31,292,000 and the Company's current ratio was 2.2:1.

     The Company's net cash provided by operating activities was $10,767,000 in the six months ended June 30, 1996. Generally, cash provided by operating activities resulted from net income before depreciation and amortization expense, partially offset by increases in accounts receivable. The Company's net cash used in investing activities was $40,740,000 in the six months ended June 30, 1996. Cash used in investing activities resulted from $39,699,000 of cash, working capital and certain other distributions to the Founding Companies (including approximately $6,899,000 in distributions to former stockholders of the Founding Companies) and $4,972,000 of capital expenditures, partially offset by the $3,893,000 cash balances of the Founding Companies acquired at the time of the Combination. Cash provided by financing activities was $59,631,000 for the six months ended June 30, 1996. The Company's initial public offering in February 1996 resulted in the sale of 4,485,000 shares from which the Company received $71,842,000 after offering costs. Long-term debt repayments totaled $9,694,000 and distributions to owners which occurred prior to the initial public offering were $2,597,000.

     The Company's line of credit allows for borrowings of up to $35,000,000 to be used for acquisitions, working capital and capital expenditures. The line of credit requires payments of interest only until May, 1998 with the balance outstanding at that time amortized quarterly over the next three years. The credit facility bears interest at one of two floating rates selected by the
Company: (i) the base rate plus a margin ranging from 0.00% to 1.00% or (ii) LIBOR plus a margin of 0.95% to 2.70%.

     At October 8, 1996, the Company had $1,380,000 of outstanding Convertible Notes due in December 1996 that are convertible into Common Stock at a price of $7.50 per share.

     A significant component of the Company's growth strategy is the acquisition and development of dialysis centers. The Company believes that the net proceeds from the Offering, existing cash and funds from operations, together with funds available under the line of credit, will be sufficient to meet the Company's acquisition, expansion, capital expenditure and working capital needs through at least the end of 1997. In order to finance certain large strategic acquisition opportunities, the Company may incur from time to time additional short and long-term bank indebtedness and may issue equity or debt securities, the availability and terms of which will depend on market and other conditions. There can be no assurance that such additional financing, if required, will be available on terms acceptable to the Company.

IMPACT OF INFLATION

     A substantial portion of the Company's net revenue is subject to reimbursement rates that are regulated by the federal government and do not automatically adjust for inflation. The Company is unable to increase the amount it receives for the services provided by its dialysis business that are reimbursed under the Medicare composite rate. Increased operating costs due to inflation, such as labor and supply costs, without a corresponding increase in reimbursement rates, may adversely affect the Company's earnings in the future.

                                    BUSINESS

     Renal Care Group is a specialized provider of nephrology services to patients with kidney disease, including patients suffering from chronic kidney failure, also known as end-stage renal disease. The Company provides dialysis and ancillary services to approximately 5,000 patients through 77 outpatient dialysis centers in 12 states and manages an additional eight dialysis centers in five states in affiliation with leading medical centers such as Vanderbilt University Medical Center and The Cleveland Clinic Foundation. In addition to its outpatient dialysis center operations, Renal Care Group provides acute dialysis services through contractual relationships with 42 hospitals, staff-assisted dialysis services to 37 skilled nursing facilities and physician practice management services to 16 of the 59 nephrologists who are affiliated with the Company's outpatient dialysis centers.

     Renal Care Group was formed by leading nephrologists with the objective of creating an entity with the clinical and financial capability to manage the full range of care for ESRD patients on a cost-effective basis. The Company is working in conjunction with its affiliated physicians to develop fully integrated nephrology networks that will implement clinical protocols designed to improve outcomes and reduce costly medical complications associated with ESRD.

     According to HCFA, there were in excess of 2,800 dialysis centers in the United States at the end of 1995. The Company believes that approximately 38% were owned by multi-center dialysis companies, 32% were owned by independent physicians and 30% were hospital-based centers. Although numerous nephrology groups have in the past sold their dialysis centers to entities engaged in the business of owning and operating such facilities, the Company believes that many nephrology groups recognize the need to affiliate with an entity having broader capabilities that can also provide clinical, financial and business expertise to help them manage the increasingly complex and time-consuming aspects of both their dialysis center operations and their nephrology practices. In addition, many hospitals are motivated to sell or outsource management of their dialysis facilities as they refocus their resources on their core business in response to increasing competitive pressures. As a result of these and other factors, the dialysis services industry is undergoing rapid consolidation.

INDUSTRY OVERVIEW

  End-Stage Renal Disease

     ESRD is the state of advanced renal impairment that is irreversible and lethal unless treated. This condition is most commonly a result of complications associated with diabetes, hypertension, certain renal and hereditary diseases, old age and other factors. In order to sustain life, individuals with ESRD require either dialysis for the remainder of their lives or successful kidney transplantation.

     According to the USRDS, the total estimated direct medical charges for ESRD exceeded $11.1 billion during 1994. Of the total direct medical charges for ESRD, approximately $8.3 billion was paid by the federal government through the Medicare program. As a result of legislation enacted in 1972, the federal government provides Medicare funding for patients who are diagnosed with ESRD regardless of their age or financial circumstances.

     Based on Medicare ESRD enrollment data published by HCFA, the number of ESRD patients in the United States requiring dialysis treatments has grown from approximately 66,000 at the end of 1982 to approximately 200,000 at the end of 1995. Based on USRDS data, the ESRD incidence rate among Medicare-eligible patients for all age groups was approximately 219 patients per million in 1993 as compared to 111 patients per million in 1984. Furthermore, USRDS data indicates that the incidence rate in patients ages 65 to 74 increased 130% from 1984 to 1993, and in patients ages 75 and older the incidence rate increased 189% over the same period.

     The Company attributes the growth in the number of ESRD patients principally to the aging of the general population and the improved treatment and increased survival rate of patients with diabetes, hypertension and other illnesses that lead to ESRD. Moreover, improved dialysis technology has enabled older patients and those who previously could not tolerate dialysis due to other illnesses to benefit from this treatment.

  Treatment Options for End-Stage Renal Disease

     Currently, the three treatment options for ESRD are (i) hemodialysis, which is performed either in a hospital setting, an outpatient facility or a patient's home, (ii) peritoneal dialysis, which is generally performed in the patient's home, and (iii) kidney transplant surgery. According to HCFA data, in 1995 approximately 83% of patients on dialysis in the United States received outpatient hemodialysis treatment and approximately 17% received hemodialysis or peritoneal dialysis in their homes.

     - Hemodialysis is the most common form of ESRD treatment and is generally performed either in a freestanding center or in a hospital. The process of hemodialysis uses a dialyzer, essentially an artificial kidney, to remove certain toxins, fluid and chemicals from the patient's blood and a device to control external blood flow and to monitor certain vital signs of the patient. The dialysis process occurs across a semi-permeable membrane that divides the dialyzer into two chambers. While the blood is circulated through one chamber, a pre-mixed dialysis fluid is circulated through the adjacent chamber. The toxins and excess fluid contained in the blood cross the membrane into the dialysis fluid. Hemodialysis treatment usually requires approximately four hours and is administered three times per week for the life of the patient pursuant to a nephrologist's plan of care.

     - Peritoneal dialysis is generally performed by the patient at home and uses the patient's peritoneal, or abdominal, cavity to eliminate fluids and toxins in the patient's blood. Although there are several variations of peritoneal dialysis, continuous ambulatory peritoneal dialysis ("CAPD") and continuous cyclic peritoneal dialysis ("CCPD") are the most common. CAPD uses a sterile dialysis solution which is introduced through a surgically implanted catheter into the patient's peritoneal cavity. Toxins in the blood continuously cross the peritoneal membrane into the dialysis solution. After several hours, the patient drains the used solution and replaces it with fresh solution. CCPD is performed in a manner similar to CAPD, but utilizes a mechanical device to cycle dialysis solution through the peritoneal membrane while the patient is sleeping or at rest. Patients treated at home are monitored monthly either through a visit from a staff person from a designated outpatient center or by the patient visiting the center.

     - Kidney transplantation, when successful, is the most desirable form of therapeutic intervention. However, the shortage of suitable donors severely limits the availability of this surgical procedure as a treatment option. Approximately 6% of patients with ESRD undergo kidney transplantation. Typically, transplant surgery is performed by transplant surgeons and not nephrologists.

  Ancillary Services

     Nephrologists provide ancillary services to ESRD patients, the most significant of which is the administration of EPO. EPO is a bio-engineered protein that mimics a hormone found in a normal kidney by stimulating the production of red blood cells. EPO is utilized in connection with all forms of dialysis to treat anemia, a medical complication experienced by almost all ESRD patients. EPO reduces or eliminates the need for blood transfusions in these patients. Other ancillary services provided by nephrologists to or in connection with ESRD patients may include but are not limited to (i) certain laboratory tests required by Medicare to determine the effectiveness of dialysis treatments, (ii) intradialytic parenteral nutrition ("IDPN"), which are nutrients added to a patient's blood during hemodialysis, (iii) studies to test the degree of a patient's bone deterioration, an ESRD complication, (iv) electrocardiograms, (v) nerve conduction studies to test for deterioration of a patient's nerves, another ESRD complication, (vi) Doppler flow testing for the effectiveness of the patient's vascular access for dialysis, and (vii) blood transfusions.

  Nephrology Practice

     Caring for ESRD patients is the primary clinical activity of nephrologists. Other clinical activities of a nephrologist include the post-surgical care of kidney transplant patients, the diagnosis and treatment of kidney diseases in patients who are at risk for developing ESRD, and the diagnosis, treatment, and management of clinical disorders including hypertension, kidney stones and autoimmune diseases. Because of the complexity involved in treating patients with chronic kidney disease, the nephrologist typically assumes the role of primary care physician for the ESRD patient. The Company believes that while some nephrologists practice independently or are members of multi-specialty groups, most nephrologists practice in small single-specialty groups. Nephrology groups typically provide services in relatively large geographic areas, and it is common for a major part of a metropolitan area to be served by a single nephrology group. Most nephrologists also have a significant office practice and consult on numerous hospitalized patients who are not on dialysis. A nephrologist typically derives income from services rendered (i) during office visits, (ii) for the treatment of patients in acute care hospitals and (iii) for the treatment of patients receiving dialysis services. Medicare reimburses nephrologists based on a fixed fee per month for outpatient services rendered in treating ESRD patients and based on designated rate schedules for services to ESRD patients who are hospitalized.

STRATEGY

     Renal Care Group's objective is to develop fully integrated nephrology provider networks to assume and manage the clinical and financial risk associated with providing renal disease management services on a capitated basis. The Company seeks to achieve this objective by (i) acquiring, developing and managing outpatient and university-based dialysis centers, (ii) integrating its dialysis centers with affiliated nephrology practices, (iii) developing a protocol-driven ESRD management model to enhance clinical outcomes and (iv) providing an appropriate range of ancillary services to ESRD patients. The Company believes an integrated network of nephrologists and dialysis centers, combined with the Company's clinical expertise, management experience and access to capital, will provide significant advantages to patients and third-party payors by improving the quality of care while reducing the overall costs associated with treating patients with all forms of kidney disease, including those who have ESRD. Following is a discussion of the key components of the Company's growth strategy.

  Acquire, Develop and Manage Outpatient and University-Based Dialysis Centers

     Renal Care Group believes that the acquisition and development of dialysis centers is the first step in the development of a fully integrated nephrology management company. When considering the acquisition or development of dialysis centers, the Company's most important criteria are the ability to secure significant market share, the availability of one or more leading nephrologists to serve as medical director(s) of the center and the quality of care provided by such center. In addition, the Company also considers factors such as financial results and the potential financial impact on the Company, the growth potential and demographic characteristics of the market, the convenience of the location for patients and physicians, the condition of the center and its equipment, the local labor conditions, and the availability of qualified clinical personnel.

     The Company's acquisition and development strategy contains two primary elements. First, physicians affiliated with the Company explore acquisition opportunities from among their contacts with nephrologist owners of dialysis centers throughout the country. Second, the Company seeks to acquire and/or develop dialysis centers in underserved or expanding population areas that are contiguous to the present markets of the Company.

     In addition to acquiring and developing freestanding centers, the Company develops and operates dialysis centers by entering into arrangements with leading hospitals and university medical dialysis programs for the management of ESRD care. The Company currently has inpatient dialysis contracts with 42 hospitals. The Company also manages dialysis programs in affiliation with leading medical centers such as Vanderbilt University Medical Center and The Cleveland Clinic Foundation. The Company believes that contracts with medical centers and university dialysis programs provide access to relevant studies and other research that will enable the Company to determine measurable ESRD outcomes and thereby enhance both the quality and cost-effectiveness of care. In addition, the Company believes such affiliations may expand relationships with highly qualified independent nephrologists and result in increased opportunities to acquire the dialysis centers of such nephrologists. See
"Business -- Operations."

  Integrate Dialysis Centers with Nephrology Practices

     Renal Care Group intends to integrate its dialysis centers with affiliated nephrologists into regional delivery networks. In order to facilitate this integration, the Company attempts to acquire or enter into management agreements with the practices of affiliated nephrologists. The Company believes that increased managed care, capitation and other forms of risk-sharing between payors and providers will require providers to offer integrated nephrology services through a network of dialysis centers and nephrology practices. The Company believes such arrangements will enable nephrologists to coordinate and manage the delivery of care to ESRD patients more effectively. In addition, the Company believes that a large, well-managed and well-capitalized nephrology group will have an advantage in recruiting newly-trained nephrologists.

     The Company believes that nephrology groups increasingly are recognizing the need for professional, management and clinical services to assist in the management of their practices and in the development and administration of the most effective care for ESRD patients. The Company believes that nephrologists typically practice independently or in small groups and lack (i) the capital to expand or develop information systems, (ii) the ability to realize economies of scale to manage resources or negotiate with suppliers, and (iii) the ability to develop cost-effective clinical outcome strategies critical to contracting with managed care payors.

     The Company currently manages the practices of 16 nephrologists who have practice privileges at 15 of its centers. In addition, the Company has certain rights of first refusal with respect to any proposed arrangement with a third party for the sale or management of the practices of 27 additional nephrologists who have practice privileges at 34 of its centers. The Company provides billing, information systems and general administrative services to the nephrology practices it manages and is paid a management fee for such services. See "Business -- Nephrology Practice Management."

  Develop a Protocol-Driven ESRD Management Model to Enhance Clinical Outcomes

     Renal Care Group believes that the provision of high quality care to ESRD patients significantly reduces the aggregate costs associated with ESRD by decreasing the number of days an ESRD patient spends in the hospital and thereby limiting the most expensive component of ESRD health care. The Company believes that access to medical research regarding causes and effects of ESRD, including causes and lengths of hospitalization and resulting gross and standardized mortality rates, and different types of treatment outcomes, is crucial to the successful management of ESRD. The Company believes that its affiliation with university-based dialysis programs provides it with access to such outcomes research and to clinically advanced treatment protocols. For example, according to data published by the USRDS, during 1993, the average number of days spent in a hospital by dialysis patients less than 65 years of age was 11.5, and for patients older than 65 years was 12.0. Similarly, the USRDS calculated the overall mortality rate of dialysis patients during the first year of therapy (starting in the 91st day after initiation of therapy) to be 25.7% in 1993. Treatment protocols designed to address such issues as adequacy of dialysis, nutrition, and management of hemodialysis access complications can significantly improve mortality and decrease hospitalization rates. The Company believes that the protocols it has implemented in the dialysis program at Vanderbilt have been effective in maintaining an overall mortality rate of approximately one-half of the national average and in reducing the average hospitalization rate for all age groups to less than 10 days a year per patient. The Company is in the process of implementing clinical protocols at its centers and believes that such implementation will enhance outcomes and improve operating efficiencies.

  Provide an Appropriate Range of Ancillary Services

     Renal Care Group provides a variety of ancillary services necessary for the treatment of ESRD patients, the most significant of which is the administration of EPO. EPO is a bio-engineered protein which stimulates the production of red blood cells and is used in connection with all forms of dialysis to treat anemia, a medical complication frequently experienced by ESRD patients. Other ancillary services offered by the Company include studies to test the degree of bone deterioration; electrocardiograms; nerve conduction studies to test the degree of deterioration of nerves; Doppler flow testing to test the effectiveness of the patient's vascular access for dialysis; and blood transfusions. The Company estimates that less than 0.5% of its net revenue for the six months ended June 30, 1996 was reimbursement for the administration of IDPN.

     In addition, the Company requires the services of a clinical laboratory to perform certain blood testing in connection with dialysis treatment. Pursuant to a management contract with Kidney Care, the Company provides certain management services to and uses as a reference lab a full service laboratory owned by Kidney Care with capacity to perform clinical testing services for up to approximately 7,000 ESRD patients. Due to certain regulatory constraints, the Company was not able to acquire the laboratory at the time of the Combination, but has an option to purchase the assets of such laboratory expiring in April 1999, by which time the Company expects to be in a position to exercise the option if it so desires. See "Certain Transactions" and "Business -- Government Regulation."

OPERATIONS

  Location, Capacity and Use of Facilities

     Renal Care Group operates 77 outpatient dialysis centers in 12 states with 59 affiliated nephrologists and 1,111 certified dialysis stations, excluding eight centers managed by the Company. The Company leases 58 centers and owns 19 centers. The Company also provides inpatient dialysis services to 42 acute care hospitals and 37 skilled nursing facilities. Excluding managed centers, 625,413 and 331,280 hemodialysis treatments were provided at the Company's facilities during the year ended December 31, 1995 and the six months ended June 30, 1996, respectively.

     The Company estimates that its centers were operating at approximately 64% of capacity as of June 30, 1996, based on the assumption that a dialysis center is able to provide up to three treatments a day per station, six days a week. The Company believes it may increase the number of dialysis treatments at its centers without making additional capital expenditures.

  Operation of Facilities

     Renal Care Group's dialysis centers provide outpatient hemodialysis and related services to ESRD patients in a convenient setting. A majority of the Company's centers utilize volumetric dialysis equipment that accommodates high flux and high efficiency dialysis treatments. In addition to dialysis stations, the Company's centers generally contain a nurses' station, a patient waiting area, examination rooms, a supply room, a water treatment space to purify water used in hemodialysis treatments, a dialyzer reprocessing room, staff work areas, offices, and a staff lounge. Many of the Company's centers also have a designated area for training patients in home dialysis and also offer certain amenities for the patients.

     In accordance with conditions for participation in the Medicare ESRD program, each of the Company's centers is supervised by a qualified Medical Director. Each center is managed by an administrator, typically a registered nurse, who is responsible for the day-to-day operations of the center and its staff. The staff of each center typically includes registered nurses, licensed practical or vocational nurses, patient care technicians, social workers, registered dietitians, a unit clerk, and biomedical equipment technicians. Each center is staffed in a manner that allows the number of personnel to be adjusted according to the number of patients receiving treatments.

  Home Dialysis

     All of Renal Care Group's centers offer various forms of peritoneal and home hemodialysis, primarily CAPD or CCPD. As of June 30, 1996, approximately 13% of the patients treated by the Company received home dialysis. The Company's home dialysis services consist of providing equipment and supplies, training, patient monitoring and follow-up assistance to patients who prefer and are able to receive dialysis treatments in their homes. The Company intends to expand its home dialysis program, which the Company believes is important to the development of a fully integrated nephrology services company.

  Hospital and Skilled Nursing Facility Care

     Certain of Renal Care Group's centers provide dialysis services through contracts with 42 hospitals located within their respective service areas. Under these contracts, the Company's centers typically provide equipment, supplies and personnel required to perform hemodialysis and peritoneal dialysis in connection with the hospital's inpatient services. Such inpatient dialysis services are required for patients with acute renal failure resulting from accidents, medical and surgical complications, patients in the early stage of renal failure and ESRD patients who require hospitalization for other reasons. The terms of these contracts are individually negotiated and vary by contract. Most of the Company's hospital contracts specify predetermined fees per dialysis treatment, although the Company believes that such fees may be subject to negotiation in the future as the provision of health care services becomes increasingly influenced by managed care and subject to capitated arrangements.

     The Company also provides staff-assisted dialysis services to 37 skilled nursing facilities in the Phoenix metropolitan area. A central office dispatches equipment, supplies and personnel required to perform dialysis treatments in connection with the extended care services of skilled nursing facilities.

  University Division

     Renal Care Group currently manages the dialysis programs at Vanderbilt University Medical Center, The Cleveland Clinic Foundation and Case Western Reserve University, provides home dialysis services for a group of patients at the University of Arkansas, provides consulting services to the University of Michigan Medical Center regarding its dialysis program and is developing a dialysis center for the University of Louisville. The Company intends to expand its university management program and is currently in various stages of discussions with a number of university-based dialysis programs. In addition, the Company also intends to acquire or develop university-based dialysis centers. The Company believes that its affiliation with leading nephrology groups will enhance its ability to attract and maintain agreements to manage the dialysis programs of university medical centers. Furthermore, the Company expects that affiliation with university medical centers will provide a greater number of patients, including the potential for the development of new centers and access to highly qualified Medical Directors and outcomes research.

  Relationships with Referral Sources; Medical Directors

     A key factor in the success of a dialysis center is its relationship with local nephrologists. An ESRD patient generally seeks treatment at a center where the patient's nephrologist has practice privileges. Consequently, Renal Care Group relies on its ability to attract and to meet the needs of referring nephrologists in order to receive and gain new referrals.

     The Company has engaged practicing, board-eligible or board-certified nephrologists to serve as Medical Directors for each of its centers. Each of the Company's Medical Directors provides services pursuant to an independent contractor agreement between the Company and the physician or his or her professional practice group. Medical Directors' responsibilities primarily consist of the administration and monitoring of the Company's patient care policies, including patient education, administration of dialysis treatment, development and training programs and assessment of all patients. Coordination of the delivery of care is important in maintaining ESRD patients' general level of health and in avoiding medical complications that might necessitate hospitalization.

     The Company typically enters into Medical Director agreements with nephrologists at each of its centers containing terms of seven years with three-year renewal options. The Company's Medical Director agreements typically provide for its Medical Directors to be paid fees for their supervisory services and include non-competition clauses with specific limitations on their ability to compete with the Company for certain periods of time and in certain geographic areas. In consideration for such non-competition agreements, the Company has granted options to purchase shares of Common Stock to the physicians serving as Medical Directors or their professional practice groups.

  Nephrology Practice Management

     Renal Care Group currently manages the practices of 16 physician nephrologists pursuant to the terms of management service arrangements. Under these arrangements, the Company typically provides to the physicians, in exchange for a management fee, certain equipment, supplies and administrative services, including billing, collection, accounting, human resources and information systems. Each physician retains exclusive control of the provision of medical services to his or her patients.

QUALITY ASSURANCE

     In order to optimize therapy and improve outcomes, Renal Care Group establishes and maintains quality criteria for its clinical operations, monitors patient outcomes in all of its centers, utilizes a Medical Advisory Board to develop a protocal-driven clinical management model and involves its patients in their own care.

  Quality Criteria

     Renal Care Group actively involves its Medical Advisory Board in the establishment of quality criteria for both owned centers and its acquisition candidates. Regular evaluation of the prescribed dialysis treatments and the key physiological parameters of patients constitutes part of the continuous quality improvement that is the Company's primary clinical objective. The Company employs a registered nurse as a corporate Quality Assurance Coordinator to oversee the Company's continuous quality assurance program. In addition, each center has a quality assurance committee that typically includes the Medical Director, the center administrator and nurses, as well as other technical personnel. This committee meets regularly to monitor the quality of care in the center and to assure compliance with applicable regulations.

  Outcomes Data

     Renal Care Group believes that an important factor in the successful management of ESRD is access to a broad database of treatment-specific outcomes information from which clinical pathways may be defined. The Quality Assurance Coordinator oversees the collection of patient outcomes and cost data in the Company's centers to assist in implementing clinical pathways to enhance patient outcomes while reducing the cost of care. Management believes that the implementation of such clinical pathways is necessary to improve the overall quality and operating efficiencies of its dialysis centers and to contract more effectively with payors in a health care environment increasingly influenced by managed care.

  Medical Advisory Board

     Renal Care Group's Medical Advisory Board meets quarterly to monitor the development and implementation of clinical protocols and to review patient outcomes. The Medical Advisory Board is chaired by Raymond Hakim, M.D., Ph.D., the Company's Chief Medical Officer, and is composed of affiliated nephrologists. In addition, the Medical Advisory Board is responsible for establishing, implementing and monitoring the Company's quality assurance policies and procedures, identifying therapy deficiencies, and evaluating technological changes. The Medical Advisory Board's principal task is the development of a protocol-driven clinical management model that will enable the Company to manage effectively the financial risk associated with ESRD capitation.

  Patient Involvement

     The Company also attempts to ensure quality care by instructing all ESRD patients before and after the initiation of dialytic therapy on methods for participating in their own care to the fullest extent possible. In addition, in some of the Company's centers, "self-care" units are formed in which self-reliance is fostered through instruction and support.

REIMBURSEMENT

     The following table sets forth information regarding the Company's reimbursement sources:

                                                                                    SIX MONTHS
                                                         YEAR ENDED DECEMBER        ENDED JUNE
                                                                 31,                    30,
                                                        ----------------------     -------------
                                                        1993     1994     1995     1995     1996
                                                        ----     ----     ----     ----     ----
    Medicare..........................................   72 %     68 %     68 %     68 %     67 %
    Medicaid..........................................    7        8        7        7        7
    Private and other payors..........................   15       18       20       20       21
    Hospital inpatient dialysis services..............    6        6        5        5        5
                                                        ---      ---      ---      ---      ---
              Total...................................  100 %    100 %    100 %    100 %    100 %
                                                        ===      ===      ===      ===      ===

     The Social Security Act (the "Act") provides for Medicare coverage for certain individuals who are medically determined to have ESRD. Once an individual is medically determined to have ESRD, the Act specifies that one of two conditions must be met before entitlement begins: (i) a regular course of dialysis must begin, or (ii) a kidney transplant must be performed. The Act provides that entitlement begins the third month after the month in which a regular course of renal dialysis is initiated. ESRD is currently defined in federal regulations as that stage of kidney impairment that appears irreversible and permanent and requires a regular course of dialysis or kidney transplantation to maintain life.

     Under the Medicare ESRD program, the reimbursement rates per treatment are fixed but have been adjusted from time to time by legislation. Although this form of reimbursement limits the allowable charge per treatment, it provides the Company with predictable and recurring per treatment revenue. The Medicare composite rate, set by HCFA, governs the Medicare reimbursement available for a designated group of dialysis services, including the dialysis treatment, supplies used for such treatment, certain laboratory tests and medications. The Medicare composite rate is subject to regional differences based on certain factors, including regional differences in wages. Certain other services and drugs are eligible for separate reimbursement under Medicare and are not part of the composite rate, including certain drugs such as EPO and certain physician ordered tests provided to dialysis patients. The Company generally submits Medicare claims monthly and is usually paid within 30 days of the submission.

  Medicare Eligibility

     Set forth below are summaries of the general requirements for participation in the Medicare ESRD program:

     - Medicare generally covers those who are ages 65 and over, as well as those who are under age 65 and who have been medically determined to have ESRD. However, Medicare coverage is secondary for some patients who have qualifying employer group health insurance.

     - For patients eligible for Medicare based solely on ESRD (generally, those under age 65), Medicare coverage begins three months after the month in which the patient begins dialysis. During this three-month waiting period, Medicaid (if the patient is eligible), private insurance, or the patient is responsible for payment for dialysis services. This waiting period is waived for individuals who participate in a self-care dialysis training program.

     - For ESRD patients under age 65 who have any employer group health insurance coverage (regardless of the size of the employer or the individual's employment status), Medicare coverage is secondary to the employer coverage during the 18-month period following the establishment of Medicare eligibility based on ESRD. Medicare continues to be secondary regardless of whether the individual becomes eligible for Medicare based on age or disability before the expiration of the 18 months.

     - During the period of secondary coverage, the employer group health plan is responsible for paying primary benefits at its negotiated rate or, in the absence of such a rate, at the Company's usual and customary rates. Medicare generally pays the difference between what the employer group health plan paid and the gross amount payable by Medicare.

     - For patients over ages 65 for whom Medicare already is the primary payor and who later develop ESRD, Medicare remains the primary payor. (Some group health coverage does not render Medicare coverage secondary for beneficiaries eligible for Medicare based on age or disability.) However, if the patient's employer group health coverage already was primary to Medicare (based on the size of the employer and the patient's employment status), then Medicare remains secondary for the 18-month period.

     - When Medicare is the primary payor, it reimburses 80% of the amount set by the Medicare prospective reimbursement system for each treatment. The beneficiary is responsible for the remaining 20%, as well as any unmet Medicare deductible amount, although Medicare supplemental insurance, Medicaid, or other private health insurance may pay on the beneficiary's behalf.

     Following amendments in 1993 to the Medicare Secondary Payor ("MSP") provisions, HCFA required employer group health plans to serve as the primary payor during the 18-month period in situations where the beneficiary was entitled to Medicare Benefits on the basis of both age and ESRD. In April 1995, HCFA revised its interpretation of the 1993 MSP amendments to require Medicare to serve as primary payor for the 18 month period only where employer coverage was already secondary to Medicare for individuals eligible for Medicare benefits on the basis of both age and ESRD. This change eliminates for some dually-eligible individuals the 18-month period commencing 90 days after the start of treatment during which the employer coverage would serve as primary payor source and reimburse the Company at a rate that the Company believes is higher than Medicare. Furthermore, HCFA also announced that the revised interpretation would apply retroactively to August 1993 and, as a result, amounts collected from employer-based group health plans as primary payors between August 1993 and April 1995 were to be refunded if the plan was not already serving as primary payor. In June 1995, the United States District Court for the District of Columbia issued a preliminary injunction prohibiting HCFA from applying this revised interpretation retroactively to August 1993, although a final ruling on the issue has not yet been issued by the court. The Company has established reserves for the retroactive application of the revised HCFA interpretation and believes that the amount of such reserves is adequate.

  Medicare Reimbursement Rates

     The Medicare composite rate for outpatient dialysis services currently averages $126 per treatment and may vary depending on regional wage differences. Medicare reimbursement rates are adjusted periodically based on certain factors, including legislation and executive and congressional budget reduction and control processes, inflation and costs incurred in rendering the services, but in the past have had little relationship to the cost of conducting business.

     The Medicare ESRD composite reimbursement rate was unchanged from commencement of the program in 1972 until 1983. From 1983 through December 1990, numerous Congressional actions resulted in net reductions of the average composite reimbursement rate from a fixed fee of $138 per treatment in 1983 to approximately $125 per treatment in 1986. Congress increased the ESRD composite reimbursement rate, effective January 1991, resulting in an average rate of $126 per treatment.

     The Medicare ESRD composite reimbursement rate has been the subject of a number of reports and studies. In April 1991, the Institute of Medicine, an organization chartered by the National Academy of Sciences and an advisor to the federal government, released a report recommending that the composite rate be adjusted for the effects of inflation. In March 1996, the Prospective Payment Assessment Commission ("PROPAC") recommended that the ESRD composite reimbursement rate be increased by 2.0% for freestanding facilities for fiscal year 1997. In August 1996, and in response to the March 1996 report of PROPAC, HCFA announced that an increase in the composite rate may be appropriate within the next few years. In making this announcement HCFA also stated that any rate increase must be considered in the context of Medicare budgetary concerns. Nevertheless, HCFA stated that it may recommend an update to the composite rate for fiscal year 1998. In January 1996, HCFA announced a three-year demonstration project involving the enrollment of ESRD patients in managed care organizations. The demonstration project would adjust payment rates based upon treatment status, age groups, and the cause of renal failure. Based upon the results of the demonstration project, HCFA has stated it would make recommendations to Congress concerning the appropriateness of paying for ESRD services on a capitated basis. Congress is not required to implement these recommendations and could either raise or lower the reimbursement rate. During the last congressional session, there were various proposals for the reform of numerous aspects of Medicare. The Company is unable to predict what, if any, future changes may occur in the Medicare composite reimbursement rate. Any reductions in the Medicare composite reimbursement rate could have a material adverse effect on the Company's results of operations, financial condition and business.

     From June 1989 through December 1990, the Medicare ESRD program added $40 per administration of EPO to the dialysis center's allowable composite rate for dosages of up to 9,999 units per administration. For higher dosages, an additional $30 per treatment was allowed. Effective January 1991, the Medicare allowable prescribed rate for EPO was changed to $11 per 1,000 units, rounded to the nearest 100 units. Subsequently, legislation was enacted to reduce the Medicare prescribed rate for EPO by $1 to $10 per 1,000 units for administration of EPO in 1994. For subsequent periods, the Secretary of the Department of Health and Human Services ("HHS") is authorized to determine an appropriate rate, which currently is $10 per 1,000 units administered.

  Medicaid Reimbursement

     Medicaid programs are state administered programs partially funded by the federal government. These programs are intended to provide coverage for patients whose income and assets fall below state defined levels and who are otherwise uninsured. The programs also serve as supplemental insurance programs for the Medicare co-insurance portion and provide certain coverages (e.g., oral medications) that are not covered by Medicare. State regulations generally follow Medicare reimbursement levels and coverages without any coinsurance amounts. Certain states, however, require beneficiaries to pay a monthly share of the cost based upon levels of income or assets. The Company is a licensed ESRD Medicaid provider in all states in which it does business.

  Private Reimbursement/Acute Care Contracts

     The Company receives reimbursement from private payors for ESRD treatments prior to Medicare becoming a patient's primary payor at rates significantly higher than the per treatment rate set by Medicare. After Medicare becomes a patient's primary payor, private secondary payors generally reimburse the Company for 20% of the Medicare per treatment rate. The Company has negotiated managed care contracts with certain payors at rates that are higher than the Medicare rate. The Company also receives payments from hospitals under 21 acute care contracts at rates significantly higher than the Medicare composite rate.

GOVERNMENT REGULATION

  General

     The Company's dialysis center operations are subject to extensive governmental regulation at the federal, state and local levels. These regulations require the Company to meet various standards relating to, among other things, the management of centers, personnel, maintenance of proper records, equipment and quality assurance programs. The dialysis centers are subject to periodic inspection by state agencies and other governmental authorities to determine if the premises, equipment, personnel and patient care meet applicable standards. To receive Medicare reimbursement, the Company's dialysis centers must be certified by HCFA as meeting certain Medicare conditions of coverage. All of the Company's dialysis centers are so certified. HCFA has announced that it is in the process of revising the current Medicare Conditions of Coverage for ESRD services. The Company is unable to predict what, if any, future changes may occur in the Medicare Conditions of Coverage for ESRD facilities.

     Any changes to the Medicare Conditions of Coverage, or any loss by the Company of its federal certifications, its authorization to participate in the Medicare or Medicaid programs or its licenses under the laws of any state or other governmental authority from which a substantial portion of its revenues is derived or a change resulting from health care reform reducing dialysis reimbursement or reducing or eliminating coverage for dialysis services would have a material adverse effect on the Company's operations, revenues and net earnings. To date, the Company and its subsidiaries have maintained their licenses and their Medicare and Medicaid authorizations. The Company believes that the health care services industry will continue to be subject to intense regulation at the federal, state and local levels, the scope and effect of which cannot be predicted. No assurance can be given that the activities of the Company will not be reviewed and challenged by government regulators or that health care reform will not result in a material adverse change to the Company.

     Furthermore, the Company potentially could be held responsible for actions previously taken by entities it has acquired. As part of its announced regulatory agenda for 1996, HHS intends to issue a proposed rule that would automatically assign to the new owner of a Medicare provider or supplier liability for any Medicare overpayments, violations, or sanctions incurred by or imposed on, the previous owner. There can be no assurance that previous operating practices of the Company's acquisitions will not be reviewed and challenged by government regulators or that the Company will not be liable for such practices.

  Fraud and Abuse

     The Company's operations are subject to the illegal remuneration provisions of the Social Security Act (sometimes referred to as the "anti-kickback" statute) and similar state laws that impose criminal and civil sanctions on persons who knowingly and willfully solicit, offer, receive or pay any remuneration, whether directly or indirectly, in return for, or to induce, the referral of a patient for treatment, or, among other things, the ordering, purchasing, or leasing, of items or services that may be paid for in whole or in part by Medicare, Medicaid or similar state programs.

     Federal enforcement officials may attempt to impose civil false claims liability with respect to claims resulting from an anti-kickback violation. Violations of the federal anti-kickback statute are punishable by criminal penalties, including imprisonment, fines and exclusion of the provider from future participation in the Medicare or Medicaid programs. Civil penalties for violations of the federal anti-kickback statute are punishable by criminal penalties, including imprisonment, fines and exclusion of the provider from future participation in the Medicare or Medicaid programs. Civil suspension from participation in Medicare or Medicaid for anti-kickback violations also can be imposed through an administrative process, without the imposition of civil monetary penalties. Some state statutes also include criminal penalties. While the federal anti-kickback statute expressly prohibits transactions that have traditionally had criminal implications, such as kickbacks, rebates or bribes for patient referrals, its language has been construed broadly and has not been limited to such obviously wrongful transactions. Court decisions state that, under certain circumstances, the statute is also violated when one purpose (as opposed to the "primary" or a "material" purpose) of a payment is to induce referrals. Congress has frequently considered federal legislation that would expand the federal anti-kickback statute to include the same broad prohibitions regardless of payer source. In fact, effective January 1, 1997, the Health Insurance Portability and Accountability Act of 1996 expands the anti-kickback statute to certain other "Federal Health Care Programs," such as CHAMPUS.

     In July 1991 and in November 1992, the Secretary of HHS published regulations that create exceptions or "safe harbors" for certain business transactions. Transactions that satisfy the criteria under applicable safe harbors will be deemed not to violate the federal anti-kickback statute. Transactions that do not satisfy all elements of a relevant safe harbor do not necessarily violate the statute, although such transactions may be subject to scrutiny by enforcement agencies. The Company seeks to structure its various business arrangements to satisfy as many safe harbor elements as possible under the circumstances, although not all of the Company's arrangements satisfy all of the elements of a safe harbor. Although the Company has never been challenged under any anti-kickback statute and the Company believes it has a reasonable basis for concluding that it complies in all material respects with the federal anti-kickback statute and all other applicable related laws and regulations, there can be no assurance that the Office of the Inspector General (the "OIG") within HHS or other governmental agency will not take a contrary position or that the Company will not be required to change its practices in a manner which will cause, or will not otherwise experience, a material adverse effect as a result of any such challenge or any sanction which might be imposed.

     In July 1994, the Secretary of HHS proposed a rule that would modify the original set of safe harbor provisions to give greater clarity to the rule making's original intent. The proposed rule would make changes to the safe harbors on personal services and management contracts, small entity investment interests and space rentals, among others. The Company does not believe that its current operations, as set forth above, would change if the proposed rule were adopted in the form proposed. However, the Company cannot predict the outcome of the rule making process or whether changes in the safe harbors rule will affect the Company's position with respect to the federal anti-kickback statute.

     Nephrologist Ownership. At the closing of the Combination and the Company's recent mergers, shares of Common Stock were issued to certain nephrologist owners of the facilities. In addition, pursuant to the terms of the Company's agreements with its Medical Directors or their professional practice groups, the Company pays fees for medical director services and has granted options to purchase shares of Common Stock to individual Medical Directors or their respective practice groups. Because these physicians refer to the Company's centers, the federal anti-kickback statute could be found to apply to referrals by nephrologists to the Company's facilities. However, the Company believes these ownership relationships are in material compliance with the federal anti-kickback statute. Also, the Company believes that the value of Common Stock issued and options granted to nephrologists have and will be consistent with the fair market value of assets transferred to, or services performed by such nephrologists for, the Company and there is no intent to induce referrals to the Company's facilities. There is a safe harbor for certain investments in large public companies, and the Company believes that there are good arguments that its physician ownership relationships meet at least a majority of the criteria for this safe harbor. However, these relationships do not satisfy all of the criteria of a safe harbor and there can be no assurance that these relationships will not subject the Company to investigation or prosecution by enforcement agencies.

     Medical Director Relationships. The Conditions of Coverage under the Medicare ESRD program mandate that treatment at a dialysis center be under the general supervision of a medical director who is a licensed physician. Generally, the medical director must be board eligible or board certified in internal medicine or pediatrics and have had at least 12 months of experience or training in the care of patients at ESRD centers. The Company has engaged Medical Directors at each of its centers under contracts with physicians, nephrologists or group practices. The compensation of the Medical Directors and other physicians under contract with the Company is separately negotiated and generally depends upon competitive factors in the local market, the physician's professional qualifications and responsibilities and the size and utilization of the center or relevant program. The aggregate compensation of the Medical Directors and other physicians under contract with the Company is generally fixed in advance for periods of one year or more by written agreement and is set to reflect the fair market value of the services rendered and does not take into account the volume or value of patients referred to the Company's facilities. Because in all cases the Medical Directors and the other physicians under contract with the Company refer patients to the Company's centers, the federal anti-kickback statute could be found to apply. However, the Company believes it has a reasonable basis for concluding that its contractual arrangements with these physicians are in material compliance with the federal anti-kickback statute. In all instances, the Company seeks to comply with the requirements of the personal services and management contract safe harbor when entering into agreements or contracts with its Medical Directors and other physicians.

     Acute Dialysis Services. Under the Company's acute inpatient dialysis service arrangements, the Company agrees to provide a hospital with supervised emergency or acute dialysis services, including qualified nursing and technical personnel and technical services, and, in some cases, equipment. Because physicians under contract with the Company may refer patients to hospitals with which the company has an acute dialysis service arrangement, the federal anti-kickback statute could be found to apply. However, the Company believes it has a reasonable basis for concluding that its contractual arrangements with hospitals for acute inpatient dialysis services are in material compliance with the federal anti-kickback statute. In all instances, the company seeks to comply with the requirements of the personal services and equipment lease safe harbors when entering into agreements or contracts for acute inpatient dialysis services.

     Certain Relationships with Laboratories, IDPN Suppliers, and
Hospitals. The Company enters into arrangements for purposes of obtaining laboratory services. Such services include testing currently reimbursed under the Medicare composite rate, as well as testing reimbursed separately from the Medicare composite rate. In October 1994, the OIG published a Special Fraud Alert which stated that the federal anti-kickback statute could be violated when a dialysis center obtains discounts from a laboratory for testing encompassed within the Medicare composite rate in return for referring all or most of the dialysis center's non-composite rate testing to the laboratory. In addition, the Company enters into arrangements with suppliers of IDPN. In May 1993, the OIG issued a report indicating its belief that many ESRD patients receive IDPN despite not meeting Medicare coverage guidelines for the treatment. Furthermore, in July 1993, the OIG issued a Management Advisory Report indicating that "administration fees" paid by IDPN suppliers to dialysis centers for administering IDPN to patients during dialysis could violate the federal anti-kickback statute where the payments made to the dialysis centers are unreasonably high (the report cited fees in the range of $30 per administration as raising anti-kickback law questions). Moreover, the Company enters into acute inpatient dialysis service arrangements under which the Company agrees to provide a hospital with supervised emergency or acute inpatient dialysis services, including qualified nursing and technical personnel and technical services and, in some cases, equipment and supplies. Because physicians under contract with the Company may refer patients to hospitals with which the Company has an acute dialysis service arrangement, the federal anti-kickback statute could be found to apply.

     The Company believes that the current arrangements of the Company with nephrologist owners, medical directors, laboratories, IDPN suppliers, hospitals, and other persons or entities who either refer patients to the Company's dialysis centers or from whom the Company purchases items or services generally are in material compliance with the federal anti-kickback statute. Specifically, the Company believes that such arrangements now generally provide, and will provide for reasonable compensation to or by the Company for the items and services it buys from or furnishes to such persons or entities. Moreover, the Company intends that IDPN therapy will be furnished in accordance with specified utilization protocols consistent with Medicare coverage guidelines, and only to patients for whom it is deemed medically necessary, as demonstrated by physician-authorized Certificates of Medical Necessity. However, there can be no assurance that the Company's future arrangements will not be challenged or subject to sanctions for any of the Founding Companies' past arrangements. Any such challenge or change, including any related sanctions which might be assessed, could have a material adverse effect on the Company's operations, net revenue and earnings.

  Stark II

     Provisions enacted as part of the Omnibus Budget Reconciliation Act of 1993 ("Stark II") restrict physician referrals for certain designated health services to entities with which a physician or an immediate family member has a "financial relationship." The entity is prohibited from claiming payment under the Medicare or Medicaid programs for services rendered pursuant to a prohibited referral and is liable for the refund of amounts received pursuant to prohibited claims. The entity also can incur civil penalties of up to $15,000 per improper claim and can be excluded from participation in the Medicare or Medicaid programs. Provisions enacted as part of the Omnibus Budget Reconciliation Act of 1989 ("Stark I") imposing comparable restrictions to clinical laboratory services became effective in 1992. Stark II provisions applicable to "designated health services" that may be relevant to the Company became effective in January 1995.

     A "financial relationship" under Stark II is defined as an ownership or investment interest in, or a compensation arrangement between, the physician (or an immediate family member) and the entity. The company has entered into compensation agreements with its Medical Directors or their respective professional practices. The Medical Directors or their professional practices also will own shares, and options to purchase shares, of Common Stock. Accordingly, the Medical Directors will have a "financial relationship" with the company for purposes of Stark II.

     For purposes of Stark II, "designated health services" include, among other things: clinical laboratory services; parenteral and enteral nutrients, equipment and supplies, including IDPN; prosthetics; orthotics; prosthetic devices; physical and occupational therapy services; outpatient prescription drugs; durable medical equipment; and inpatient and outpatient hospital services. Dialysis is not a designated health service under Stark II. However, the Stark II definition of "designated health services" includes items and services that are components of dialysis or that may be provided to a patient in connection with dialysis, if such items and services are considered separately rather than collectively as dialysis. Under the final Stark I regulations published in August 1995, HCFA provided an exception from Stark I for clinical laboratory services reimbursed under the Medicare "composite rate" for dialysis. The Company believes it likely that, when final Stark II regulations are published, they will contain a similar exception for "designated health services" reimbursed under the composite rate. However, there can be no assurance that HCFA will adopt such a position. Even if the final Stark II regulations contain such an exception, the Company's provision of, or arrangement and assumption of financial responsibility for, outpatient prescription drugs, including EPO, enteral and parenteral nutrients, such as IDPN, clinical laboratory services, center dialysis services and supplies, home dialysis supplies and equipment, and services to hospital inpatients and outpatients, includes services and items that are reimbursed separate from the Medicare composite rate and therefore are likely to be construed to be "designated health services" within the meaning of Stark II. In addition, the Company obtains clinical laboratory services from the laboratory that currently is operated by Kidney Care, a tax exempt entity under Section 501(c)(3) of the Internal Revenue Code. The Company holds an option to purchase the assets of this laboratory. The Company has also entered into a management agreement under which it provides certain management and administrative services, equipment and technical support to the laboratory for a fee. The Company believes, based on the fact that there is no direct or indirect physician ownership of the laboratory and that the option relates only to the assets of the laboratory (and not the entity that owns them or any earnings therefrom) and, with respect to the management agreement, that the terms of the contract with the laboratory comply with the material provisions of the personal services and equipment and space lease exceptions under Stark II, that there are sound arguments that the existence of the option and the management agreement will not create an indirect ownership or compensation arrangement between the laboratory and the Company's nephrologist owners or Medical Directors that would prohibit the Company's dialysis centers from obtaining services from this laboratory that are reimbursed separate from the Medicare composite rate in the absence of a Stark II exception. However, there can be no assurance that HCFA or the OIG would adopt or agree with this position.

     Although the Company has learned that HCFA officials responsible for drafting implementing regulations for Stark II have tentatively taken the informal position that administration of certain prescription drugs that would not be needed but for a patient's need for dialysis (e.g., EPO) will not be treated as outpatient prescription drugs subject to the Stark II prohibition on self-referral, this informal position is not binding on HCFA, and there can be no assurance that final Stark II regulations will adopt such a position. With respect to the other items and services provided by the Company that are likely to be deemed to be "designated health services" subject to the Stark II prohibition, the language of Stark II and of the Stark I final regulation suggest that the Company will not be permitted to offer such services in the absence of a Stark II exception.

     Stark II contains exceptions for ownership or compensation arrangements that meet certain specific criteria set forth in the statute or in forthcoming regulations. With respect to ownership, certain qualifying in-office physician or ancillary services provided by or under the supervision of physicians in a single group practice are exempt from both ownership and compensation arrangement restrictions. With respect to compensation arrangements, exceptions are available for certain qualifying arrangements in the following areas: (a) bona fide employment relationships; (b) personal services contracts; (c) space and equipment leasing arrangements; (d) certain group practice arrangements with a hospital that were in existence prior to December 1989; and (e) purchases by physicians of laboratory services, or of other items and services at fair market value. In order to be exempt from the Stark II self-referral prohibition, it is necessary to meet all of the criteria of a particular exception for each financial relationship existing between an entity and a referring physician. The Company believes that several of its financial relationships with referring physicians will meet the criteria for an exception. For example, the company believes, based on the language of Stark II, that its agreements with Medical Directors of their professional practices materially satisfy the exception for compensation pursuant to a personal services contract. Similarly, the company believes, based in part on the legislative history to Stark II, that it has a reasonable basis for concluding that its contractual relationships with hospitals for acute inpatient dialysis services should be deemed to satisfy the criteria for the exceptions for personal services or leased equipment arrangements. In the case of certain other financial arrangements, however, there may be no exception available.

     Stark II also includes an exception for a physician's ownership or investment interest in securities listed on an exchange or quoted on the NASDAQ Stock Market which, in either case, meet certain criteria. Such criteria include a requirement that the issuer of such securities have at least $75.0 million in stockholder equity at the end of the issuer's most recent fiscal year or on average during the previous three (3) fiscal years. Prior to the Offering, the Company has not had stockholder equity of at least $75.0 million, but expects that the net proceeds to the Company from the Offering will enable it to meet that requirement as of the end of 1996.

     Because physicians under contract with the Company may refer patients to hospitals with which the Company has an acute inpatient dialysis service arrangement, Stark II may be interpreted by HHS to apply to the company's acute dialysis arrangements with hospitals. However, Stark II contains exceptions for certain equipment rental and personal services arrangements, and the company believes it has a reasonable basis for concluding that its contractual arrangements with hospitals for acute inpatient dialysis services are in material compliance with the requirements of such exceptions to Stark II.

     Consequently, if it were to apply, Stark II may require the Company to restructure certain existing compensation agreements with its Medical Directors or, in the alternative, to refuse to accept referrals for designated health services from such physicians. Moreover, since Stark II prohibits Medicare or Medicaid reimbursement of items or services provided pursuant to a prohibited referral, and imposes substantial civil monetary penalties on entities which present or cause to be presented claims for reimbursement in such cases, the Company could be required to repay amounts reimbursed for items and services that HCFA determines to have been furnished in violation of Stark II, and could be subject to substantial civil monetary penalties, either or both of which could have a material adverse effect on the Company's operations, net revenue or earnings. The Company believes that if Stark II is interpreted to apply to the Company's operations, the Company will be able on a prospective basis to bring its financial relationships with referring physicians into material compliance with the provisions of Stark II, including relevant exceptions, although prospective compliance would not affect amounts or penalties determined to be owed for past conduct, and there can be no assurance that such prospective compliance, if possible, will not have a material adverse effect on the Company's operations, net revenue or earnings. If Stark II is interpreted by HHS to apply to the Company and the Company is determined to be liable for past violations of Stark II by itself or one or more of the entities it has acquired, the application of Stark II could have a material adverse effect on the Company.

STATE REFERRAL REGULATIONS

     Several states have enacted statutes prohibiting physicians from holding financial interests in various types of medical centers to which they refer patients. The Company believes, based on its understanding of such state laws, that its arrangements with physicians are in material compliance with such state laws. However, given the recent enactment of such state laws, there is an absence of definitive interpretative guidance in many areas and there can be no assurance that one or more of the practices of the Company might not be subject to challenge under such state laws. If one or more of such state laws is interpreted to apply to the Company and the Company is determined to be liable for violations of such state laws by itself or one or more of the entities it has acquired, the application of such state laws could have a material adverse effect on the Company.

FALSE CLAIMS

     The Company is also subject to federal and state laws prohibiting an individual or entity from knowingly and willfully presenting claims for payment (by Medicare, Medicaid, or other third party payers) that contain false or fraudulent information. These laws provide for both criminal and civil penalties. Furthermore, providers found to have submitted claims which they knew or should have known were false, fraudulent, or for items or services that were not provided as claimed, or for medically unnecessary services may be excluded from Medicare and Medicaid participation, required to repay previously collected amounts, and/or subject to substantial civil monetary penalties. Although dialysis centers are generally reimbursed by Medicare based upon prospectively determined composite rates, the submission of Medicare cost reports and requests for payments by dialysis centers will be covered by these laws. The Company believes that it has procedures to ensure the accurate completion of cost reports and requests for payment. However, there can be no assurance that cost reports or requests for payment filed by the Company's dialysis centers will be materially accurate or will not be subject to challenge under these laws. Furthermore, there can be no assurance that cost reports or payment requests previously submitted by any of the entities acquired by the Company will not be challenged under these laws. Any such challenges, including any related sanctions which might be assessed, could have a material adverse effect on the Company's operations, net revenue and earnings.

STATE LAWS REGARDING PROVISION OF MEDICINE AND INSURANCE

     The laws of many states prohibit physicians from splitting fees with non-physicians and prohibit non-physician entities from practicing medicine. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. Although the Company believes its operations as currently conducted are in material compliance with existing applicable laws, many aspects of the Company's business operations, including the structure of the Company's relationship with physicians, have not been the subject of state of federal regulatory interpretation. There can be no assurance that review of the Company's business by courts or regulatory authorities will not result in determinations that could materially adversely affect the operations, revenues or net earnings of the Company or that the health care regulatory environment will not change so as to restrict the Company's existing operations or their expansion. In addition, expansion of the operations of the Company to certain jurisdictions may require structural modifications of the Company's form of relationships with physician groups, which could have a material adverse effect on the operations, revenues and net earnings of the Company.

     Most states have laws regulating insurance companies and HMOs. The Company is not qualified in any state to engage in the insurance or HMO business. As the managed care business evolves, state regulators may begin to scrutinize the practices of, and relationships between, third-party payers, medical service providers and entities providing management and other services to medical service providers with respect to the application of insurance and HMO laws and regulations. The Company believes, based on its general knowledge of the health care, HMO and insurance industries as operated in the states in which its centers are located, that its practices are consistent with those of other health care companies and should not subject it to such laws and regulations. However, given the limited regulatory history with respect to such practices, there can be no assurance that states will not attempt to regulate the Company as an insurer or HMO. If the Company is subject to prosecution or other enforcement proceeding by state regulatory agencies, it may be required to change or discontinue certain practices which could have a material adverse effect on the operations, revenues and net earnings of the Company.

HEALTH CARE LEGISLATION

     Because the Medicare program represents a substantial portion of the federal budget, Congress takes action in almost every legislative session to modify the Medicare program for the purpose of reducing the amounts otherwise payable by the program to health care providers in order to achieve deficit reduction targets, among other reasons. Legislation or regulations may be enacted in the future that may significantly modify the Medicare ESRD program or substantially reduce the amount paid for the Company's services. For example, the 1995 budget reconciliation bill sent by Congress to the President (and subsequently vetoed by the President) proposed extending the period during which Medicare payment for ESRD would be secondary to a patient's employer group health plan from 18 to 30 months. In addition, the conference report to the reconciliation bill called for HHS to report to Congress not later than December 31, 1999 with recommendations on expanding the definition of individuals eligible to enroll in the bill's proposed MedicarePlus managed care plans to include ESRD patients, and the President's response would have immediately made such persons eligible for participation in such plans.

     The Health Insurance Portability and Accountability Act of 1996, signed into law in August 1996, will, among other things, provide for insurance portability for individuals who lose or change jobs, limit exclusions for preexisting conditions, and establish a pilot program for medical savings accounts. In addition, this legislation also greatly expands federal efforts at combating health care fraud and abuse by making numerous amendments to the Social Security Act and the federal criminal code. Among other things, the new legislation creates a new "Health Care Fraud and Abuse Control Account," provides for the issuance of "advisory opinions" by the OIG regarding the application of the anti-kickback statute, extends certain criminal penalties for Medicare and Medicaid fraud to other federal health care programs, expands the exclusion authority of the OIG, extends Medicare and Medicaid civil monetary penalty provisions to other federal health care programs, increases the amounts of civil monetary penalties, and establishes a criminal health care fraud statute. Most of the Act's fraud and abuse provisions take effect on January 1, 1997.

     Furthermore, statutes or regulations may be enacted which impose additional requirements on the Company to maintain eligibility to participate in the federal and state payment programs. Such new legislation or regulations may have a material adverse effect on the Company's operations, revenue or earnings.

OTHER REGULATIONS

     The Company's operations are subject to various state hazardous waste disposal laws. Those laws as currently in effect do not classify most of the waste produced during the provision of dialysis services to be hazardous, although disposal of non-hazardous medical waste is also subject to regulation. OSHA regulations require employers of workers who are occupationally subject to blood or other potentially infectious materials require employers of workers who are occupationally subject to blood or other potentially infectious materials to provide those workers with certain prescribed protections against blood borne pathogens. These regulatory requirements apply to all health care centers, including dialysis centers, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, infection control training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, and engineering and work practice controls. Employers are also required to comply with certain record-keeping requirements. Some states have established certificate of need ("CON") programs regulating the establishment or expansion of health care centers, including dialysis centers. The Company believes that it is in material compliance with the foregoing laws and regulations.

     The Company believes it is in material compliance with all applicable laws and regulations. No assurance can be made that in the future the Company's business arrangements, past or present, will not be the subject of an investigation or prosecution by a federal or state governmental authority. Such investigation could result in the imposition of any combination of the penalties discussed above depending upon the agency involved in such investigation and prosecution. None of the Company's business arrangements with physicians, vendors, patients or others have been the subject of investigation by any governmental authority. No assurance can be given that the Company's activities will not be reviewed or challenged by regulatory authorities. The Company monitors legislative developments and would seek to restructure a business arrangement if the Company determined that one or more of its business relationships placed it in material noncompliance with such a statute. The Company believes that in the near future the health care service industry will continue to be subject to substantial regulation at the federal and state levels, the scope of which cannot be predicted by the Company. Any loss by the Company of its various federal certifications, its authorization to participate in the Medicare and Medicaid programs or its licenses under the laws of any state or other governmental authority from which a substantial portion of its revenues are derived would have a material adverse effect on its operations, revenues and net earnings.

COMPETITION

     The dialysis industry is fragmented and highly competitive. Competition for qualified physicians to act as Medical Directors is also significant. According to HCFA, there were in excess of 2,800 dialysis centers in the United States at the end of 1995. The Company believes that approximately 38% were owned by multi-center dialysis companies, 32% were owned by independent physicians and 30% were hospital-based centers. Certain of the Company's competitors have substantially greater financial resources than the Company and may compete with the Company for acquisitions, development and/or management of dialysis centers and nephrology practices. The Company believes that competition for acquisitions has increased the cost of acquiring dialysis centers and will likely increase the cost of acquiring nephrology practices. The Company may also experience competition from centers established by former Medical Directors or other referring physicians. There can be no assurance that the Company will be able to compete effectively with any such competitors.

PROPERTIES

     Excluding the eight managed centers, the Company operates 77 dialysis centers in 12 states, of which 58 are located in leased facilities and 19 are owned. Certain of the premises are leased from physicians who practice at the center and who are stockholders of the Company. The Company's leases generally have terms ranging from one to 15 years and typically contain renewal options. The sizes of the Company's centers range from approximately 400 to 17,000 square feet. The Company leases office space in Nashville, Tennessee for its corporate headquarters and university division under leases that expire in 2002 and 1999. The Company considers its physical properties to be in good operating condition and suitable for the purposes for which they are being used.

     Expansion or relocation of the Company's dialysis centers would be subject to compliance with conditions relating to participation in the Medicare ESRD program. In states that require a certificate of need, approval of an application submitted by the Company would be necessary for expansion or development of a new dialysis center. The Company generally owns the equipment used in its outpatient centers. The Company considers its equipment to generally be in good operating condition and suitable for the purposes for which it is being used.

LEGAL PROCEEDINGS

     The Company is subject to claims and suits in the ordinary course of business, including those arising from patient treatment, which the Company believes will be covered by malpractice insurance. The Company is not currently a party to any material legal actions.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The table below sets forth certain information concerning each of the directors and executive officers of the Company.

               NAME                  AGE                         POSITION
-----------------------------------  ---   ----------------------------------------------------
Harry R. Jacobson, M.D.(1).........  49    Chairman of the Board
Sam A. Brooks, Jr.(1)..............  57    President, Chief Executive Officer and Director
Gary Brukardt......................  50    Executive Vice President, Chief Operating Officer
Joseph A. Cashia...................  40    Senior Vice President -- Development
Ronald Hinds.......................  48    Executive Vice President, Chief Financial Officer,
                                             Treasurer and Secretary
Raymond Hakim, M.D., Ph.D..........  51    Executive Vice President and Chief Medical Officer
John D. Bower, M.D.(1).............  64    Vice Chairman of the Board
Joseph C. Hutts(2)(3)..............  55    Director
Kenneth Johnson, M.D...............  52    Director
Thomas A. Lowery, M.D.(3)..........  53    Director
Stephen D. McMurray, M.D.(2).......  49    Director
W. Tom Meredith, M.D.(2)(3)........  61    Director

---------------

(1) Member of the Nominating Committee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.

     Dr. Jacobson has been Chairman of the Board of Directors of the Company since June 1995. He currently serves as Deputy Vice Chancellor for Health Affairs at Vanderbilt University, a position he has held since August 1995, and as Professor of Medicine and Director of the Division of Nephrology, Department of Medicine, Vanderbilt University Medical Center, and Staff Physician/Nephrologist, Veterans Administration Hospital in Nashville, positions he has held since 1985. Dr. Jacobson received a B.S. degree from the University of Illinois and his M.D. from the University of Illinois Abraham Lincoln School of Medicine. He completed his internal medicine training at Johns Hopkins Hospital and his nephrology training at Southwestern Medical School in Dallas, Texas.

     Mr. Brooks has been President and Chief Executive Officer of the Company since June 1995, served as Treasurer from June 1995 to November 1995, and has been President of Tennessee since February 1994. He also currently serves as President of MedCare Investments Corp., a health care investment company, and Chairman of the Board of National Imaging Affiliates, Inc., an owner of outpatient diagnostic imaging centers, and has held such positions since June 1991 and April 1992, respectively. Mr. Brooks is a director of Kinetic Concepts, Inc., a manufacturer and distributor of specialty hospital beds; Quorum Health Group, Inc., an owner, operator and manager of acute care hospitals; Nationwide Health Properties, Inc., a health care real estate investment trust; and PhyCor, Inc., an operator of multi-specialty medical clinics.

     Mr. Brukardt has been Executive Vice President and Chief Operating Officer of the Company since August 1996. From 1991 to August 1996, Mr. Brukardt served as Executive Vice President of Baptist Health Care Affiliates in Nashville, Tennessee, where he was responsible for the development and operation of physician practice management organizations and the management of four hospitals and 22 outpatient facilities. In addition, from 1991 to August 1996, Mr. Brukardt served as Chairman and President of HealthNet Management, Inc., a managed care company.

     Mr. Cashia has been Senior Vice President -- Development since June 1996 and served as Chief Operating Officer of the Company from June 1995 to June 1996. Mr. Cashia also has served as Chief Operating Officer of Tennessee since April 1994. He served as Vice President of Operations for REN Corporation-USA, an operator of dialysis centers and laboratories, from 1989 to 1993. Mr. Cashia was employed by Community Dialysis Centers (now Vivra, Inc.), a provider of outpatient dialysis services, from 1983 to 1989 in various positions, the last of which was Vice President of Western Region Operations. Mr. Cashia attended the University of Alabama and received his nursing degree from Samford University and his M.B.A. from Vanderbilt University's Owen Graduate School of Management.

     Mr. Hinds has been an Executive Vice President and Chief Financial Officer of the Company since August 1995. He was an audit partner with Deloitte & Touche LLP from 1981 to 1994 where he managed the health care practice of the Nashville office. During his tenure at Deloitte & Touche, Mr. Hinds also served as a Regional Health Care Partner for the firm. Mr. Hinds received his B.A. in accounting from Middle Tennessee State University.

     Dr. Hakim has been Executive Vice President and Chief Medical Officer of the Company since June 1995. He has published extensively on the adequacy of dialysis and the clinical aspects of bio-compatibility. From 1992 to 1995, Dr. Hakim served as Medical Director for the Vanderbilt Dialysis Program. He served as a member of the Medical Board of Vanderbilt in 1992, as Chairman of the Ambulatory Services Committee of Vanderbilt in 1990 and 1991, and as Director, Clinical Nephrology of Vanderbilt from 1987 to 1991. He received his M.S. from Rensselaer Polytechnic Institute, his Ph.D. from Massachusetts Institute of Technology and his M.D. from McGill University. Dr. Hakim performed his residency at Royal Victoria Hospital and his renal fellowship at Brigham and Women's Hospital.

     Dr. Bower has been a director of the Company since January 1996. He is a board certified nephrologist trained at Medical College of Virginia and has been practicing in Mississippi since 1972. He has been a Professor of Medicine and Chief, Division of Nephrology at University of Mississippi Medical Center since July 1976 and June 1990, respectively. In addition, he has served as Chairman of the Board and President of MEL since October 1977, and served as Chief Executive Officer of MEL from December 1993 to January 1995. He also has served as Chairman of the Board and President of Kidney Care since August 1973.

     Mr. Hutts has been a director of the Company since December 1995. He has been Chairman of the Board, President and Chief Executive Officer of PhyCor, Inc., an operator of multi-specialty medical clinics, since 1988. Mr. Hutts was formerly with Hospital Corporation of America in various positions, the last of which was President, HCA Health Plans. From 1986 to 1988, Mr. Hutts was Vice Chairman and Chief Operating Officer of Equitable HCA Corporation d/b/a Equicor. Mr. Hutts serves on the board of directors of Response Technologies, Inc., a provider of cancer treatment services, and Quorum Health Group, Inc.

     Dr. Johnson has been a director of the Company since September 1996. He is a board certified nephrologist trained at the University of Utah. In 1975, Dr. Johnson was a founding partner of Arizona Nephrology Associates and RenalWest. Dr. Johnson has served as the director of the Critical Care Units of two hospitals and serves as chairman of several Departments of Medicine in the East Valley area of Mesa, Arizona. Dr. Johnson is a member of the Medical Review Board of the Regional End Stage Renal Disease Network.

     Dr. Lowery has been a director of the Company since January 1996. He is a board certified nephrologist trained at Baylor College of Medicine and the University of Alabama, Birmingham. He has served on the Executive Committee of Southwest Organ Bank and has been the Director of the Renal Transplant Program of East Texas Medical Center in Tyler, Texas. In addition, he has been practicing as a partner of Tyler since 1979.

     Dr. McMurray has been a director of the Company since January 1996. He is a board certified nephrologist trained at Indiana University Medical Center and has been practicing nephrology in Fort Wayne, Indiana, since 1977. He has been President of the Medical Staff at Lutheran Hospital in Fort Wayne, Indiana, and has been affiliated with DMN since 1991.

     Dr. Meredith has been a director of the Company since January 1996. He is a board certified nephrologist and has been practicing in Wichita, Kansas, since 1969. He has been Clinical Associate Professor Department of Internal Medicine, The University of Kansas School of Medicine, Wichita, since 1977. In addition, he has been the President of Kansas since November 1979 and the President of Kansas Nephrology Physicians, P.A. since August 1990.

BOARD OF DIRECTORS

     Board Classes. The Company's Board of Directors is composed of three classes, designated Class I, Class II and Class III. The initial term of the Class I directors shall be until the 1997 annual meeting of stockholders of the Company, the initial term of the Class II directors shall be until the 1998 annual meeting of the stockholders of the Company, and the initial term of the Class III directors shall be until the 1999 annual meeting of the stockholders of the Company. Each succeeding term of a director in Class I, Class II or Class III shall be for three years or until his or her successor is elected. Currently, the members of the three classes are as follows: Class I -- Mr. Brooks and Dr. McMurray; Class II -- Mr. Hutts and Dr. Lowery; Class III -- Dr. Jacobson, Dr. Bower, Dr. Meredith and Dr. Johnson.

     Board Committees. The Board of Directors has established a Compensation Committee, a Nominating Committee, and an Audit Committee. The Company's Compensation Committee, composed solely of non-employee directors, is responsible for establishing salaries, bonuses, and other compensation for the Company's executive officers and administering any stock option and other employee benefit plans of the Company. The Company's Nominating Committee is responsible for considering nominations of Directors to the Company's Board of Directors. The Company's Audit Committee, composed solely of nonemployee directors, recommends the annual appointment of the Company's auditors, and, in conjunction with such auditors, reviews the scope of audit and other assignments and related fees, accounting principles used by the Company in financial reporting and internal auditing procedures, and the adequacy of the Company's internal control procedures.

     Compensation of Directors. Employees of the Company who are members of the Board of Directors of the Company do not receive any compensation for serving on the Company's Board of Directors. Each non-employee member of the Board of Directors receives a fee of $2,000 for each meeting of the Board of Directors attended by such director, and $1,000 for each committee meeting not attended on the same day as a meeting of the Board of Directors. All directors of the Company, including members who are employees, receive reimbursement of out-of-pocket expenses incurred in connection with attending Board of Directors or committee meetings thereof. In February 1996, Dr. Jacobson was paid $75,000 by the Company for his efforts related to the initial public offering.

     In January 1996, the Company adopted the Renal Care Group, Inc. 1996 Stock Option Plan for Outside Directors (the "Director Plan") to provide for grants of options to its non-employee directors. See "Management -- Stock Option and Stock Purchase Plans." Supplemental to the Director Plan, Mr. Hutts has been granted options to purchase an aggregate of 15,000 shares of Common Stock, of which 10,000 are exercisable at a price of $7.50 per share and 5,000 are exercisable at $18.00 per share, and Dr. Jacobson has been granted options to purchase an aggregate of 75,000 shares of Common Stock, of which 25,000 are exercisable at a price of $7.50 per share and 50,000 are exercisable at $18.00 per share.

COMPENSATION OF EXECUTIVE OFFICERS

     During 1996 Messrs. Brooks, Hinds, Brukardt and Cashia, and Dr. Hakim (the "Named Executive Officers") will earn annual salaries of $250,000, $200,000, $220,000, $184,000 and $200,000, respectively. See "Management -- Employment Agreements" for more detail regarding these employment arrangements.

OPTION GRANTS

     The following table sets forth certain information concerning the grant of options to purchase Common Stock to each of the Company's Named Executive Officers.

                           OPTION GRANTS DURING 1995

                                                                                            POTENTIAL REALIZABLE
                                                                                                    VALUE
                                                                                           AT ASSUMED ANNUAL RATES
                            NUMBER OF        % OF TOTAL                                        OF STOCK PRICE
                              SHARES           OPTIONS                                          APPRECIATION
                            UNDERLYING       GRANTED TO     EXERCISE                         FOR OPTION TERM(1)
                             OPTIONS          EMPLOYEES      PRICE         EXPIRATION      -----------------------
           NAME              GRANTED         IN 1995(2)    ($/SHARE)          DATE             5%          10%
--------------------------  ----------       -----------   ----------   ----------------   ----------   ----------
Sam A. Brooks, Jr.........    250,000(3)(4)      37.1%       $ 7.50     November 4, 2005   $1,179,177   $2,988,267
Joseph A. Cashia..........         --(5)           --            --                   --           --           --
Raymond Hakim, M.D........    100,000(4)(6)      14.8          7.50     November 4, 2005      471,671    1,195,307
Ronald Hinds..............     60,000(4)(6)       8.9          7.50     November 4, 2005      283,003      717,184
                               25,000(4)(6)       3.7         18.00     November 4, 2005      283,003      717,184
                              -------            ----
         Totals...........    435,000            64.5%
                              =======            ====

---------------

(1) The potential realizable value through the expiration date of the options has been determined on the basis of the market price per share at the time of grant compounded annually over the term of the option, net of the exercise price. These values have been determined based upon assumed rates of appreciation mandated by the Securities and Exchange Commission and are not intended to forecast the possible future appreciation, if any, of the price or value of the Common Stock.
(2) The number of options granted to all employees in 1995 includes options to purchase 673,948 shares of Common Stock, but does not include options to purchase 115,500 shares of the Common Stock of Tennessee granted in April 1994 and January 1995 that were assumed by the Company in the Combination in February 1996 on a share-for-share basis.
(3) Does not include warrants to purchase 90,000 shares of the common stock of Tennessee granted in February 1994 at a price of $10.00 per share that were assumed by the Company in February 1996 on a share-for-share basis but with an exercise price of $7.50 per share. These warrants were exercisable as of the grant date.
(4) In the event of certain changes in control of the Company and the termination of the employment of the optionee, or in the event of certain changes in control of the Company that result in the Common Stock or stock of a successor not being traded on a national securities market, these options may accelerate and be "cashed out" under the circumstances described under "Management -- Stock Option and Stock Purchase
     Plans -- 1996 Stock Option Plan."
(5) Does not include the following options to purchase shares of the common stock of Tennessee granted in April 1994 that were assumed by the Company in February 1996 on a share-for-share basis: 30,000 shares at an exercise price of $7.50 per share; 25,000 shares at an exercise price of $6.00 per share; 20,000 shares at an exercise price of $3.50 per share; and 10,000 shares at an exercise price of $2.00 per share.
(6) Options are exercisable as to 20% of these shares as of the grant date, and an additional 20% will vest on each of the first four anniversaries of the grant date.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Company's Compensation Committee are Joseph C. Hutts, Stephen D. McMurray, M.D., and W. Tom Meredith, M.D. Mr. Brooks, the Chief Executive Officer, President and a Director of the Company, is a member of the board of directors of PhyCor, Inc., of which Mr. Hutts is the Chairman of the Board, President and Chief Executive Officer. See "Certain Transactions."

EMPLOYMENT AGREEMENTS

     The Company has entered into or assumed employment and non-competition agreements with certain of its principal executive officers, including Messrs. Brooks, Hinds, Brukardt and Cashia and Dr. Hakim, and with certain other key personnel, except that Dr. Hakim's agreement does not contain non-competition provisions. The Company has not and does not expect to enter into an employment agreement with

Dr. Jacobson, the Chairman of the Board, because he does not devote his full time and attention to the affairs of the Company. Other than Dr. Hakim, each Named Executive Officer's employment agreement contains restrictive covenants prohibiting such officer from competing with the Company for a period of one year after the end of the employment term. The terms of the employment agreements commenced on February 12, 1996 and will continue for a term of three years and successive one year renewal terms thereafter, except for Mr. Cashia's which was assumed by the Company on February 12, 1996 and expires March 31, 1997, and Mr. Brukardt's which commenced on July 22, 1996 and will continue for a term of three years and successive one year renewal terms thereafter.

     The annual salaries of the Named Executive Officers as set forth in the employment agreements are $250,000, $220,000, $200,000, $184,000 and $200,000
for Messrs. Brooks, Brukardt, Hinds and Cashia, and Dr. Hakim, respectively. Each Named Executive Officer is eligible under his employment agreement for bonuses at the sole discretion of the Company (up to a maximum, in Mr. Cashia's agreement, of $50,000).

     The employment agreements of Messrs. Brooks, Brukardt and Hinds, also provide for severance for each such Named Executive Officer of (i) his salary for 12 months if such officer is terminated without cause, (ii) his salary for one month if such officer is terminated for cause, or (iii) his salary for 36 months if such officer is terminated within 12 months of certain changes in control of the Company either (A) without cause, or (B) by resignation of the officer as a result of declining to accept reassignment to a job that is not the equivalent of his then current position. Dr. Hakim's employment agreement contains similar severance provisions that become operative if he enters into a non-competition agreement.

     In addition to the above provisions, Mr. Brooks' employment agreement also provides for (i) life insurance coverage of $2.0 million, (ii) long term disability insurance of 60% of Mr. Brooks' annual base salary, (iii) an annual bonus of 75% of his annual base salary to be earned if the Company meets or exceeds its earning per share projections as approved by the Compensation Committee, (iv) a $100,000 payment for efforts related to the initial public offering, paid out of the proceeds of the initial public offering, and (v) severance as provided above but based upon his salary plus his prior year's bonus instead of just his salary.

     The Company assumed the employment agreement between Tennessee and Mr. Cashia dated April 4, 1994. Mr. Cashia's agreement provides for severance of his salary for 12 months and the amount of any bonus paid to Mr. Cashia in the prior year, and medical coverage during such 12 months for himself and his family if he is terminated without cause (as defined in his agreement).

STOCK OPTION AND STOCK PURCHASE PLANS

  Amended and Restated 1996 Stock Option Plan

     In January 1996, the Company adopted the Renal Care Group, Inc. 1996 Stock Option Plan (the "Employee Plan"), which was amended and restated effective September 1996. Under the Employee Plan, options to purchase a total of 1,000,000 shares of Common Stock were reserved for grant to eligible employees and consultants of the Company. Options granted under the Employee Plan may qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified stock options. Any key employee or consultant of the Company selected by the Compensation Committee will be eligible for grants under the Employee Plan. The Compensation Committee will determine the number of shares of Common Stock subject to each grant and prescribe the other terms and conditions of each grant. Options will become exercisable and expire at such time and in such installments as the Compensation Committee shall determine.

     The Board of Directors, in its discretion, may amend, terminate or modify the Employee Plan from time to time without stockholder approval; provided, however, that the Committee may condition any amendment on the approval of stockholders if such approval is necessary or deemed advisable with respect to tax, securities or other applicable laws, policies or regulations. No termination, amendment or modification of the Employee Plan shall adversely affect any option previously granted under the plan, without the written consent of the option holder.

     In the event of a change of control of the Company (as defined in the Employee Plan), the Employee Plan requires that upon the termination of employment of any employee option holder within 12 months after such change in control (except for terminations for death, certain disabilities, cause, or certain resignations), any vesting of such employee's outstanding options under the Employee Plan will accelerate and the Company or its successor must "cash out" such options by paying such employee an amount for each share subject to such options equal to the difference of (i) the greater of the fair market value of a share of Common Stock on the date of termination or the highest closing price per share of Common Stock during the 90 day period ending on the date of the change in control of the Company, minus (ii) the exercise price. In addition, upon any such change in control of the Company that results in the Common Stock or the stock of any successor to the Company ceasing to be publicly traded in a national securities market, the foregoing acceleration and "cash out" provisions (except that the "cash out" value is measured solely by the difference of (i) the highest closing price per share of Common Stock during the 90 day period ending on the date of the change in control of the Company, minus
(ii) the exercise price) will be triggered for all outstanding option holders under the Employee Plan unless otherwise determined by the Board of Directors.

  1996 Stock Option Plan For Outside Directors

     In January 1996, the Company adopted the Director Plan and reserved 100,000 shares of Common Stock for issuance to non-employee directors of the Company thereunder. The Director Plan provides for grants of options to purchase 2,500 shares of Common Stock to "outside directors" who have been directors for at least six months on the day after each annual meeting of stockholders of the Company, and for grants of options to purchase 5,000 shares of Common Stock to "outside directors" on the day such persons first become directors of the Company. For purposes of the Director Plan, "outside director" means any non-employee director who is not the Chairman or Vice Chairman of the Board and who also is not a party to, and whose medical practice is not a party to, a then currently effective Medical Director Agreement with the Company. The option price for each option granted under the Director Plan will be equal to 100% of the fair market value on the date of grant. An option under the Director Plan will be immediately exercisable and will remain exercisable for ten years from the date of grant. In the event of a change of control of the Company (as defined in the Director Plan) that results in the Common Stock or the stock of any successor to the Company ceasing to be publicly traded or quoted in a national securities market, the Director Plan requires that the Company or its successor must "cash out" such options by paying the director an amount for each share subject to such options equal to the difference of the highest closing price per share of Common Stock during the 90 day period ending on the date of the change in control of the Company, minus the exercise price.

  Amended and Restated Employee Stock Purchase Plan

     The Renal Care Group, Inc. Amended and Restated Employee Stock Purchase Plan (the "Purchase Plan") was adopted in January 1996 and became effective February 6, 1996. A total of 300,000 shares of Common Stock have been reserved for issuance under the Purchase Plan, which is intended to qualify under Section 423 of the Code. The Purchase Plan allows participants to purchase shares of Common Stock in connection with option periods commencing January 1 and ending the following December 31 (except the first option period which commenced February 6, 1996 and ends December 31, 1996).

     The Purchase Plan permits eligible employees of the Company and certain of its subsidiaries to purchase Common Stock through payroll deductions, which may not exceed 10% of the employee's base compensation, at a price equal to 85% of the fair market value of the Common Stock at the beginning of the option period or at the end of the option period, which ever is lower (subject to a minimum price specified in the Purchase Plan). Employees are eligible to participate in the Purchase Plan if they are employed by the Company or a participating subsidiary for at least 20 hours per week and more than five months in any calendar year and have been employed for at least six months since their last date of hire, except that credit is given for service with acquired companies.

     In the event of a change of control of the Company (as defined in the Purchase Plan), each option under the Purchase Plan will (if the Company is the surviving corporation) pertain to and apply to the securities to which a holder of the number of shares of the Company subject to such option would have been entitled in such transaction. If the Company is not the surviving corporation in such change in control, then all options under the Purchase Plan will terminate, provided that the Compensation Committee may determine that such options shall be exercisable on the day prior to such change in control transaction.

                              CERTAIN TRANSACTIONS

CONSIDERATION FOR FOUNDING COMPANIES

     In connection with the Combination, and as consideration for their interests in the Founding Companies, certain officers, directors and holders of 5% or more of the Common Stock received cash (excluding $7.0 million of contingent payments), shares of Common Stock (valued at the initial public offering price of $18.00 per share) and notes approximately as follows: Harry R. Jacobson, M.D. (Chairman of the Board) -- $2,674,000; Sam A. Brooks, Jr. (President, Chief Executive Officer and Director) -- $1,337,000 (received in the form of shares of Common Stock, as to which Mr. Brooks disclaims beneficial ownership because the shares are held in a trust of which Mr. Brooks' daughter is the sole beneficiary); Dr. Bower -- $13,436,000; Dr. McMurray -- $3,581,000; Dr. Meredith -- $6,888,000; Dr. Lowery -- $5,281,000; and Kidney Care -- $31,783,000. In addition, the Company assumed indebtedness for which certain officers, directors and holders of 5% or more of the Common Stock or their Founding Companies were obligated approximately as follows: Dr.
Bower -- $2,244,000; Dr. McMurray -- $6,618,000; and Dr. Lowery -- $2,300,000,
all of which indebtedness was repaid with a portion of the proceeds of the Company's initial public offering.

TENNESSEE WARRANTS

     Various options and warrants of Tennessee outstanding at the time of the Combination were assumed by the Company, on a share-for-share basis unadjusted for the exchange rate in the transactions with Tennessee in the Combination. In addition, the exercise price of the outstanding warrants of Tennessee was reduced from $10.00 to $7.50 per share upon consummation of the Combination. Sam
A. Brooks, Jr., and Harry R. Jacobson, M.D., hold warrants for the purchase of 90,000 and 70,000 shares, respectively.

ISSUANCE OF CONVERTIBLE NOTES

     The Company issued $1.38 million of Convertible Notes on December 7, 1995 to provide funds to complete the Combination and its initial public offering. Certain executive officers, directors and holders of 5% or more of the Common Stock purchased (and currently own) Convertible Notes as follows: Dr. Bower -- $100,000 (7.2% of the outstanding); Dr. McMurray -- $20,000 (1.4% of the outstanding); Dr. Meredith -- $120,000 (8.7% of the outstanding); Dr.
Lowery -- $100,000 (7.2% of the outstanding); and Kidney Care -- $160,000 (11.6% of the outstanding). The executive officers and directors as a group purchased (and currently own) $340,000 of Convertible Notes (24.6% of the outstanding). The Convertible Notes bear interest at 7.0% and, if not previously converted, mature on December 7, 1996. The holders may convert the principal balance and accrued interest into Common Stock at $7.50 per share and the Company may redeem the Convertible Notes at par plus accrued interest. The shares of Common Stock into which the Convertible Notes may be converted are eligible for the "piggy back" registration rights applicable to the shares acquired by such holders in the Combination.

MEDICAL DIRECTOR ARRANGEMENTS

     Dr. McMurray is a member of Indiana Dialysis Management, P.C., a practice group currently consisting of four nephrologists. The Company entered into a Medical Director agreement dated February 12, 1996 with such practice group that has a term of seven years with successive renewal terms of three years each and provides for medical director fees of $228,000 in year one, $277,000 in year two, and $326,000 in year three and each year thereafter in effect. In addition, pursuant to the terms of such Medical Director agreement, on February 12, 1996, the Company granted to such practice an option to purchase 37,500 shares of Common Stock with an exercise price of $18.00 per share. See
"Business -- Operations -- Relationships with Referral Sources, Medical Directors."

     Dr. Meredith is a member of Kansas Nephrology Physicians, P.A., a practice group currently consisting of four nephrologists. The Company entered into a Medical Director agreement dated February 12, 1996 with such practice group that has a term of seven years with successive renewal terms of three years each and provides for medical director fees of $245,000 in year one, $289,000 in year two, and $350,000 in year three and each year thereafter in effect. In addition, pursuant to the terms of such Medical Director agreement, on February 12, 1996 the Company granted to such practice an option to purchase 37,500 shares of Common Stock with an exercise price of $18.00 per share. See "Business -- Operations -- Relationships with Referral Sources, Medical Directors."

     Dr. Lowery is a member of Tyler Dialysis & Transplant Associates, P.A., a practice group currently consisting of five nephrologists. The Company entered into a Medical Director agreement with such practice group dated February 12, 1996 that has a term of seven years with successive renewal terms of three years each and provides for medical director fees of $274,000 in year one, $333,000 in year two, and $392,000 in year three and each year thereafter in effect. In addition, pursuant to the terms of such Medical Director agreement, on February 12, 1996, the Company granted to such practice an option to purchase 37,500 shares of Common Stock with an exercise price of $18.00 per share. See
"Business -- Operations -- Relationships with Referral Sources, Medical Directors."

     Dr. Bower is a party to an agreement with the Company dated February 12, 1996 to serve as Chief Medical Officer of the Company's centers in Mississippi for which he is compensated $100,000 annually through February 2000. The agreement has a term of four years with successive annual renewals.

     Dr. Johnson is a party to a Medical Director Services Agreement with several additional nephrologists dated September 30, 1996 that has a term of seven years with successive renewal terms of three years each and provides for medical director fees of $840,000 per year. See
"Business -- Operations -- Relationships with Referral Sources, Medical Directors."

     The Company believes that each of the foregoing Medical Director Agreements were obtained on terms no less favorable to the Company than could be obtained from unaffiliated third parties. The terms of each such Medical Director Agreement were determined by arm's-length negotiations between the Company and the practices, and such terms were subject to scrutiny and negotiations with representatives of the Founding Companies in connection with the Combination.

LABORATORY MANAGEMENT AGREEMENT

     The Company entered into an agreement with Kidney Care dated February 12, 1996, pursuant to which the Company provides certain business, management, administrative and equipment maintenance services to Kidney Care's clinical laboratory located in Jackson, Mississippi. The agreement has a term of one year with a provision for automatic renewal for an additional one year term. In consideration for the management services provided by the Company, Kidney Care has agreed to pay the Company a fixed management fee of $250,000 per year and to reimburse the Company for its expenses in providing services under the agreement, including the cost of certain employees, laboratory supplies and equipment maintenance.

DEVELOPMENT SERVICES

     In connection with development services provided, and to be provided, to the Company, the Company has granted options with an exercise price equal to $18.00 per share to purchase 30,000, 20,000 and 20,000 shares of Common Stock to Drs. Bower, Lowery and McMurray, respectively.

PURCHASE OF REAL PROPERTY

     The Company has purchased certain real property owned by Dr. Bower on which certain of the centers previously operated by Kidney Care are located. The purchase price was paid by the Company by the issuance of 68,000 shares of Common Stock valued at the initial public offering price of $18.00 per share plus the assumption of approximately $1.1 million of indebtedness incurred by Dr. Bower to finance such property. The consideration paid to Dr. Bower for the real estate was determined by arm's-length negotiations between the Company and Dr. Bower, and such consideration was subject to scrutiny by and negotiations with representatives of the Founding Companies.

LEASES OF REAL PROPERTY

     Pursuant to a lease agreement dated February 12, 1996, the Company leases from an affiliate of Dr. Bower approximately 20,000 square feet of administrative and other space used by the Company for the operation of the centers acquired from KidneyCare. The lease is a triple net lease at a rate of approximately $6.00 per square foot per year, or a gross payment of approximately $10,000 per month. The lease contains an initial term of ten years and two five-year renewal options.

     Dr. Lowery owns a 25% interest in certain real property and improvements used in connection with the operation of two of Tyler's centers. Pursuant to a lease agreement dated February 12, 1996, the Company leases those centers which are located in Carthage and Tyler, Texas. Each lease is a triple net lease with rent payable at $12.00 per square foot per year. The Tyler lease requires a gross payment of $20,092 per month, and the Carthage lease requires a gross payment of $2,479 per month. Each lease has an initial term of ten years with two additional five-year renewal options. The amount of rent is subject to a consumer price index adjustment after the initial five-year period. In addition, the Company has subleased back to Tyler Nephrology Associates, Inc. a portion of the Tyler center on terms substantially similar to those contained in the lease of such center to the Company.

     Dr. Meredith owns a one-third interest in a partnership that subleases to the Company approximately 4,100 square feet for its Dodge City, Kansas center. The sublease, dated February 12, 1996, has a term of five years, with five additional options to renew for periods of five years. The sublease is a double net sublease with a base rent payment of approximately $3,300 per month, adjusted at the commencement of each extended term by a factor based on the consumer price index.

EMPLOYMENT AGREEMENT

     Ann N. Bower, Dr. Bower's daughter, is a party to an employment agreement dated February 12, 1996 with the Company with an annual base salary of $125,000 and having a term of three years, renewable thereafter for successive one-year terms. Ms. Bower serves as the chief operating officer of the Company's Mississippi operations.

RELATIONSHIP WITH VANDERBILT UNIVERSITY

     Dr. Jacobson currently serves as Deputy Vice Chancellor of Health Affairs at Vanderbilt University and as Professor of Medicine and Director of the Division of Nephrology, Department of Medicine, Vanderbilt University. On February 12, 1996, the Company assumed a Dialysis Center Management Agreement with Vanderbilt University Medical Center pursuant to which the Company manages its outpatient dialysis center. The Company received revenues of approximately $132,500 pursuant to this agreement for the six months ended June 30, 1996. Such agreement has a one-year term that is automatically renewed each year unless either party cancels the agreement at least 90 days prior to the end of the current term. Vanderbilt University owns approximately 247,616 of the outstanding shares of the Company.

SUPPLY RELATIONSHIP

     The Company has entered into an agreement dated February 12, 1996, with Healthcare Suppliers, Inc. ("HSI"), a former affiliate of Kidney Care, pursuant to which the Company is obligated, for a period of 18 months, to purchase most of the dialysis and related supplies required for its Kidney Care centers at pre-determined prices no greater than the best prices available to any other Founding Company as of November 1995. The Company believes it will purchase approximately $5.0 million of supplies from HSI during the 18-month term of the agreement.

COMPANY POLICY

     The Company has adopted a policy pursuant to which transactions with affiliates (other than those entered into pursuant to the Combination) must be reviewed by the Audit Committee and approved by a majority of the disinterested members of the Board of Directors and will be made on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The table below sets forth certain information regarding the beneficial ownership of the Common Stock (i) as of October 7, 1996, and as adjusted to reflect the sale of Common Stock offered hereby by: (i) each person or entity known by the Company to own beneficially 5% or more of the Common Stock, (ii) each Named Executive Officer and director of the Company, (iii) by each of the Selling Stockholders, and (iv) all directors and executive officers of the Company as a group.

                                                  BENEFICIAL                           BENEFICIAL
                                                OWNERSHIP PRIOR                      OWNERSHIP AFTER
                                                TO OFFERING(1)       NUMBER OF         OFFERING(1)
                                              -------------------   SHARES BEING   -------------------
                    NAME                       NUMBER     PERCENT     OFFERED       NUMBER     PERCENT
--------------------------------------------  ---------   -------   ------------   ---------   -------
Kidney Care, Inc.(2)........................    891,114      7.1%
Harry R. Jacobson, M.D.(3)..................    237,662      1.9
Sam A. Brooks, Jr.(4).......................    340,000      2.6
Gary Brukardt(5)............................     20,000       *
Joseph A. Cashia(6).........................     55,000       *
Ronald Hinds(7).............................     29,000       *
Raymond Hakim, M.D., Ph.D.(8)...............     49,229       *
John D. Bower, M.D.(9)......................    829,925      6.6
Joseph C. Hutts(10).........................      9,000       *
Kenneth E. Johnson, M.D. ...................    367,180      2.9
Thomas A. Lowery, M.D.(11)..................    283,991      2.3
Stephen D. McMurray, M.D.(12)...............    179,211      1.4
W. Tom Meredith, M.D.(13)...................    263,882      2.1
Directors and Executive Officers as a Group
  (10 persons)(14)..........................  2,664,090     25.0

---------------

   * Less than 1% of the outstanding Common Stock.
 (1) Applicable percentage of ownership prior to the Offering is based upon 12,625,954 shares of Common Stock outstanding. Applicable percentage of ownership after the Offering is based upon 14,125,954 shares of Common Stock outstanding. Information relating to the beneficial ownership of Common Stock by the above individuals is based upon information furnished by each such individual using "beneficial ownership" concepts set forth in rules promulgated by the Securities and Exchange Commission under Section 13(d) of the Securities Exchange Act of 1934, as amended. Except as indicated in other footnotes to this table, the above individuals possessed sole voting and investment power with respect to all shares set forth by their names, except to the extent such power is shared by a spouse under applicable law. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the percentage ownership of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person.
 (2) The address of Kidney Care, Inc. is 3925 West Northside Drive, Jackson, Mississippi 39209. Includes 34,666 shares of Common Stock that could be acquired upon the conversion of Convertible Notes, which are presently convertible. Kidney Care, Inc. is a not-for-profit corporation that has eight members of its Board of Directors, only one of which, Dr. Bower, is affiliated with the Company. See note 8 to this table.
 (3) Includes 70,000 shares of Common Stock which may be acquired upon exercise of immediately exercisable warrants. Includes 20,000 Shares of Common Stock which may be acquired upon exercise of options exercisable within 60 days. Does not include 55,000 shares of Common Stock which may be acquired upon exercise of options not exercisable within 60 days.
 (4) Includes 90,000 shares of Common Stock which may be acquired upon exercise of immediately exercisable warrants and 250,000 shares of Common Stock which may be acquired upon exercise of options exercisable within 60 days.

 (5) Includes 20,000 shares of Common Stock which may be acquired upon exercise of options. Does not include 80,000 shares of Common Stock that are not exercisable within 60 days.
 (6) Includes 55,000 shares of Common Stock which may be acquired upon exercise of options. Does not include 30,000 shares of Common Stock that are not exercisable within 60 days.
 (7) Includes 29,000 shares of Common Stock which may be acquired upon exercise of options exercisable within 60 days. Does not include 56,000 shares of Common Stock which may be acquired upon exercise of options that will not be exercisable within 60 days.
 (8) Includes 40,000 shares of Common Stock which may be acquired upon exercise of options that will be exercisable within 60 days. Does not include 60,000 shares of Common Stock which may be acquired upon exercise of options that will not be exercisable within 60 days.
 (9) Dr. Bower's address is 3925 West Northside Drive, Jackson, Mississippi 39209. Includes 13,333 shares of Common Stock that could be acquired upon the conversion of Convertible Notes, which are presently convertible. Includes 7,500 shares of Common Stock which may be acquired upon exercise of options exercisable within 60 days. Does not include 30,500 shares of Common Stock which may be acquired upon exercise of options that will not be exercisable within 60 days. Dr. Bower is a director of Kidney Care, Inc. Dr. Bower disclaims beneficial ownership of the shares held by Kidney Care, Inc. and such shares are not included in Dr. Bower's holdings.
(10) Includes 9,000 shares of Common Stock which may be acquired upon exercise of options that will be exercisable within 60 days. Does not include 6,000 shares of Common Stock which may be acquired upon exercise of options that will not be exercisable within 60 days.
(11) Includes 13,333 shares of Common Stock that could be acquired upon the conversion of Convertible Notes, which are presently convertible and 4,000 shares of Common Stock which may be acquired upon exercise of options exercisable within 60 days. Does not include 16,000 shares of Common Stock which may be acquired upon exercise of options that will not be exercisable within 60 days.
(12) Includes 2,666 shares of Common Stock that could be acquired upon the conversion of Convertible Notes, which are presently convertible. Includes 4,000 shares of Common Stock which may be acquired upon exercise of options exercisable within 60 days. Does not include 16,000 shares of Common Stock which may be acquired upon exercise of options that will not be exercisable within 60 days.
(13) Includes 16,000 shares of Common Stock that could be acquired upon the conversion of Convertible Notes, which are presently convertible.
(14) Includes 658,503 shares of Common Stock which may be acquired upon exercise of options and warrants.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary is a description of certain provisions of the Company's Amended and Restated Certificate of Incorporation. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provisions of the Company's Amended and Restated Certificate of Incorporation.

     The Company's authorized capital stock consists of 22,000,000 shares, $.01 par value, of Common Stock and 10,000,000 shares of Preferred Stock, $.01 par value ("Preferred Stock"). Upon completion of the Offering, the Company will have outstanding 14,125,954 shares of Common Stock (14,575,954 if the Underwriters' over-allotment option is exercised in full) and no shares of Preferred Stock. As of October 7, 1996, there are approximately 1,800 record holders of Common Stock.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are not entitled to cumulative voting in the election of directors. The holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor. The Company currently anticipates that all of its earnings will be retained to finance the growth and development of its business and, therefore, does not anticipate that any cash dividends will be declared on the Common Stock in the foreseeable future. The holders of Common Stock are entitled to share ratably in any assets remaining after satisfaction of all prior claims upon liquidation of the Company. The Company's Amended and Restated Certificate of Incorporation gives holders of Common Stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to such shares. All outstanding shares of Common Stock are, and the shares offered hereby will be, when issued and paid for, fully paid and nonassessable. The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. See "Dividend Policy."

PREFERRED STOCK

     Subject to conditions specified in the Company's Amended and Restated Certificate of Incorporation, the Delaware General Corporation Law ("DGCL") and other applicable law, the Board of Directors has the authority to issue undesignated Preferred Stock in one or more class or series and to determine the dividend rights, dividend rate, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, number of shares constituting any class or series, and designations of such class or series without any further vote or action by the stockholders of the Company. The Company has no present intention to issue any shares of Preferred Stock.

     One of the effects of undesignated Preferred Stock is to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. For example, the Company could issue a series of preferred stock having characteristics that would make a takeover prohibitively expensive. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank senior to the Common Stock as to dividend rights, liquidation preference or both, may have full or unlimited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

SPECIAL PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a stockholder.

     Delaware Anti-Takeover Law. Section 203 of the DGCL ("Section 203") applies to the Company and generally provides that a person who, together with affiliates and associates owns, or within three years did own, 15% or more of the outstanding voting stock of a corporation subject to the statute (an "Interested Stockholder") but less than 85% of such stock may not engage in certain business combinations with the corporation for a period of three years after the date on which the person became an Interested Stockholder unless (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder, (ii) the Interested Stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an Interested Stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans), or (iii) subsequent to such date, the business combination is approved by the corporation's board of directors and authorized at a stockholders' meeting by a vote of at least two-thirds of the corporation's outstanding voting stock not owned by the Interested Stockholder.
Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder, including mergers, asset sales, and other transactions in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

     The Company's stockholders, by adopting an amendment to the Certificate of Incorporation, may elect not to be governed by Section 203, which election would be effective 12 months after such adoption. Neither the Amended and Restated Certificate of Incorporation nor the Bylaws presently exclude the Company from the restrictions imposed by Section 203, and the restrictions imposed by Section 203 apply to the Company. The provisions of Section 203 could delay or frustrate a change in control of the Company, deny stockholders the receipt of a premium on their Common Stock and have a depressing effect on the market price of the Common Stock. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders.

     Classified Board of Directors. The Amended and Restated Certificate of Incorporation of the Company provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. A director may be removed from office prior to the expiration of his or her term only "for cause," so any person acquiring control of the Company would need three annual meetings to replace all of the members of the Board of Directors. The classified board provision of the Company's Amended and Restated Certificate of Incorporation could have the effect of making the removal of incumbent directors more time-consuming and difficult, and, therefore discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The Company believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and of the business strategies and policies of the Company as determined by the Board of Directors. See "Management -- Board of Directors."

     Number of Directors; Removal; Filling Vacancies. The Amended and Restated Certificate of Incorporation and Bylaws of the Company provide that the number of directors will be fixed from time to time with the consent of two-thirds of the Board of Directors. Moreover, the Amended and Restated Certificate of Incorporation provides that directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of the Company then entitled to vote at an election of directors. This provision prevents stockholders from removing any incumbent director without cause and allows two-thirds of the incumbent directors to add additional directors without approval of stockholders until the next annual meeting of stockholders at which directors of that class are elected.

     Advance Notice of Nominations and Stockholder Proposals. The Company's Bylaws contain a provision requiring at least 60 but no more than 90 days' advance notice by a stockholder of a proposal or director nomination that such stockholder desires to present at any annual or special meeting of stockholders, which would prevent a stockholder from making a proposal or a director nomination at a stockholder meeting without the Company having advance notice of the proposal or director nomination. This provision could make a change in control more difficult by providing the directors of the Company with more time to prepare an opposition to a proposed change in control.

     Vote Requirement for Calling Special Meeting. The Company's Bylaws also contain a provision requiring the vote of the holders of two-thirds of the outstanding Common Stock in order to call a special meeting of stockholders. This provision would prevent a stockholder with less than a two-thirds interest from calling a special meeting to consider a merger unless such stockholder had first garnered adequate support from a sufficient number of other stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Limitations of Director Liability. Section 102(b)(7) of the DGCL ("Section 102(b)") authorizes corporations to limit or to eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's Amended and Restated Certificate of Incorporation limits the liability of directors to the Company or its stockholders to the full extent permitted by
Section 102(b). Specifically, directors of the Company are not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     Indemnification. To the maximum extent permitted by law, the Amended and Restated Certificate of Incorporation of the Company provides for mandatory indemnification of directors and officers of the Company against an expense, liability and loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of the Company. In addition, the Company must advance or reimburse directors and officers for expenses incurred by them in connection with indemnifiable claims.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock into the public market after the Offering, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and the ability of the Company to raise equity capital. The Company can make no prediction as to the effect, if any, that the sale or availability for future sale of shares of additional Common Stock will have on the market price of the Common Stock prevailing from time to time.

     Upon completion of the Offering, the Company will have 14,125,954 shares of Common Stock outstanding (assuming no exercise of options or warrants and no conversion of any Convertible Notes after the date of this Prospectus). The 3,000,000 shares sold in the Offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) and the 4,485,000 shares of Common Stock sold in the initial public offering are freely tradable, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act of 1933, as amended, ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"), as described below.

     The remaining 6,640,954 shares of Common Stock outstanding are not registered under the Securities Act, and, accordingly, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration. In addition, holders of approximately shares of Common Stock have agreed not to sell any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock for a period of 180 days following the Offering, without the prior written consent of Equitable Securities Corporation. After the expiration of such 180 day period, all of such shares may be sold in accordance with

Rule 144, subject to the applicable volume, holding period and other limitations of Rule 144 as described below. These same individuals have entered into a similar agreement with the Company covering a period until February 7, 1997.

     The Company has granted certain registration rights to holders of 8,140,954 shares of restricted stock, of which 1,500,000 shares are being offered hereby. If any such stockholder who has elected to participate in the Offering is not able to dispose of 20% of his Common Stock in the Offering (40% in the case of former stockholders of RenalWest), then such stockholders, upon the request of persons holding at least 20% of the restricted shares of Common Stock, may request, at any time prior to the expiration of the two-year holding period specified in Rule 144 with respect to such shares, that the Company file a registration statement under the Securities Act for an offering of no less than 10% of the restricted shares of Common Stock held by them. The Company is obligated to effect only one such registration pursuant to such a request, subject to certain exceptions. In addition, in the event that the Company proposes to register under the Securities Act any Common Stock for its own account or for the account of others at prior to the expiration of the two-year holding period specified in Rule 144 with respect to such shares, subject to certain exceptions, such stockholders have the right to require the Company to include their shares in such registration, subject to the right of any managing underwriter of the Offering to exclude some or all of the shares for marketing reasons. In general, all fees, costs and expenses of such registrations (other than underwriting commissions, dealer's fees, brokers' fees and concessions applicable to shares of Common Stock registered and any counsel for the selling stockholders) will be borne by the Company.

     In addition to the shares of Common Stock that will be outstanding, an aggregate of up to 1,831,993 shares of Common Stock may be issued upon exercise of options that the Company has outstanding. These options and warrants will be
exercisable as follows: (i) options and warrants to purchase up to        shares
of Common Stock are exercisable immediately; (ii) options to purchase up to shares of Common Stock will become exercisable on or prior to December
31, 1996; (iii) options to purchase up to        shares of Common Stock will
become exercisable on or prior to December 31, 1997; (iv) options to purchase up
to        shares of Common Stock will become exercisable on or prior to December
31, 1998; (v) options to purchase up to        shares of Common Stock will
become exercisable on or prior to December 31, 1999; and (vi) options to
purchase up to        shares of Common Stock will become exercisable on or prior to December 31, 2000. The Company has filed a registration statement on Form S-8 under the Securities Act to register all shares of Common Stock subject to these stock options. The shares covered by these registration statements will be eligible for sale in the public markets, subject to the lock-up agreements discussed above, if applicable.

     The Company has outstanding warrants to purchase an additional 220,000 shares of Common Stock. The outstanding warrants to purchase shares of Common Stock grant certain registration rights to their holders that may be acquired upon exercise of such warrants, which rights under appropriate circumstances would allow holders of warrants to cause the Company to register such shares, even if the Company does not elect to effect the registration that it intends to effect as described above. Upon any such registration, the shares of Common Stock registered will immediately be eligible for resale in the public market, unless such shares are purchased by an Affiliate.

     Up to 184,000 additional shares may be issued upon conversion of the Convertible Notes. These shares will not be registered under the Securities Act, and, accordingly, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration. In the event that the Company proposes to register under the Securities Act any Common Stock for its own account or for the account of others during the first two years following the completion of the Offering, subject to certain exceptions, the holders of the Convertible Notes have the right to require the Company to include their shares in such registration, subject to the right of any managing underwriter of the offering to exclude some or all of the shares for marketing reasons.

     Any shares of Common Stock that have not been registered under the Securities Act could be sold under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years, including a person who may be deemed an

Affiliate, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice, and the availability of current public information about the Company. A person who is not an Affiliate at any time during the three months preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares immediately following the Offering without regard to the volume limitations, manner of sale provisions, or notice or other requirements of Rule 144.

     The Securities and Exchange Commission has published a notice of proposed rulemaking that, if adopted as proposed, would shorten the applicable holding periods under Rule 144(d) and Rule 144(k) to one and two years, respectively (from the current two- and three-year periods). The Company cannot predict whether such amendments will be adopted or the effect thereof on the trading market for its Common Stock.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Equitable Securities Corporation, Hambrecht & Quist LLC, Morgan Keegan & Company, Inc. and Needham & Company, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                                  NUMBER
                                   UNDERWRITERS                                  OF SHARES
    ---------------------------------------------------------------------------  ---------
    Equitable Securities Corporation...........................................
    Hambrecht & Quist LLC......................................................
    Morgan Keegan & Company, Inc...............................................
    Needham & Company, Inc.....................................................
              Total Underwriters...............................................

     The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a
concession of not more than $     per share, and the Underwriters may allow, and
such dealers may reallow, a concession of not more than $     per share to
certain other dealers. After the Offering, the price and concessions and reallowances to dealers may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted a 30-day option to the Underwriters, to purchase up to a maximum of 450,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 3,000,000 shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the sale of the shares of the Common Stock offered hereby.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, its directors, executive officers, affiliates and other
persons who are holders of        outstanding shares of Common Stock as of the
consummation of the Offering have agreed not to offer, issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock or any rights to acquire Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Equitable Securities Corporation. These same individuals have entered into a similar agreement with the Company covering a period until February 7, 1997. See "Shares Eligible for Future Sale."

     The Representatives have advised the Company that the Underwriters do not intend to confirm any sales to accounts over which they exercise discretionary authority.

     In connection with the Offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq Stock Market may engage in passive market making on the Nasdaq Stock Market in accordance with rule 10b-6A under the Securities and Exchange Act of 1934, as amended, during the two business day period before the commencement of the offers or sales of the Common Stock. The passive market making transactions must comply with the applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered before the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     On December 7, 1995, Equitable Securities Corporation ("Equitable") purchased in a private placement an aggregate principal amount of $50,000 of Convertible Notes from the Company. The Convertible Notes mature on December 7, 1996, bear interest at a rate of 7.0% per annum, and the principal and accrued interest thereof are convertible at a conversion price of $7.50 per share. The Convertible Notes, and the Common Stock into which the Convertible Notes are convertible, will not be sold, transferred, assigned, pledged or hypothecated by Equitable prior to February 6, 1997. The Convertible Notes provide that Equitable has the same "piggyback" registration rights applicable to the former owners of the Founding Companies in connection with the Common Stock received by such persons in the Combination. As a result of the purchase of such Convertible Notes, Equitable will be deemed to have received additional compensation in connection with the Offering. Equitable also acted as financial advisor to Renal Care Group and rendered a fairness opinion in connection with the acquisition of RenalWest in September 1996 and received a fee for such services.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of the Common Stock offered hereby will be passed upon for the Company by Alston & Bird, Atlanta, Georgia. Certain legal matters related to the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

     The financial statements and schedules appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein which, insofar as their report on Renal Care Group, Inc. (of Tennessee) and Three Unrelated Businesses to be Acquired, is based in part on the reports of Henry & Peters, P.C. and Allen, Gibbs & Houlik, L.C., independent auditors. The financial statements referred to above are included herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete; with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the information requirements of the 1934 Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as a copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York, 10048. Copies of such material may be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. Such reports, proxy statements and other information, as well as the Registration Statement, including the exhibits and schedules thereto, is also available on the Commission's Web site at http://www.sec.gov. Statements contained in the Prospectus concerning the provisions of certain documents filed as exhibits to the Registration Statement are of necessity brief descriptions thereof, and are not necessarily complete and each such statements is qualified in its entirety by reference to the full text of such document.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
PRO FORMA COMBINING FINANCIAL STATEMENTS OF RENAL CARE GROUP, INC. (OF DELAWARE)
  (UNAUDITED)
Pro Forma Combining Statements of Operations for the six months ended June 30, 1996
  and the year ended December 31, 1995................................................   F-2
Notes to Pro Forma Combining Financial Statements.....................................   F-5
RENAL CARE GROUP, INC.
Report of Independent Auditors'.......................................................   F-6
Supplemental Consolidated Balance Sheets as of December 31, 1994 and 1995,
  and June 30, 1996 (unaudited).......................................................   F-7
Supplemental Consolidated Income Statements for the years ended December 31, 1993,
  1994 and 1995, and the six-months ended June 30, 1995 and 1996 (unaudited)..........   F-8
Supplemental Consolidated Statements of Changes in Owners' Equity for the years ended
  December 31, 1993, 1994 and 1995, and the six-month period ended June 30, 1996
  (unaudited).........................................................................   F-9
Supplemental Consolidated Statements of Cash Flows for the years ended December 31,
  1993, 1994 and 1995, and the six-months ended June 30, 1995 and 1996 (unaudited)....  F-10
Notes to Supplemental Consolidated Financial Statements...............................  F-11
RENAL CARE GROUP, INC. (OF TENNESSEE) AND THREE UNRELATED BUSINESSES TO BE ACQUIRED
Report of Independent Auditors........................................................  F-19
Combined Balance Sheets as of December 31, 1994 and 1995..............................  F-22
Combined Statements of Operations for the years ended December 31, 1993, 1994, 1995...  F-23
Combined Statements of Changes in Owners' Equity for the years ended December 31,
  1993, 1994, 1995....................................................................  F-24
Combined Statements of Cash Flows for the years ended December 31, 1993, 1994, and
  1995................................................................................  F-25
Notes to Combined Financial Statements................................................  F-26
KIDNEY CARE, INC., ET AL. (PREDECESSOR COMPANY)
Report of Independent Auditors........................................................  F-36
Combined Balance Sheets as of January 31, 1995 and 1996...............................  F-37
Combined Statements of Revenues, Expenses, and Changes in Unrestricted Net Assets for
  the years ended January 31, 1994, 1995, and 1996 and the six months ended June 30,
  1995................................................................................  F-38
Combined Statements of Cash Flows for the years ended January 31, 1994, 1995 and 1996, and the six months ended June 30, 1995..............................................  F-39
Notes to Combined Financial Statements................................................  F-40

                  PRO FORMA COMBINING FINANCIAL STATEMENTS OF
                      RENAL CARE GROUP, INC. (OF DELAWARE)

     The following unaudited pro forma combining financial statements give effect to the acquisition by Renal Care Group, Inc., a Delaware Corporation ("RCG" or the "Company"), of Kidney Care, Inc. et al. ("KCI") and Renal Care Group, Inc. (of Tennessee) and Three Unrelated Businesses to be Acquired ("Tennessee") which occurred on February 6, 1996 contemporaneously with an initial public offering of RCG's stock (the "Combination"). The Combination was accounted for using historical cost basis, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 48. The historical financial statements of RCG also include the results of operations of Main Line Suburban Dialysis Centers, Inc. and RenalWest L.C., et al both accounted for as poolings of interest. The unaudited pro forma combining financial statements have been prepared by the Company based on the historical financial statements of RCG, KCI, and Tennessee included elsewhere in this Prospectus, and certain preliminary estimates and assumptions deemed appropriate by management of the Company. These pro forma combining financial statements may not be indicative of actual results as if the transactions had occurred on the dates indicated or which may be realized in the future. The pro forma combining statements of operations for the six months ended June 30, 1996 and year ended December 31, 1995, assume the Company had completed the Combination on January 1, 1996 and 1995, respectively. The pro forma combining statement of operations for the year ended December 31, 1995 includes the results of operations of KidneyCare for the twelve months ended on January 31, 1996.

       PRO FORMA COMBINING FINANCIAL STATEMENTS OF RENAL CARE GROUP, INC.
                                 (OF DELAWARE)

             UNAUDITED PRO FORMA COMBINING STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          RENAL CARE
                                                                         GROUP, INC.
                                                                        (OF TENNESSEE)
                                             RENAL CARE                   AND THREE
                                             GROUP, INC.     KIDNEY       UNRELATED        THE      PRO FORMA
                                             OF DELAWARE   CARE, INC.     BUSINESSES     COMPANY   ADJUSTMENTS   PRO FORMA
                                             -----------   ----------   --------------   -------   -----------   ---------
Net revenue................................   $  55,358     $  3,440       $  3,938      $62,736     $            $62,736
Operating costs and expenses:
  Patient care costs.......................      38,401        2,518          2,904      43,883                    43,883
  General and administrative expenses......       5,821          254            341       6,417                     6,417
  Provision for doubtful accounts..........       1,071           77             48       1,196                     1,196
  Depreciation and amortization............       1,970           70            118       2,158                     2,158
  Merger expenses..........................         680           --             --         680                       680
                                             -----------   ----------       -------      -------   -----------   ---------
        Total operating costs and
          expenses.........................      48,003        2,919          3,412      54,334                    54,334
                                             -----------   ----------       -------      -------   -----------   ---------
Income from operations.....................       7,355          521            526       8,402                     8,402
Interest expense, net......................        (240)          18             75        (147 )                    (147)
                                             -----------   ----------       -------      -------   -----------   ---------
Income before taxes........................       7,595          503            451       8,549                     8,549
Pro forma provision for income taxes.......       1,980           --             --       1,980        1,269(a)     3,249
                                             -----------   ----------       -------      -------   -----------   ---------
Pro forma net income.......................   $   5,615     $    503       $    451      $6,569       (1,269)     $ 5,300
                                             ===========   =========    =============    ========  ===========   =========
Pro forma net income per share.............                                                                       $  0.40
Pro forma weighted average shares
  outstanding..............................                                                                        13,087

 See accompanying notes to Unaudited Pro Forma Combining Financial Statements.

       PRO FORMA COMBINING FINANCIAL STATEMENTS OF RENAL CARE GROUP, INC.
                                 (OF DELAWARE)

      UNAUDITED PRO FORMA COMBINING STATEMENT OF OPERATIONS -- (CONTINUED)

                 FOR THE CALENDAR YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          RENAL CARE
                                                                         GROUP, INC.
                                                                        (OF TENNESSEE)
                                             RENAL CARE                   AND THREE
                                             GROUP, INC.     KIDNEY       UNRELATED        THE       PRO FORMA
                                             OF DELAWARE   CARE, INC.     BUSINESSES     COMPANY    ADJUSTMENTS   PRO FORMA
                                             -----------   ----------   --------------   --------   -----------   ---------
Net revenue................................   $  42,971     $ 38,862       $ 33,496      $115,329     $           $115,329
Operating costs and expenses:
  Patient care costs.......................      26,908       29,890         23,619       80,417         (468)(f)   79,949
  General and administrative expenses......       8,701          927          3,238       12,866        2,600(b)    15,466
  Provision for doubtful accounts..........       2,355          851            789        3,995                     3,995
  Depreciation and amortization............       1,580          903          1,178        3,661          253(c)     3,914
                                             -----------   ----------       -------      --------   -----------   ---------
        Total operating costs and
          expenses.........................      39,544       32,571         28,824      100,939       (2,385)     103,324
                                             -----------   ----------       -------      --------   -----------   ---------
Income from operations.....................       3,427        6,291          4,672       14,390       (2,385)      12,005
Interest expense, net......................         452          167            394        1,013          507(e)       506
                                             -----------   ----------       -------      --------   -----------   ---------
Income before taxes........................       2,975        6,124          4,278       13,377        1,878       11,499
Pro forma provision for income taxes.......          --           --             --           --        4,370(d)     4,370
                                             -----------   ----------       -------      --------   -----------   ---------
Pro forma net income.......................   $   2,975     $  6,124       $  4,278      $13,377      $(6,248)    $  7,129
                                             ==========    =========    =============    ========   ===========   =========
Pro forma net income per share.............                                                                            .64
                                                                                                                  =========
Pro forma weighted average shares
  outstanding..............................                                                                         11,080
                                                                                                                  =========

 See accompanying Notes to Unaudited Pro Forma Combining Financial Statements.

       PRO FORMA COMBINING FINANCIAL STATEMENTS OF RENAL CARE GROUP, INC.
                                 (OF DELAWARE)

          NOTES TO UNAUDITED PRO FORMA COMBINING FINANCIAL STATEMENTS

PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS

     (a) Reflects additional income tax provision of $1,264 for state and federal taxes at a combined effective rate of 38% as the Founding Companies, Main Line, and RenalWest previously were taxed as Subchapter S corporations, partnerships, or organizations exempted from federal income tax under Internal Revenue Code as amended Section 501(c)(3).

     (b) Reflects additional corporate shared services costs of $2,600 consisting of general and administrative personnel, office facilities and equipment, and other related expenses had the Company maintained a corporate office beginning January 1, 1995.

     (c) Depreciation and Amortization has been increased by $253 due to additional depreciation on facilities purchased from the owners of Kansas and Kidney Care and increased amortization as a result of DMN's buyout of a 50% interest in a joint venture.

     (d) Reflects additional income tax provision of $4,370 for state and federal taxes at a combined effective rate of 38% as the Founding Companies, Main Line, and RenalWest previously were taxed as Subchapter S corporations, partnerships, or organizations exempted from federal income tax under Internal Revenue Code as amended Section 501(c)(3).

     (e) Interest expense has been reduced by $507 to reflect the repayment of both existing and assumed debt from the net proceeds of the offering.

     (f) Patient care costs have been reduced by $468 due to purchase of facilities from the owners of Kansas and Kidney Care.

     (g) The computation of pro forma net income per share for the six months ended June 30, 1996 is based upon 13,087 weighted average shares of Common Stock outstanding, which includes (i) 4,834 shares issued to the owners of the Founding Companies, (ii) 4,485 shares being sold in the Offering, (iii) 2,928 shares issued to entities acquired through a pooling-of-interests transaction, and (iv) 840,000 shares outstanding using the treasury stock method on stock options and warrants.

     (h) The computation of pro forma net income per share for December 31, 1995 is based upon 11,080 weighted average shares of Common Stock outstanding, which includes (i) 4,834 shares issued to the owners of the Founding Companies, (ii) 3,318 shares being sold in the Offering to cover the cash portion of the purchase price to be paid in connection with the Combination, (iii) 2,928 shares issued to entities acquired through an pooling-of-interests transaction.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Renal Care Group, Inc.

     We have audited the accompanying supplemental consolidated balance sheets of Renal Care Group, Inc. (formed as a result of the merger of Renal Care Group, Inc. and RenalWest L.C., et al.) as of December 31, 1994 and 1995, and the related supplemental consolidated income statements, statements of changes in owners' equity, and cash flows for each of the two years in the period ended December 31, 1995. The supplemental consolidated financial statements and schedule give retroactive effect to the merger of Renal Care Group, Inc. and RenalWest L.C., et al. consummated on September 30, 1996, which has been accounted for using the pooling-of-interests method as described in the notes to the supplemental consolidated financial statements. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the consolidated financial position of Renal Care Group, Inc. at December 31, 1994 and 1995 and the consolidated results of operations and cash flows for each of the two years ended December 31, 1995 after giving retroactive effect to the merger of RenalWest L.C., et al., as described in the notes to the supplemental consolidated financial statements, in conformity with generally accepted accounting principles.

                                          /s/  ERNST & YOUNG LLP

Nashville, Tennessee
October 8, 1996

                             RENAL CARE GROUP, INC.

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    DECEMBER 31,       JUNE 30,
                                                                  -----------------      1996
                                                                   1994      1995     -----------
                                                                  -------   -------   (UNAUDITED --
                                                                                       NOTE 12)
                                             ASSETS
Current assets:
  Cash and cash equivalents.....................................  $   298   $ 1,341     $31,292
  Accounts receivable, net......................................    9,338     8,204      24,510
  Inventory.....................................................      767       727       2,188
  Prepaid expenses and other assets.............................      392       650         826
  Related party receivable......................................      186       196          --
                                                                  -------   -------     -------
          Total current assets..................................   10,981    11,118      58,816
Property, plant and equipment, net..............................    6,192     9,225      22,409
Intangible assets, net..........................................       64        53       3,202
Other assets....................................................       81       369       1,216
                                                                  -------   -------     -------
          Total assets..........................................   17,318    20,765      85,643
                                                                  =======   =======     =======
                                 LIABILITIES AND OWNERS' EQUITY
Current liabilities:
  Accounts payable..............................................    1,389     2,175       8,536
  Accrued wages and benefits....................................    1,382     1,420       4,296
  Due to third parties..........................................    2,413     4,265       4,323
  Due to related parties........................................      250       270          --
  Accrued expenses and other current liabilities................      545       729       3,301
  Income taxes payable..........................................       --        --       1,980
  Line of credit................................................       44       785          --
  Current portion of long-term debt.............................    1,787     2,892       4,361
                                                                  -------   -------     -------
          Total current liabilities.............................    7,810    12,536      26,797
Long-term debt, net of current portion..........................    3,589     3,663       2,444
Deferred tax liabilities........................................       --        --         971
                                                                  -------   -------     -------
          Total liabilities.....................................   11,399    16,199      30,212
          Total owners' equity..................................    5,919     4,566      55,431
                                                                  -------   -------     -------
          Total liabilities and owners' equity..................  $17,318   $20,765     $85,643
                                                                  =======   =======     =======

                            See accompanying notes.

                             RENAL CARE GROUP, INC.

                  SUPPLEMENTAL CONSOLIDATED INCOME STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                 SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,            JUNE 30,
                                              -------------------------------   -------------------
                                                  1993        1994      1995      1995        1996
                                              -----------   -------   -------   -------     -------
                                              (UNAUDITED --                     (UNAUDITED -- NOTE
                                               NOTE 12)                                 12)

Net revenue.................................    $18,126     $41,627   $42,971   $21,242     $55,358
Operating costs and expenses:
  Patient care costs........................     13,034      25,003    26,908    13,307      38,461
  General and administrative expenses.......      3,649       8,721     8,701     4,384       5,821
  Provision for doubtful accounts...........        584       1,418     2,355     1,163       1,071
  Depreciation and amortization.............        601       1,484     1,580       666       1,970
  Merger expenses...........................         --          --        --        --         680
                                                -------     -------   -------   -------     -------
          Total operating costs and
            expenses........................     17,868      36,626    39,544    19,520      48,003
                                                -------     -------   -------   -------     -------
Income from operations......................        258       5,001     3,427     1,722       7,355
Interest expense, net.......................        128         363       452       221        (240)
                                                -------     -------   -------   -------     -------
Income before taxes.........................        130       4,638     2,975     1,501       7,595
Provision for income taxes..................         --          --        --        --       1,980
                                                -------     -------   -------   -------     -------
Net income..................................    $   130     $ 4,638   $ 2,975   $ 1,501     $ 5,615
                                                =======     =======   =======   =======     =======
Earnings per share..........................                                                $   .43
                                                                                            =======
Weighted average shares outstanding.........                                                 13,140
                                                                                            =======

                            See accompanying notes.

                             RENAL CARE GROUP, INC.

        SUPPLEMENTAL CONSOLIDATED STATEMENT OF CHANGES IN OWNERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     TOTAL
                                                                                    --------
Balance at December 31, 1992 (unaudited -- Note 12)...............................  $  5,435
Capital contributions (unaudited -- Note 12)......................................       104
Net income (unaudited -- Note 12).................................................       130
Distributions to owners (unaudited -- Note 12)....................................      (768)
                                                                                    --------
Balance at December 31, 1993 (unaudited -- Note 12)...............................     4,901
Capital contributions.............................................................       411
Net income........................................................................     4,638
Distributions to owners...........................................................    (4,031)
                                                                                    --------
Balance at December 31, 1994......................................................     5,919
Capital contributions.............................................................       768
Net income........................................................................     2,975
Distributions to owners...........................................................    (5,096)
                                                                                    --------
Balance at December 31, 1995......................................................     4,566
Initial Public Offering ("IPO") Proceeds..........................................    71,842
Common stock issued to Founders...................................................    16,258
Net income........................................................................     5,615
Distributions to owners...........................................................    (2,601)
Dividends (Note 11)...............................................................   (40,249)
                                                                                    --------
Balance at June 30, 1996 (unaudited -- Note 12)...................................  $ 55,431
                                                                                    ========

                            See accompanying notes.

                             RENAL CARE GROUP, INC.

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                   SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,             JUNE 30,
                                               --------------------------------   ------------------
                                                   1993        1994      1995      1995       1996
                                               ------------   -------   -------   -------   --------
                                               (UNAUDITED --                      (UNAUDITED --
                                                 NOTE 12)                          NOTE 12)
OPERATING ACTIVITIES
Net income...................................    $    130     $ 4,638   $ 2,975   $ 1,501   $  5,615
Adjustments to reconcile net income to net
  cash provided by operating activities:
     Depreciation and amortization...........         601       1,484     1,580       666      1,970
     Gain (loss) on sale of property and
       equipment.............................          72          --        --        (9)      (118)
     Equity in earnings of subsidiary........                      --        --        --       (129)
     Changes in assets and liabilities:
       Accounts receivable...................        (497)     (3,284)    1,134        79     (3,042)
       Inventory.............................        (392)        (72)       40        19        206
       Prepaid expenses and other assets.....        (369)        186      (258)      (93)     3,085
       Related party receivables.............         (36)        (75)       90       143        (38)
       Accounts payable......................        (637)      1,646     2,639     1,195       (461)
       Accrued wages and benefits............          68         235        38       328         37
       Due to related parties................       1,210         250        20        --         --
       Accrued expenses and other
          liabilities........................       1,075           2       184      (133)     1,662
       Income taxes payable..................          --          --        --        --      1,980
                                                     ----     -------   -------   -------   --------
Net cash provided by operating activities....       1,225       5,010     8,442     3,696     10,767
INVESTING ACTIVITIES
Sale of property and equipment...............          21          --       171        34        196
Purchases of property and equipment..........      (1,051)     (2,428)   (4,784)   (1,122)    (4,972)
Change in other assets.......................         105          15      (277)      (30)        (3)
Cash distributions to founders, net of cash
  contributions..............................          --          --        --        --    (35,961)
                                                     ----     -------   -------   -------   --------
Net cash used in investing activities........        (925)     (2,413)   (4,890)   (1,118)   (40,740)
FINANCING ACTIVITIES
Payments on line of credit...................      (3,253)     (9,642)   (8,414)   (3,097)   (10,814)
Proceeds from line of credit.................       2,453       9,603     9,155     3,311     10,358
Payments on long-term debt and capital
  leases.....................................        (296)     (1,830)   (1,765)     (908)    (9,694)
Proceeds from long-term debt and capital
  leases.....................................       1,272       1,960     2,844        --        540
Capital contribution.........................         104         411       767       409         (4)
Distributions to owners......................        (768)     (4,031)   (5,096)   (2,717)    (2,597)
IPO proceeds, net of IPO costs...............          --          --        --        --     71,842
                                                     ----     -------   -------   -------   --------
Net cash used in financing activities........         488      (3,529)   (2,509)   (3,002)    59,631
                                                     ----     -------   -------   -------   --------
Increase (decrease) in cash and cash
  equivalents................................        (188)       (932)    1,043      (424)    29,658
Cash and cash equivalents at beginning of
  year.......................................       1,418       1,230       298       298      1,341
                                                     ----     -------   -------   -------   --------
Cash and cash equivalents (bank overdraft) at
  end of year................................    $  1,230     $   298   $ 1,341   $  (126)  $ 30,999
                                                     ====     =======   =======   =======   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
Interest paid................................    $            $   386   $   469   $   238   $    280
                                                     ====     =======   =======   =======   ========
SUPPLEMENTAL DISCLOSURES OF NON-CASH
  TRANSACTIONS:
Due from related party for issuance of
  convertible senior subordinated promissory
  notes......................................    $     --     $    --   $   100   $    --   $     --
                                                     ====     =======   =======   =======   ========

                            See accompanying notes.

                             RENAL CARE GROUP, INC.

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
                               DECEMBER 31, 1995

1. ORGANIZATION AND BASIS OF PRESENTATION

     Renal Care Group, Inc. (of Delaware) (the "Company") was formed in June 1995, primarily for the purpose of acquiring four dialysis businesses and Renal Care Group, Inc. (of Tennessee) ("Tennessee"), in exchange for shares of its Common Stock, cash, notes payable and the assumption of certain debt (the "Combination"). As discussed more fully in Note 12, on February 6, 1996, the Company closed an initial public offering of 3,900 shares of its Common Stock and simultaneously consummated the Combination. The four related businesses acquired in the Combination, which are comprised of numerous legal entities, conduct business as Kidney Care, Inc. and certain operating divisions of Medical Enterprises, Ltd. and Health Care Suppliers, Inc. ("KCI"), DMN Professional Corporation ("DMN"), Tyler Nephrology Associates, P.A. ("Tyler"), and Kansas Nephrology Associates, P.A. ("KNA") and Kansas Dialysis Supply, Inc. ("KDS," combined, "Kansas"). Tennessee and the four unrelated businesses acquired are based in Tennessee, Mississippi, Indiana, Texas, and Kansas.

     The Combination is being accounted for utilizing the historical cost basis in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 48 with the stock being valued at the historical cost of the net assets exchanged. Cash consideration given in the Combination is treated for accounting purposes as a dividend from the Company to Tennessee, KCI, DMN, Tyler, Kansas, and their owners.

     In April 1996, the Company acquired Main Line Suburban Dialysis Centers, Inc. ("Main Line") in a merger accounted for as a pooling-of-interests through the exchange of 528 shares of the Company's Common Stock. In September 1996, the Company acquired RenalWest, L.C., et al ("RenalWest") in a merger accounted for as a pooling-of-interests through the exchange of 2,400 shares of the Company's common stock. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation of the RenalWest merger; however, they will become the historical consolidated financial statements of the Company after the financial statements including the date of consummation of the RenalWest merger are issued. These financial statements reflect the restated consolidated financial statements of the Company effecting this pooling-of-interest.

     As mentioned above, on February 6, 1996, the Company completed an initial public offering of 3,900 shares of Common Stock and on February 20, 1996, the underwriters of the offering fully exercised their over allotment option for an additional 585 shares. The 4,485 shares were issued at the initial public offering price of $18 per share.

     Physician services are provided to the Company by stockholders or legal entities owned by stockholders of the Company. Substantially all of the dialysis treatments performed by the Company are referred by these related physician groups.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company. Significant intercompany transactions and accounts have been eliminated in consolidation.

CASH EQUIVALENTS

     The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

                             RENAL CARE GROUP, INC.

INVENTORIES

     Inventories consist of drugs, supplies and parts consumed in dialysis treatments and is stated at the lower of cost (using the average method and the first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided by the straight-line method over the useful lives of the related assets, generally three to five years. Leasehold improvements are amortized using the straight-line method over the related lease terms. Maintenance and repair costs are charged to operations as incurred.

OTHER ASSETS

     Other assets at December 31, 1994 and 1995 consist primarily of costs related to the Company's initial public offering. These costs were capitalized and recorded as a reduction in proceeds from the initial public offering in February 1996.

USE OF ESTIMATES

     The preparation of the Company's combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates. During 1995, the Company changed its assumptions in estimating the accounts receivable allowance for doubtful accounts, resulting in a $1,680 increase in the provision for doubtful accounts.

NET REVENUE

     Accounts receivable and net revenue are recorded at the estimated net realizable amount from Medicare, Medicaid, patients, commercial insurers and other third-party payors for services rendered. The Medicare and Medicaid programs reimburse the Company at amounts that are different from the Company's established rates. Contractual adjustments under these programs represent the difference between the amounts billed for these services and the amounts that are reimbursable by third party payors. A summary of the basis for reimbursement with these payors follows:

  Medicare

     The Company is paid by the Medicare program on a prospective payment system for dialysis services. Each facility receives a composite rate that is adjusted to account for geographic differences in the cost of labor. The prospectively determined composite rates are subject to retroactive adjustments.

  Medicaid

     Medicaid is a state administered program with reimbursements varying by state. The Medicaid programs administered in each state in which the Company operates reimburse the Company for dialysis services rendered.

  Other

     Other payments from patients, commercial insurers and other third-party payors are received pursuant to a variety of reimbursement arrangements, which are generally higher than those payments received from the Medicare and Medicaid programs.

     The allowance for doubtful accounts represent management's estimate of potential credit losses associated with amounts due from patients, commercial insurers and other third-party payors. Management of

                             RENAL CARE GROUP, INC.

the Company does not believe that receivables from the Medicare and Medicaid programs represent any credit risk.

     Reimbursements from Medicare and Medicaid at established rates approximated 83%, 78% and 71% for the years ended December 31, 1993 (unaudited -- Note 12), 1994 and 1995, respectively.

INCOME TAXES

     Prior to the Combination and mergers, KCI, DMN, Tyler, Kansas, Main Line and RenalWest operated as not-for-profits, S Corporations or partnerships; accordingly, income tax liabilities were the responsibility of the respective owners or partners. Under these provisions, the entities did not pay corporate income taxes; rather the income or loss was allocated to each stockholder for inclusion in their respective income tax returns. Because of this practice, provisions for income taxes and deferred tax assets and liabilities of these taxable entities have not been reflected in these supplemental consolidated financial statements.

     Tennessee and the Company are C Corporations and account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax basis assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse.

ESTIMATED MEDICAL PROFESSIONAL LIABILITY CLAIMS

     The Company is insured for medical professional liability claims through retrospectively rated commercial insurance policies. It is its policy that provision for estimated premium adjustments to medical professional liability costs be made for asserted and unasserted claims based on its experiences. Provision for such professional liability claims included estimates of the ultimate costs of such claims. To date, the Company's experience with such claims has not been significant; accordingly, no such provision has been made.

OWNERS' EQUITY

     Owners' equity includes capital stock, additional paid-in capital and retained earnings of the Company.

EARNINGS PER SHARE (UNAUDITED)

     Earnings per share for the six months ended June 30, 1996 is based on the weighted average number of shares outstanding during the period including the dilutive effect of options and warrants and the 2,928 shares issued in connection with the Main Line and RenalWest mergers.

NEWLY ISSUED ACCOUNTING STANDARDS

     The Company has considered the impact of newly issued accounting pronouncements, principally Statement of Financial Accounting Standards No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and does not believe that adoptions of this and any other newly issued pronouncements would have a significant impact on the consolidated financial statements.

MARKET VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash and cash equivalents, long-term debt and capital lease obligations. The market values for these financial instruments approximates their carrying value at December 31, 1994 and 1995.

                             RENAL CARE GROUP, INC.

3. MERGERS

     On April 26, 1996, the Company completed a merger with Main Line through the exchange of shares of the Company's Common Stock with an aggregate value of approximately $18,200 at the date of the merger agreement.

     On August 7, 1996, the Company entered into a definitive agreement to merge with RenalWest, L.C. et al. This transaction was completed on September 30, 1996. Each share of RenalWest common stock then issued and oustanding was canceled and retired then converted into one share of RenalWest common stock. Renal Care Group, Inc. exchanged 2,400 shares of its common stock for the one share of RenalWest common stock.

     The Main Line and RenalWest mergers have been accounted for as a pooling-of-interests, and accordingly, the supplemental consolidated financial statements give retroactive effect to the combined operations of Renal Care Group, Inc. for all periods presented. The following is a summary of the results of operations of the separate entities for periods prior to the Main Line and RenalWest mergers:

                                                    RCG      MAIN LINE     RENALWEST   COMBINED
                                                  -------   ------------   ---------   --------
    1993 (unaudited -- Note 12)
      Net revenue...............................  $    --     $ 10,305      $ 7,821    $18,126
      Income from operations....................       --          831         (573)       258
      Net income................................       --          792         (662)       130
    1994
      Net revenue...............................       --       10,933       30,694     41,627
      Income from operations....................       --         (807)       5,807      5,000
      Net income................................       --         (841)       5,478      4,637
    1995
      Net revenue...............................       --       10,999       32,037     43,036
      Income from operations....................       --           12        3,415      3,427
      Net income................................       (6)         (25)       3,006      2,975
    June 30, 1995 (unaudited -- Note 12)
      Net revenue...............................       --        5,568       15,674     21,242
      Income from operations....................       --          133        1,589      1,722
      Net income................................       --          116        1,385      1,501
    June 30, 1996 (unaudited -- Note 12)
      Net income................................   32,004        5,968       17,386     55,358
      Income from operations....................    4,150          635        2,570      7,355
      Net income................................    2,660          647        2,308      5,615

4. ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Patient accounts receivable......................................   11,167      12,185
    Allowance for doubtful accounts..................................    1,829       3,981
                                                                       -------     -------
    Net accounts receivable..........................................  $ 9,338     $ 8,204
                                                                       =======     =======
    Percent of patient accounts receivable related to patients
      participating in the Medicare and Medicaid programs............       54%         60%

                             RENAL CARE GROUP, INC.

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Medical equipment................................................  $ 6,246     $ 8,551
    Furniture and nonmedical equipment...............................    1,740       2,591
    Leasehold improvements...........................................    1,919       2,836
    Buildings........................................................      841         961
                                                                       -------     -------
                                                                        10,746      14,939
    Less accumulated depreciation....................................    4,554       5,714
                                                                       -------     -------
    Net property and equipment.......................................  $ 6,192     $ 9,225
                                                                       =======     =======

6. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Long-term debt and capital lease obligations consists of the following:

                                                                                DECEMBER 31,
                                                                               ---------------
                                                                                1994     1995
                                                                               ------   ------
Term note, bearing interest at the prime rate plus  1/2% (8.88% at December
  31, 1995), payable in monthly installments, collateralized by inventory,
  accounts receivable, property and equipment, due 1997......................  $1,088   $  502
Nonrevolving line of credit converted to a term note, bearing interest at the prime rate plus 3/8% (8.88% at December 31, 1995), payable in monthly installments, collateralized by inventory, accounts receivable, property
  and equipment, due 1999....................................................   1,500    1,200
Equipment line of credit, advances made through December 31, 1995, bearing interest at the variable bank base rate plus 3/8% (8.88% at December 31,
  1995), converts May 28, 1996 to a term loan, bearing interest at the
  variable Bank Base Rate plus  1/2%, due May 31, 2001.......................      --    1,460
Term note, bearing interest at the prime rate plus  1/2% (8.5% at December
  31, 1995), payable in monthly installments, collateralized by inventory,
  accounts receivable, property and equipment, due 1997......................   1,869    1,263
Notes payable, bearing interest at prime plus  1/2%, (8.50% at December 31,
  1995), paid in 1995........................................................     102       --
Loans from related parties, secured by purchased equipment, monthly payments
  due through 2001, at interest rates from 11% to 13.5%......................     250      212
Convertible senior subordinated promissory notes.............................      --    1,380
Capital lease obligations, due through 1999..................................     505      507
Other........................................................................      62       31
                                                                               ------   ------
Total long-term debt.........................................................   5,376    6,555
Less current portion.........................................................   1,787    2,892
                                                                               ------   ------
Long-term debt, net of current portion.......................................  $3,589   $3,663
                                                                               ======   ======

     At December 31, 1995 the Company has a $1,500 revolving line of credit with a bank which expires in June 1996. Interest is payable monthly at the variable Bank Base Rate plus 3/8% (8.88% at December 31, 1995). The Company also has an unsecured line of credit available for $20 from a local bank. At December 31, 1995, no amounts were outstanding relative to this line of credit.

                             RENAL CARE GROUP, INC.

     On December 7, 1995, the Company issued an aggregate of principal amount of $1,380 of Convertible Senior Subordinated Promissory Notes to provide funds to complete the initial public offering. Such notes bear interest at a rate of 7% per annum, mature on the first anniversary of their issuance, and the principal and accrued interest thereof is convertible into shares of Common Stock of the Company, beginning 180 days after the closing of the initial public offering, at a conversion price of $7.50 per share. The Company offered such securities solely to "accredited investors" (as defined in Regulation D promulgated under the Securities Act) in a private placement exempt from registration under the Securities Act and state securities laws.

     Future maturities of long-term debt at December 31, 1995 are as follows:

                                                                       LONG-TERM   CAPITAL
                                                                         DEBT      LEASES
                                                                       ---------   -------
    1996.............................................................   $ 2,749     $ 186
    1997.............................................................     1,508       156
    1998.............................................................       703       153
    1999.............................................................       656       105
    2000.............................................................       305        --
    Thereafter.......................................................       127        --
                                                                          -----     -----
                                                                          6,048       600
                                                                          =====     =====
    Less amounts representing interest...............................                 (93)
                                                                          -----     -----
    Total minimum principal payments.................................   $           $ 507
                                                                          =====     =====

7. BENEFIT PLANS

     The Company has qualified defined contribution plans covering substantially all employees which permit participants to make voluntary contributions. The Company pays all general and administrative expenses of the plans and makes matching contributions on behalf of the employees. The Company made contributions relating to these plans totaling $86, $284 and $157 for the years ended December 31, 1993 (unaudited -- Note 12), 1994 and 1995, respectively.

8. RELATED PARTY TRANSACTIONS

PHYSICIAN SERVICES, MEDICAL DIRECTOR FEES AND MANAGEMENT FEES

     Physician and medical director services are provided to the Company by shareholders, partners or legal entities owned by shareholders or partners of the Company. Physician and medical director fees included in patient care costs were $1,327, $2,332 and $787 for the years ended December 31, 1993 (unaudited --
Note 12), 1994 and 1995, respectively. Management fees, which comprise administrative expenses and general overhead expenses were $122, $221 and $243 for the years ended December 31, 1993 (unaudited -- Note 12), 1994 and 1995, respectively. Such fees are included in general and administrative expenses.

OTHER RELATED PARTY BALANCES AND TRANSACTIONS

     Expenses for leases and other services provided through entities owned by shareholders or other related parties aggregated $20, $168 and $116 for the years ended December 31, 1993, (unaudited -- Note 12), 1994 and 1995, respectively.

     Certain shareholders of the Company established an organization named Main Line Medical Leasing from which the Company has borrowed amounts to purchase equipment. Amounts due to Main Line Medical Leasing were $212 and $177 at December 31, 1994 and 1995, respectively. These balances are included in long-term debt.

                             RENAL CARE GROUP, INC.

     Related party receivables consist primarily of amounts paid by the Company on behalf of its owner members which were repaid subsequent to year-end.

     During 1994 and 1995, related parties loaned the Company $75 and $20, respectively. There are no terms or interest rates associated with these loans.

9. OPERATING LEASES

     The Company rents office and medical facilities under lease agreements which are classified as operating leases for financial statement purposes. At December 31, 1995, future minimum rental payments under noncancelable operating leases are:

    1996........................................................................  $1,389
    1997........................................................................   1,416
    1998........................................................................   1,285
    1999........................................................................     934
    2000........................................................................     436
    Thereafter..................................................................     404
                                                                                  ------
                                                                                  $5,864
                                                                                  ======

     Rent expense related to operating leases amounted to $616, $1,428, and $1,648 for the years ending December 31, 1993 (unaudited -- Note 12), 1994 and 1995, respectively.

10. INCOME TAXES

     The provision for income taxes differs from the amounts computed by applying the statutory federal income tax rate of 34% to income before provision for deferred income taxes. The differences are summarized as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                 1993        1994      1995
                                                              -----------   -------   -------
                                                              (UNAUDITED-
                                                               NOTE 12)
    Tax provision at statutory rate.........................     $  44      $ 1,576   $ 1,012
    State income tax less federal tax benefit...............        --           --        --
    Adjustment to eliminate S Corporations..................       (44)      (1,576)   (1,014)
    Change in valuation allowance...........................        --           --         2
                                                                   ---       ------    ------
                                                                 $  --      $    --   $    --
                                                                   ===       ======    ======

     The Company made no payments for federal income taxes in 1993 (unaudited -- Note 12), 1994 or 1995.

PRO FORMA INCOME TAX INFORMATION (UNAUDITED)

     As discussed in Note 2, certain entities comprising the Company operated under 503(c)(1) and Subchapter S of the Internal Revenue Code and were not subject to corporate federal income tax. In connection with the initial public offering, the Subchapter S elections were terminated. As a result, these entities are subject to corporate income taxes subsequent to the termination of their S Corporation status. The Company had operating income for income tax purposes of $131, $4,641, and $2,990 for the years ending December 31, 1993, 1994 and 1995, respectively. Had the Company filed federal and state income tax returns as a regular corporation for these periods, income tax expense under the provisions of Financial Accounting

                             RENAL CARE GROUP, INC.

Standard No. 109 would have been $50, $1,764, and $1,136 for the years ending December 31, 1993, 1994 and 1995, respectively.

     At the date of termination of S Corporation status, the Company was required to provide for a deferred tax liability for cumulative temporary differences between financial reporting and tax reporting. Such deferred taxes are based on the cumulative temporary difference at the date of termination of S Corporation status. If the termination of S Corporation status had occurred at December 31, 1995, the deferred income tax liability would have been $192. The effect of recognizing the deferred taxes will be included in income from continuing operations in the year of termination of S Corporation status.

11. SUBSEQUENT EVENTS

RECAPITALIZATION AND INITIAL PUBLIC OFFERING

     On February 6, 1996, the Company completed an initial public offering of 3,900 shares of Common Stock and on February 20, 1996, the underwriters of the offering fully exercised their over allotment option for an additional 585 shares, all of which were issued at $18 per share. Simultaneously the Company exchanged 4,834 shares of Common Stock, plus cash, notes payable and the assumption of certain debt for either stock or selected assets and liabilities of KCI, NEI, Tyler, Kansas and Tennessee in accordance with executed combination agreements. The exchange is being accounted for utilizing the historical cost basis in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 48 with the stock being valued at the historical cost of the net assets exchanged. Cash consideration given in these acquisitions is treated for accounting purposes as a dividend from the Company to Tennessee and the four unrelated businesses acquired to their owners.

STOCK OPTION PLANS

     In April 1996, the Company registered approximately 1,892 shares of Common Stock with the Securities and Exchange Commission on Form S-8 for the following plans: Renal Care Group, Inc. Employee Stock Purchase Plan (300 shares); Renal Care Group, Inc. 1996 Stock Option Plan (300 shares); Outstanding Options Granted Outside of a Plan for 888 Shares Granted to Employees, Directors, Medical Directors and Consultants (888 shares); Renal Care Group, Inc. 1996 Stock Option Plan for Outside Directors (100 shares); and Renal Care Group, Inc. 1994 Stock Option Plan (approximately 304 shares). Options for the purchase of approximately 1,192 shares (includes options and warrants assumed from Tennessee in connection with the combination agreement) had been granted as of the date of the Company's Registration Statement on Form S-8, at exercise prices ranging from $2 to $18 with varying vesting provisions.

12. UNAUDITED FINANCIAL INFORMATION

     The unaudited consolidated balance sheet as of June 30, 1996 and the unaudited supplemental consolidated statements of income, changes in owners' equity and cash flows for the six months ended June 30, 1995 and 1996 have been prepared by management and are presented for informational purposes only. The financial statements, presented for informational purposes only, include all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the results.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Renal Care Group, Inc.

     We have audited the accompanying combined balance sheets of Renal Care Group, Inc. (of Tennessee) and Three Unrelated Businesses to be Acquired, as identified in Note 1, as of December 31, 1994 and 1995, and the related combined statements of operations, changes and owners' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1993 and 1994 financial statements of Tyler Nephrology Associates, P.A. and the combined financial statements of Kansas Nephrology Associates, P.A. and Kansas Dialysis Supply, Inc., which statements reflect total assets constituting 57% as of December 31, 1994 and total revenues constituting 68% for the two years in the period ended December 31 1994. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Tyler Nephrology Associates, P.A. and the combined financial statements of Kansas Nephrology Associates, P.A. and Kansas Dialysis Supply, Inc., is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the combined financial position of Renal Care Group, Inc. (of Tennessee) and Three Unrelated Businesses to be Acquired at December 31, 1994 and 1995, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

September 30, 1996
Nashville, Tennessee

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Kansas Nephrology Associates, P.A. and
  Kansas Dialysis Supply, Inc.

     We have audited the accompanying combined balance sheet of Kansas Nephrology Associates, P.A. and Kansas Dialysis Supply, Inc. as of December 31, 1994, and the related combined statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1994. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kansas Nephrology Associates, P.A. and Kansas Dialysis Supply, Inc. as of December 31, 1994, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

                                          /s/  Allen, Gibbs & Houlik, L.C.

Wichita, Kansas
July 15, 1995

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
  of Tyler Nephrology Associates, P.A.
Tyler, Texas

     We have audited the accompanying balance sheets of The Dialysis Operations of Tyler Nephrology Associates, P.A. as of December 31, 1994 and the related statements of operations and cash flows for the two years then ended. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 1, The Dialysis Operations of Tyler Nephrology Associates, P.A., are a part of Tyler Nephrology Associates, P.A. The accompanying financial statements include those assets and liabilities, and revenues and expenses specifically identified with dialysis operations as well as allocations of other items which in the opinion of management are properly allocable to the dialysis operations.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Dialysis Operations of Tyler Nephrology Associates, P.A. as of December 31, 1994, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

                                          /s/  Henry & Peters, P.C.

Tyler, Texas
July 24, 1995

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1994        1995
                                                                           -------     -------
                                            ASSETS
Current assets:
  Cash and cash equivalents..............................................  $ 2,096     $ 2,567
  Held to maturity securities............................................    1,638         111
  Accounts receivable, net...............................................    5,344       4,917
  Inventories............................................................      583         592
  Due from related parties...............................................      217         125
  Prepaid expenses.......................................................      169         227
  Other..................................................................      261         334
                                                                           -------     -------
          Total current assets...........................................   10,308       8,873
Property, plant and equipment, net.......................................    6,328       7,469
Intangible assets, net...................................................       30       2,933
Other assets.............................................................    1,091       2,761
                                                                           -------     -------
          Total assets...................................................  $17,757     $22,036
                                                                           =======     =======
                                LIABILITIES AND OWNERS' EQUITY
Current liabilities:
  Current portion of long-term debt......................................  $   303     $ 1,233
  Accounts payable.......................................................    1,598       1,750
  Accrued wages and benefits.............................................      789       1,090
  Due to related parties.................................................       --         372
  Other accrued expenses.................................................      182         983
                                                                           -------     -------
          Total current liabilities......................................    2,872       5,428
Long-term debt, net of current portion...................................    2,152       6,753
Advances received, net...................................................    2,449          --
Redeemable preferred stock...............................................       --       2,449
                                                                           -------     -------
          Total liabilities..............................................    7,473      14,630
Owners' equity...........................................................   10,285       7,406
                                                                           -------     -------
          Total liabilities and owners' equity...........................  $17,757     $22,036
                                                                           =======     =======

                            See accompanying notes.

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                      YEAR ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                     1993      1994      1995
                                                                    -------   -------   -------
Total revenue.....................................................  $30,950   $32,749   $33,496
Operating costs and expenses:
  Patient care costs..............................................   21,025    22,006    23,619
  General and administrative expenses.............................    2,021     2,965     3,238
  Provision for doubtful accounts.................................      710       726       789
  Depreciation and amortization...................................      943     1,011     1,178
                                                                    -------   -------   -------
          Total operating costs and expenses......................   24,699    26,708    28,824
                                                                    -------   -------   -------
Income from operations............................................    6,251     6,041     4,672
Interest expense, net.............................................      147       100       394
                                                                    -------   -------   -------
Income before taxes...............................................    6,104     5,941     4,278
Provision for income taxes........................................       --         4        --
                                                                    -------   -------   -------
Net income........................................................  $ 6,104   $ 5,937   $ 4,278
                                                                    =======   =======   =======

                            See accompanying notes.

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

                COMBINED STATEMENTS OF CHANGES IN OWNERS' EQUITY
                                 (IN THOUSANDS)

Balance at December 31, 1992......................................................  $  9,487
  Net income......................................................................     6,104
  Capital distributions...........................................................    (5,219)
                                                                                     -------
Balance at December 31, 1993......................................................    10,372
  Net income......................................................................     5,937
  Capital distributions...........................................................    (6,026)
  Capital contributions by owners and partners....................................         2
                                                                                     -------
Balance at December 31, 1994......................................................    10,285
  Net income......................................................................     4,278
  Capital distributions...........................................................    (7,325)
  Capital contributions by owners and partners....................................       495
  Other decreases.................................................................      (327)
                                                                                     -------
Balance at December 31, 1995......................................................     7,406

                            See accompanying notes.

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1993        1994        1995
                                                                -------     -------     -------
OPERATING ACTIVITIES
Net income....................................................  $ 6,104     $ 5,937     $ 4,278
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization...............................      943       1,011       1,178
  Loss on asset disposals.....................................       14           6          --
  Other.......................................................       43        (175)       (117)
  Changes in assets and liabilities:
     Accounts receivable and due to related parties...........      700      (1,368)        519
     Inventories, prepaid expenses and other current assets...     (307)        207        (140)
     Other assets.............................................     (100)       (174)     (1,670)
     Accounts payable.........................................     (388)        959         157
     Accrued wages and benefits...............................      102         181         301
     Other accrued expenses and other liabilities.............       48          35       1,168
                                                                -------     -------     -------
          Net cash provided by operating activities...........    7,159       6,619       5,674
INVESTING ACTIVITIES
Proceeds from sale of investments.............................       --      24,303       1,527
Purchases of investments......................................       --     (25,941)         --
Proceeds from sale of property, plant and equipment...........       19          18          --
Purchases of property, plant and equipment....................     (549)     (1,469)     (1,701)
Intangible assets acquired....................................       --          --      (3,143)
Contributions from (to) an equity investment..................     (102)         --         116
                                                                -------     -------     -------
          Net cash used in investing activities...............     (632)     (3,089)     (3,201)
FINANCING ACTIVITIES
Proceeds from long-term borrowings............................      624         745       5,879
Principal payments on long-term debt and capital lease
  obligations.................................................   (1,329)       (494)       (348)
Capital contributions by owners and partners..................       --           2         495
Advances received, net........................................       --       2,449          --
Capital distributions.........................................   (5,219)     (5,623)     (8,028)
                                                                -------     -------     -------
Net cash used in financing activities.........................   (5,924)     (2,921)     (2,002)
                                                                -------     -------     -------
Net increase in cash and cash equivalents.....................      603         609         471
Cash and cash equivalents at beginning of period..............      884       1,487       2,096
                                                                -------     -------     -------
Cash and cash equivalents at end of period....................  $ 1,487     $ 2,096     $ 2,567
                                                                =======     =======     =======
Supplemental disclosures of cash flow information:
  Interest paid...............................................  $   202     $   170     $   315
                                                                =======     =======     =======
Noncash capital transactions..................................  $    --     $   404     $   607
                                                                =======     =======     =======

                            See accompanying notes.

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                               DECEMBER 31, 1995

1.  ORGANIZATION AND BASIS OF PRESENTATION

     Renal Care Group, Inc. (of Delaware) ("the Company") was formed in June 1995, primarily for the purpose of acquiring four dialysis businesses and Renal Care Group, Inc. (of Tennessee) ("Tennessee"), in exchange for shares of its Common Stock, cash, notes payable and the assumption of certain debt (the "Combination"). The Combination was effected in accordance with executed combination agreements with the four dialysis businesses and Tennessee and occurred concurrently with the closing of the initial public offering of the Company (the "Offering") in February 1996. Kidney Care, Inc. and certain operating divisions of Medical Enterprises, Ltd. and Health care Suppliers, Inc. (collectively "KidneyCare") has been designated as the Predecessor and thus KidneyCare's financial statements are not included in these combined financial statements. The Three Unrelated Businesses to be Acquired, which comprise numerous legal entities, conduct business as Northeast Indiana Kidney Center ("NEI"), Tyler Nephrology Associates, P.A. ("Tyler"), and Kansas Nephrology Associates, P.A. ("KNA") and Kansas Dialysis Supply, Inc. ("KDS," and with KNA, "Kansas"). Tennessee and Three Unrelated Businesses to be Acquired are based in Tennessee, Indiana, Texas, and Kansas. Effective July 31, 1995, D.M.N. Professional Corporation, which is owned by the physician owners of NEI, bought the remaining 50% ownership interest in NEI from its former joint venture partner (See Note 3). The joint venture which is NEI is included in these combined financial statements.

     Physician services are provided to the Three Unrelated Businesses to be Acquired by physician groups, which comprise shareholders, partners or legal entities owned by shareholders or partners of the Three Unrelated Businesses to be Acquired. Substantially all of the dialysis treatments performed by the Three Unrelated Businesses to be Acquired are referred by these related physician groups.

     Tennessee and the Three Unrelated Businesses to be Acquired previously have operated as separate independent entities. Their historical financial positions, results of operations and cash flows have been combined in the accompanying financial statements and do not reflect any adjustments relating to the Combination or the impacts that may have occurred if the operations of Tennessee and the Three Unrelated Businesses to be Acquired had been combined. All significant intercompany accounts and transactions have been eliminated.

     Two of the Three Unrelated Businesses to be Acquired maintain their books and records on the cash basis of accounting. The accompanying financial statements have been prepared on the accrual basis of accounting. These combined financial statements have been prepared to show the combined operations and combined financial position of Tennessee and Three Unrelated Businesses to be Acquired. Certain entities are not required to pay federal or state income taxes (due to their status as partnerships, S Corporations and corporations managed to result in taxes being the responsibility of the respective owners), as further described in Note 2.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NET REVENUE

     Accounts receivable and net revenue are recorded at the estimated net realizable amount from Medicare, Medicaid, patients, commercial insurers, and other third-party payors for services rendered. The Medicare and Medicaid programs reimburse Tennessee and Three Unrelated Businesses to be Acquired at amounts that are different from the Company's established rates. Contractual adjustments under these programs represent the

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

difference between the amounts billed for these services and the amounts that are reimbursable by third-party payors. A summary of the basis for reimbursement with these payors follows:

  Medicare

          Tennessee and Three Unrelated Businesses to be Acquired are paid by the Medicare program on a prospective payment system for dialysis services. Each facility receives a composite rate that is adjusted to account for geographic differences in the cost of labor. The prospectively determined composite rates are not subject to retroactive adjustments.

  Medicaid

          Medicaid is a state administered program with reimbursements varying by state. The Medicaid programs administered by each of Indiana, Ohio, Texas, Kansas and Tennessee, reimburse Tennessee and the respective Three Unrelated Businesses to be Acquired.

  Other

          Other payments from patients, commercial insurers, and other third-party payors are received pursuant to a variety of reimbursement arrangements, which are generally higher than those payments received from the Medicare and Medicaid programs.

          The allowance for doubtful accounts represents management's estimate of potential credit losses associated with amounts due from patients, commercial insurers, and other third-party payors. Management of Tennessee and Three Unrelated Businesses to be Acquired does not believe that receivables from the Medicare and Medicaid programs represent any significant credit risk.

          Reimbursements from Medicare and Medicaid at established rates approximated 68%, 64%, and 69% of patient service revenue for the years ended December 31, 1993, 1994 and 1995, respectively.

CASH AND CASH EQUIVALENTS

     For the purpose of the combined statements of cash flows, cash and cash equivalents include demand deposits and money market accounts at a financial institution. All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. The carrying amount reflected on the balance sheet at December 31, 1994 and 1995 is equal to approximate fair value.

HELD-TO-MATURITY SECURITIES

     Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when there is the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premium and accretion of discount to maturity. Any such amortization is included in interest income. Any interest received on securities classified as held-to-maturity is included in interest income. All held-to-maturity securities mature within one year of the balance sheet date.

INVENTORIES

     Inventories consist of dialysis supplies and are stated at the lower of cost or market under the first-in, first-out method or market.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The general range of useful lives is five to 40 years for buildings and leasehold improvements (limited to the terms of the lease including expected renewal periods), and five to

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

15 years for furniture, fixtures and equipment. Routine maintenance and repairs are expensed as incurred, while costs of betterments and renewals are capitalized.

OTHER ASSETS

     Included in other assets are escrow deposits related to a performance guarantee agreement between Kansas and a local hospital, which originated in 1986. Such agreement requires Kansas to deposit $8 per month with a designated money manager until 1996, at which time Kansas will have unrestricted use of the amounts deposited and any earnings thereon if it has fulfilled certain obligations thereto. In the opinion of management of Kansas, the assets relating to this guarantee are deemed fully collectible.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAXES

     The Three Unrelated Businesses to be Acquired are S Corporations or partnerships; accordingly, income tax liabilities are the responsibility of the respective owners or partners. Under these provisions, the Three Unrelated Businesses to be Acquired generally do not pay corporate income taxes; rather the income or loss is allocated to each stockholder for inclusion in their respective income tax returns. Because of this practice, provisions for income taxes and deferred tax assets and liabilities of these taxable entities have not been reflected in these combined financial statements.

     Tennessee is a C Corporation and accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax and laws that will be in effect when the differences are expected to reverse.

ESTIMATED MEDICAL PROFESSIONAL LIABILITY CLAIMS

     Tennessee and each of the Three Unrelated Businesses to be Acquired are insured for medical professional liability claims through retrospectively rated commercial insurance policies. It is their respective policies that provision for estimated premium adjustments to medical professional liability costs be made for asserted and unasserted claims and based upon their experiences. Provision for such professional liability claims includes estimates of the ultimate costs of such claims. To date, their experiences with such claims has not been significant. Accordingly, no such provision has been made.

OWNERS' EQUITY

     Owners' equity includes the respective capital stock, additional paid-in capital, partnership capital, and retained earnings of the various legal entities reflected herein. The Three Unrelated Businesses to be Acquired have multiple owners, various types of agreements exist among the owners which call for the transfer of a physician's ownership interest by the continuing owners in the case of certain events such as the owner's retirement or death. Frequently, the existing owners are required to pay the departed owner for his interest.

NEWLY ISSUED ACCOUNTING STANDARDS

     Tennessee and each of the Three Unrelated Businesses to be Acquired have considered the impact of newly issued financial accounting pronouncements, principally Statement of Financial Accounting Standards

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and do not believe that adoption of this and any other newly issued pronouncements would have a significant impact on the combined financial statements.

3.  ACQUISITION OF PARTNERSHIP INTEREST

     Effective July 31, 1995, the 50% physician owners of NEI bought out the remaining 50% ownership interest of its joint venture partner for $4,200, which was paid from the proceeds of new debt. This transaction was accounted for using purchase accounting which resulted in the recognition of approximately $2,900 of goodwill which is being amortized over forty years.

4.  CASH, CASH EQUIVALENTS AND HELD-TO-MATURITY SECURITIES

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Tennessee adopted the provisions of the new standard for investments held as of or acquired after January 1, 1994. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. There was no cumulative effect of adopting Statement 115 as of January 1, 1994. The following is a summary of cash, cash equivalents, and investments in held-to-maturity securities as of:

                                                                GROSS        GROSS
                                                              UNREALIZED   UNREALIZED   ESTIMATED
                                                      COST      GAINS        LOSSES     FAIR VALUE
                                                     ------   ----------   ----------   ----------
    DECEMBER 31, 1994
    Cash and cash equivalents:
      Demand deposits and money market account.....  $2,096     $   --       $   --       $2,096
                                                     ======     ======       ======       ======
    Held-to-maturity securities:
      Obligations..................................  $1,638     $    6       $   --       $1,644
                                                     ======     ======       ======       ======
    DECEMBER 31, 1995
    Cash and cash equivalents:
      Demand deposits and money market account.....  $2,567     $   --       $   --       $2,567
                                                     ======     ======       ======       ======
    Held-to-maturity securities:
      Obligations..................................  $  111     $   --       $   --       $  111
                                                     ======     ======       ======       ======

5. ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Patient accounts receivable......................................  $ 6,058     $ 5,484
    Other receivables................................................      408         178
    Allowance for doubtful accounts..................................   (1,122)       (745)
                                                                       -------     -------
    Net accounts receivable..........................................  $ 5,344     $ 4,917
                                                                       =======     =======
    Percent of patient accounts receivable related to patients
      participating in the Medicare and Medicaid programs............       76%         69%

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

6.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Buildings........................................................  $ 2,323     $ 3,377
    Furniture, fixtures and equipment................................    5,707       6,552
    Leasehold improvements...........................................    1,598       2,002
    Other............................................................        5          --
                                                                       -------     -------
                                                                         9,633      11,931
    Less accumulated depreciation....................................   (3,305)     (4,462)
                                                                       -------     -------
    Net property, plant and equipment................................  $ 6,328     $ 7,469
                                                                       =======     =======

7. SHORT-TERM AND LONG-TERM OBLIGATIONS

     Long-term debt consists of the following:

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
    Line of credit with bank, due February 2, 1996, interest of bank's base rate (9.25%), secured by accounts receivable, equipment and
      inventory, credit available of $1,000 at December 31, 1995.......  $   --     $   --
    Bank lines of credit, with conversion options to term loan, due from 1995 to 2010, bearing interest ranging from 8.25% to 9.35%, secured by certain equipment, inventory and accounts receivable, credit available under such lines of $3,647 at December 31,
      1995.............................................................     600      1,604
    Notes payable to banks due through 1998, bearing interest ranging from 8.5% to 9.5%, payable monthly, secured by certain equipment,
      accounts receivable, and inventory...............................     529        965
    Real estate mortgage notes payable, due through 2007, bearing interest ranging from 8.375% to 8.75%, payable monthly, secured
      by certain real estate and furniture and fixtures................   1,326      1,217
    Business financing note payable monthly beginning March 1, 1996 with interest at the bank's reference rate plus .5% (9.25% at
      December 31, 1995) through August 31, 2005.......................      --      4,200
                                                                         -------    -------
              Total long-term debt.....................................   2,455      7,986
    Less current portion...............................................     303      1,233
                                                                         -------    -------
    Long-term debt, net of current portion.............................  $2,152     $6,753
                                                                         =======    =======

     One Unrelated Business to be Acquired has an unsecured line of credit facility with a bank leasing interest at the bank's reference rate (9.35% at December 31, 1995), in the amount of $500. There were no borrowings at December 31, 1994 and 1995.

     Certain debt obligations contain covenants that require maintenance of certain financial ratios. Default of any covenant could affect the ability of individual entities to borrow under the agreements and, if not waived or corrected, could accelerate the maturity of any borrowings outstanding under the agreements. As of December 31, 1995, Tennessee and each of the Three Unrelated Businesses to be Acquired had complied with

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

existing loan covenants. Various of these debt instruments are guaranteed by the respective owners or related entities.

     As of December 31, 1995, the aggregate amounts of annual principal maturities of long-term debt are as follows:

    1996........................................................................  $  906
    1997........................................................................   1,023
    1998........................................................................     944
    1999........................................................................     846
    2000........................................................................     666
    Thereafter..................................................................   3,601
                                                                                  ------
                                                                                  $7,986
                                                                                  ======

     Tennessee and Three Unrelated Businesses to be Acquired lease office space as well as certain equipment under capital leases and noncancelable operating lease agreements which expire at various dates. At December 31, 1995, minimum annual rental commitments under noncancelable operating leases with terms in excess of one year are as follows:

    1996........................................................................  $  629
    1997........................................................................     605
    1998........................................................................     502
    1999........................................................................     448
    2000........................................................................     422
    Thereafter..................................................................     147
                                                                                  ------
              Total minimum lease payments......................................  $2,753
                                                                                  ======

     Rent expense related to operating leases amounted to $834, $963 and $998 for the years ended December 31, 1993, 1994 and 1995, respectively.

8.  BENEFIT PLANS

     The Three Unrelated Businesses to be Acquired have qualified defined contribution plans which permit participants to make voluntary contributions. The Three Unrelated Businesses to be Acquired pay all general and administrative expenses of the plans and, in some cases, make matching contributions on behalf of the employees. The Three Unrelated Businesses to be Acquired made contributions related to these plans totaling $251, $351 and $414 in 1993, 1994 and 1995, respectively.

     Tennessee and Three Unrelated Businesses to be Acquired do not typically provide employees any post-retirement benefits other than pensions and, accordingly, the impact of Statement of Financial Accounting Statements No. 106 had no material effect on these combined financial statements.

STOCK OPTIONS

     Effective February 15, 1994, Tennessee adopted the 1994 Stock Option Plan. The plan provided for the grant of options to purchase up to 320 shares of Common Stock to directors, officers and other key persons. Under the plan Tennessee may grant incentive stock options, nonqualified stock options or stock appreciation rights. Options are exercisable as determined by the Board of Directors.

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a summary of option transactions during the period from February 11, 1994 (date of inception of Renal Care Group, Inc. (of Tennessee) through December 31, 1995:

                                                                                  EXERCISE
                                                                     OPTIONS     PRICE RANGE
                                                                     -------     -----------
    Options granted................................................      85      $2.00 - $7.50
    Options exercised..............................................      --
    Options forfeited..............................................      --
                                                                     -------
    Balance at December 31, 1994...................................      85      $2.00 - $7.50
    Options granted................................................      31            $7.50
    Options exercised..............................................      --
    Options forfeited..............................................      --
                                                                     -------
    Balance at December 31, 1995...................................     116      $2.00 - $7.50
                                                                     ======
    Exercisable at December 31, 1995...............................      55
    Available for future grant at December 31, 1995................     204

9.  ADVANCES RECEIVED AND PREFERRED STOCK

     Tennessee is authorized to issue 1,000 shares of Preferred Stock at $.01 par value per share. Tennessee has designated as Series A Preferred Stock, 667 shares, $.01 par value per share. The remaining 333 shares of the Preferred Stock may be issued from time to time in one or more series, each such series to be so designated as to distinguish the shares from the shares of all other series or classes. The Board of Directors has the authority to divide the Preferred Stock into series and determine the preferences, limitations and relative rights.

     The holders of the Series A Preferred Stock have voting rights and receive dividends, if any, share for share, with Common Stock. The holders of Series A Preferred Stock vote as a class with respect to amending the charter of Tennessee, approving a consolidation or merger of Tennessee, changing the preferences of the Series A Preferred Stock, and effecting an exchange of the Series A Preferred Stock. The holders of Series A Preferred Stock have no preferences with respect to dividends. The Series A Preferred Stock is convertible into Common Stock and will receive a preference distribution equal to its purchase price upon liquidation or sale of Tennessee. The holders shall be entitled to a Preference Amount of $7.50. The number of shares of Common Stock issuable will equal the result obtained by dividing the Preference Amount by the Current Conversion Price. The Initial Conversion Price is set at $7.50 and shall be adjusted to the Current Conversion Price, as defined. In the event of a public offering of Tennessee's Common Stock, the Series A Preferred Stock will have the right to convert to Common Stock at anytime. In the event that prior to May 6, 1999, Tennessee has neither sold shares in an initial public offering nor effected a merger or consolidation, at the option of the holder of Series A Preferred Stock, the shares become redeemable at $10.50 per share plus an amount equal to $.0016438 per day for each day after May 6, 1999.

     In April and May 1994, Tennessee received $2,449, net of commissions and legal fees of $51, relating to the subscription of Series A Preferred Stock. On June 22, 1995, the stock was issued to the subscribers. Such proceeds are classified as advances received at December 31, 1994 and as redeemable preferred stock at December 31, 1995.

10.  WARRANTS

     Tennessee issued warrants to two of its officers, effective February 14, 1994, to purchase an aggregate of 160 shares of Common Stock of Tennessee at $7.50 per share. Also effective February 14, 1994, Tennessee issued to Equitable Securities Corporation, as compensation for its investment banking services and for

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

nominal additional consideration, warrants to purchase 60 shares of Common Stock of Tennessee at $7.50 per share. The warrants have a term of ten years from the date of issuance.

11.  INCOME TAXES

     Income tax expense consists of the following (also see Note 2):

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                          ------------------
                                                                          1993   1994   1995
                                                                          ----   ----   ----
    Current:
      Federal...........................................................  $--    $ 4    $--
      State.............................................................   --     --     --
                                                                          ---    ---    ---
                                                                          $--    $ 4    $--
                                                                          ===    ===    ===

     Significant components of the deferred tax assets and liabilities as of December 31, 1994 and 1995, are as follows:

                                                                            1994     1995
                                                                           ------   ------
    Deferred tax liabilities:
      Depreciation and amortization......................................  $    3   $   15
    Deferred tax liabilities.............................................       3       15
                                                                            -----    -----
    Deferred tax assets:
      Net operating loss carryforwards...................................     228      620
      Other..............................................................       1        2
                                                                            -----    -----
    Deferred tax assets..................................................     229      622
    Valuation allowance..................................................    (226)    (607)
                                                                            -----    -----
    Net deferred tax assets..............................................       3       15
                                                                            -----    -----
    Net deferred tax liabilities (assets)................................  $   --   $   --
                                                                            =====    =====

     The provision for income taxes differs from the amounts computed by applying the statutory federal income tax rate of 34% to income before provision for deferred income taxes. The differences are summarized as follows:

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                 1993      1994      1995
                                                                -------   -------   -------
    Tax provision at statutory rate...........................  $ 2,075   $ 2,256   $ 1,454
    State income tax less applicable federal tax benefit......      245       (34)       40
    Income reported in not-for-profit corporation and
      adjustment to eliminate S Corporations..................   (2,320)   (2,445)   (1,875)
    Change in valuation allowance.............................       --       225       381
    Other, net................................................       --         2        --
                                                                -------   -------   -------
                                                                $    --   $     4   $    --
                                                                =======   =======   =======

     Tennessee and Three Unrelated Businesses to be Acquired made no payments for federal income taxes in 1993, 1994 and 1995.

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

PRO FORMA INCOME TAX INFORMATION (UNAUDITED)

     As discussed in Note 2, the Three Unrelated Businesses to be Acquired operate under Subchapter S of the Internal Revenue Code and are not subject to corporate federal income tax. In connection with the Offering (see Note 14), the Subchapter S elections were terminated. As a result, the Three Unrelated Businesses to be Acquired are subject to corporate income taxes subsequent to the termination of their S Corporation status. Tennessee and Three Unrelated Businesses to be Acquired had net operating income for income tax purposes of $5,963, $6,341 and $4,061 for 1993, 1994 and 1995, respectively. Had Tennessee and Three Unrelated Businesses to be Acquired filed federal and state income tax returns as a regular corporation for 1993, 1994 and 1995, income tax expense under the provisions of Financial Accounting Standard No. 109 would have been $2,457, $2,455, and $1,754 respectively.

     At the date of termination of S Corporation status, Tennessee and Three Unrelated Businesses to be Acquired will be required to provide for a deferred tax liability for cumulative temporary differences between financial reporting and tax reporting. Such deferred taxes are based on the cumulative temporary difference at the date of termination of S Corporation status.

12.  COMMITMENTS AND CONTINGENCIES

THIRD-PARTY PAYOR SETTLEMENTS

     Final determination of amounts earned under prospective payment and cost-reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of management, adequate provision has been made for any adjustments that may result from any such reviews.

SELF-INSURED EMPLOYEE HEALTH BENEFIT PLAN

     One of the Three Unrelated Businesses to be Acquired adopted a self-insurance program for health benefits which comprised a $25 per claim self-insured portion and 20% self-insured portion in excess of $25 up to a maximum specific loss benefit of $1,000.

     Tennessee and Three Unrelated Businesses to be Acquired obtain medical malpractice insurance and general liability coverage primarily with commercial carriers. They are subject to claims and suits arising in the ordinary course of its business for which they believe are adequately covered by insurance.

13.  RELATED PARTY TRANSACTIONS

PHYSICIAN SERVICES, MEDICAL DIRECTOR FEES, AND MANAGEMENT FEES

     Physician and management services are provided to the Three Unrelated Businesses to be Acquired by shareholders, partners or legal entities owned by shareholders or partners of the Three Unrelated Businesses to be Acquired. Physician and Medical Director Fees included in patient care costs were $983, $728 and $663 for the years ended December 31, 1993, 1994 and 1995, respectively. Management fees, which comprise administrative and executive expenses, accounting fees, maintenance fees, and general overhead expenses were $165, $160 and $203 for the years ended December 31, 1993, 1994 and 1995, respectively. Such fees are included in general and administrative expenses.

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

LEASE TRANSACTIONS

     Certain of the Three Unrelated Businesses to be Acquired lease facility space from various partnerships and corporations which are owned by shareholders or partners of the Unrelated Businesses to be Acquired.

     Additionally, certain of the Three Unrelated Businesses to be Acquired lease equipment from physician owners. Rent expense on related-party operating leases amounted to $422, $429 and $349 for the years ended December 31, 1993, 1994 and 1995 respectively.

OTHER RELATED-PARTY BALANCES AND TRANSACTIONS

     In various instances, relatives of the owners of the Three Unrelated Businesses to be Acquired are employees of the clinics.

     In 1995, one of the Three Unrelated Businesses to be Acquired began providing personnel to staff the office of its physician owners. Revenue recognized for the reimbursement of these services was $290 for the year ended December 31, 1995.

14.  SUBSEQUENT EVENTS

RECAPITALIZATION AND INITIAL PUBLIC OFFERING

     In February 1996, the Company consummated the Offering and simultaneously consummated the Combination, pursuant to which it exchanged shares of its common stock, cash, notes payable and the assumption of certain debt for selected assets of and liabilities of Tennessee and Three Unrelated Businesses to be Acquired and the Predecessor. The exchange is accounted for utilizing the historical cost basis with the common stock being valued at the historical cost of the net assets exchanged. Cash consideration given in these acquisitions is treated for accounting purposes as a dividend from the Company to Tennessee and Three Unrelated Businesses to be Acquired, the Predecessor and their owners.

     In December 1995, Renal Care Group, Inc. (of Delaware) sold an aggregate principal amount of $1,380 of Convertible Senior Subordinated Promissory Notes (the "Convertible Notes") to provide funds to complete the Offering. Such Convertible Notes bear interest at a rate of 7.0%, mature in one year, and the principal and accrued interest thereof is convertible, beginning 180 days after the closing of the Offering into shares of common stock of the Company at a conversion price of $7.50 per share. The Company offered such securities solely to "accredited investors" (as defined in Regulation D promulgated under the Securities Act) in a private placement exempt from registration under the Securities Act and state securities laws. Certain owners of Tennessee and Unrelated Businesses to be Acquired purchased an aggregate principal amount of $1,120 of the Convertible Notes.

15.  UNAUDITED FINANCIAL INFORMATION

     The unaudited combined statements of operations, owners' equity and cash flows for the six months ended June 30, 1996 have been prepared by management and are presented for informational purposes only. The financial statements, presented for informational purposes only, include all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the results.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Kidney Care, Inc.

     We have audited the accompanying combined balance sheets of Kidney Care, Inc., et al. (see Note 1) as of January 31, 1995 and 1996, and the related combined statements of revenues, expenses and changes in net assets and cash flows for the each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Kidney Care, Inc., et al. as of January 31, 1995 and 1996, and the combined results of their operations and cash flows for each of the three years then ended in conformity with generally accepted accounting principles.

                                          /s/  ERNST & YOUNG LLP

Nashville, Tennessee
May 15, 1996

                           KIDNEY CARE, INC., ET AL.

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                JANUARY 31
                                                                             -----------------
                                                                              1995      1996
                                                                             -------   -------
                                            ASSETS
Current assets:
  Cash and cash equivalents................................................  $ 1,050   $ 3,895
  Short-term government securities.........................................    1,000       512
  Accounts receivable, net.................................................    7,814     8,348
  Inventories..............................................................      861     1,039
  Due from related parties.................................................      771       728
  Prepaid expenses.........................................................      135       177
  Deferred income taxes....................................................       65        23
                                                                             -------   -------
          Total current assets.............................................   11,696    14,722
Property, plant and equipment, net.........................................    3,027     2,539
Other assets...............................................................      120       837
                                                                             -------   -------
          Total assets.....................................................  $14,843   $18,098
                                                                             =======   =======
                           LIABILITIES AND UNRESTRICTED NET ASSETS
Current liabilities:
  Current portion of long-term debt........................................  $   669   $   389
  Accounts payable.........................................................    1,208     1,838
  Due to related parties...................................................    1,236     1,105
  Accrued wages and benefits...............................................      928       908
  Other accrued expenses...................................................      105       272
                                                                             -------   -------
          Total current liabilities........................................    4,146     4,512
Long-term debt, net of current portion.....................................       76       200
                                                                             -------   -------
          Total liabilities................................................    4,222     4,712
Unrestricted net assets....................................................   10,621    13,386
                                                                             -------   -------
          Total liabilities and unrestricted net assets....................  $14,843   $18,098
                                                                             =======   =======

                            See accompanying notes.

                           KIDNEY CARE, INC., ET AL.

                   COMBINED STATEMENTS OF REVENUES, EXPENSES
                     AND CHANGES IN UNRESTRICTED NET ASSETS
                                 (IN THOUSANDS)

                                                                      YEAR ENDED JANUARY 31,
                                                                    ---------------------------
                                                                     1994      1995      1996
                                                                    -------   -------   -------
Net revenue.......................................................  $31,366   $36,294   $38,862
Operating costs and expenses:
  Patient care costs..............................................   24,255    28,357    29,890
  General and administrative expenses.............................    1,129       930       927
  Provision for doubtful accounts.................................      716       770       851
  Depreciation and amortization...................................      872       919       903
                                                                    -------   -------   -------
          Total operating costs and expenses......................   26,972    30,976    32,571
                                                                    -------   -------   -------
Income from operations............................................    4,394     5,318     6,291
Interest expense, net.............................................      185       183       167
                                                                    -------   -------   -------
Income before taxes...............................................    4,209     5,135     6,124
Provision for income taxes........................................    1,074       944     1,213
                                                                    -------   -------   -------
Net income........................................................    3,135     4,191     4,911
Unrestricted net assets not retained by the entity................   (1,447)   (2,508)   (2,146)
Unrestricted net assets at beginning of period....................    7,250     8,938    10,621
                                                                    -------   -------   -------
Unrestricted net assets at end of year............................  $ 8,938   $10,621   $13,386
                                                                    =======   =======   =======

                            See accompanying notes.

                           KIDNEY CARE, INC., ET AL.

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     YEAR ENDED JANUARY 31,
                                                                  -----------------------------
                                                                   1994       1995       1996
                                                                  -------    -------    -------
OPERATING ACTIVITIES
  Net income....................................................  $ 3,135    $ 4,191    $ 4,911
  Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization............................      872        919        903
       Gain on disposal of equipment............................       --         (6)       (25)
       Deferred income tax credit...............................      (23)       (28)        42
       Changes in assets and liabilities:
          Accounts receivable...................................   (1,416)    (1,048)      (491)
          Inventories...........................................      (90)        (7)      (178)
          Prepaid expenses and other assets.....................     (136)        25       (778)
          Recoverable sales tax.................................     (570)     1,727         --
          Accounts payable......................................      662       (534)       630
          Other accrued expenses and other liabilities..........      371       (645)        16
                                                                  -------    -------    -------
Net cash provided by operating activities.......................    2,805      4,594      5,030
INVESTING ACTIVITIES
Maturities of short-term government securities..................       --         --      3,095
Purchases of short-term government securities...................       --     (1,000)    (2,608)
Proceeds from sales of property, plant and equipment............       10         19         25
Purchases of property, plant and equipment......................     (810)      (761)      (395)
                                                                  -------    -------    -------
Net cash provided by (used in) investing activities.............     (800)    (1,742)       117
FINANCING ACTIVITIES
Proceeds from long-term borrowings..............................      406        428        483
Principal payments on long-term debt and capital lease
  obligations...................................................     (448)      (497)      (639)
Decrease in unrestricted net assets not retained by the
  entity........................................................   (1,447)    (2,508)    (2,146)
                                                                  -------    -------    -------
Net cash used in financing activities...........................   (1,489)    (2,577)    (2,302)
                                                                  -------    -------    -------
Net increase in cash and cash equivalents.......................      516        275      2,845
Cash and cash equivalents at beginning of year..................      259        775      1,050
                                                                  -------    -------    -------
Cash and cash equivalents at end of year........................  $   775    $ 1,050    $ 3,895
                                                                  =======    =======    =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Interest paid.................................................  $   106    $    70    $    50
                                                                  =======    =======    =======

                            See accompanying notes.

                           KIDNEY CARE, INC., ET AL.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)
                                JANUARY 31, 1996

1. ORGANIZATION AND BASIS OF PRESENTATION

     Kidney Care, Inc., et al. ("Kidney Care") consists of Kidney Care, Inc. ("KC") and certain operating divisions of its affiliates, Medical Enterprises, Ltd. ("MEL") and Health Care Suppliers, Inc. ("HSI"). Kidney Care operates dialysis treatment centers and provides outpatient and home patient dialysis services in the southern United States. The combined financial statements present the operating results and financial position of the divisions of those entities affiliated with KC that became part of a combination referred to in
Note 12. KC, MEL and HSI have common management and members of the Boards of Directors. All significant intercompany transactions between KC and the operating divisions of MEL and HSI have been eliminated in the combination.

     MEL and HSI provide various administrative services to Kidney Care including data processing, accounting, personnel, purchasing and customer service. It is Kidney Care's policy to charge the expenses of MEL and HSI first on the basis of direct usage when identifiable, with the remainder allocated on the basis of time spent by the service departments on Kidney Care matters.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Net Revenue

     Net revenue is recorded as services are rendered at established rates net of contractual adjustments. During the years ended January 31, 1994, 1995, and 1996, Kidney Care received approximately 86% of its net revenue from Medicare and Medicaid reimbursement programs which reimburse dialysis services on a prospective payment system. Contractual adjustments arise due to the terms of certain reimbursement and managed care contracts. Such adjustments represent the difference between charges at established rates and estimated amounts to be reimbursed to Kidney Care and are recognized when the services are rendered. Any differences between estimated contractual adjustments and actual final settlements under reimbursement contracts are recognized when the final settlements are made.

     Kidney Care provides charity care to certain patients who are identified based on financial information provided. Charity care patient service revenue, which is not material, is recorded when payment is received.

  Cash and Cash Equivalents

     Cash equivalents are highly liquid investments with original maturity of three months or less.

  Short-term Government Securities

     Short-term government securities are stated at cost, which approximates market, and consist of U.S. Government agencies securities with maturities of one year or less.

  Inventories

     Inventories are stated at cost (first-in, first-out method) and consist of kidney dialysis supplies, drugs and raw materials and supplies used in the production of dialysis concentrate.

  Depreciation and Amortization

     Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets which range from five to ten years for furniture, fixtures and equipment and five to thirty-one years for leasehold improvements and buildings. Repairs and maintenance costs are expensed as they are incurred, while costs of betterments and renewals are capitalized.

                           KIDNEY CARE, INC., ET AL.

  Estimated Medical Professional Liability Claims

     Kidney Care is insured for medical professional liability claims through a retrospectively rated commercial insurance policy. It is Kidney Care's policy that provision for estimated premium adjustments to medical professional liability costs be made for asserted and unasserted claims and based upon Kidney Care's experience. Provision for such professional liability claims includes estimates of the ultimate costs of such claims. To date, Kidney Care's experience with such claims has not been significant. Accordingly, no such provision has been made.

  Income Taxes

     KC is a not-for-profit corporation as described in Section 501(c)(3) of the Internal Revenue Code, as amended (the "Code") and is exempt from federal and state income taxes on related income pursuant to Section 501(a) of the Code. Consequently, the accompanying combined statements of revenues, expenses and changes in net assets do not include provisions for income taxes from KC's operations. Income taxes have been provided by the liability method on earnings of the operating divisions of MEL and HSI included therein in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

3. ACCOUNTS RECEIVABLE

     Accounts receivable, net at January 31, 1995 and 1996 of $7,814 and $8,348, respectively, includes an allowance for contractual adjustments of $9,284 and $10,724, respectively, and an allowance for doubtful accounts of $2,616 and $1,855, respectively.

4. RECOVERABLE SALES TAX

     On January 5, 1994, the Mississippi State Tax Commission principally granted Kidney Care an exemption from Mississippi sales taxes. Kidney Care recovered sales tax of $1,727 principally applicable to supply purchases from February 1, 1990 through December 31, 1994. Supplies and drugs expense included in patient care costs in the accompanying combined statements of revenues, expenses and changes in net assets is included net of the sales taxes recovered applicable to the respective fiscal years.

                           KIDNEY CARE, INC., ET AL.

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, net consist of the following:

                                                                            JANUARY 31,
                                                                         -----------------
                                                                          1995      1996
                                                                         -------   -------
    Land...............................................................  $    29   $    29
    Building...........................................................       78        78
    Furniture, fixtures and equipment..................................    8,629     8,143
    Leasehold improvements.............................................    2,528     2,549
                                                                         -------   -------
                                                                          11,264    10,799
    Less accumulated depreciation......................................   (8,237)   (8,260)
                                                                         -------   -------
    Property, plant and equipment, net.................................  $ 3,027   $ 2,539
                                                                         =======   =======

6. CREDIT FACILITIES, LONG-TERM DEBT AND CAPITAL LEASES

                                                                            1995     1996
                                                                            ----     ----
    Notes payable to a bank, due in monthly installments, bearing interest
      at 8.75%, matured in fiscal 1996....................................  $151     $ --
    Notes payable to a bank, due in monthly installments, bearing interest
      at 8.75%, maturing in fiscal 1999...................................   169      152
    Equipment notes payable, due in monthly installments, bearing interest
      at rates from 5.9% to 8.75%, maturing in fiscal 1997 and 2000.......    10       35
    Notes payable to insurance companies, due in monthly installments,
      bearing interest at 6.4% to 7.4%, maturing in fiscal 1997...........    --      330
    Notes payable to insurance companies, matured in fiscal 1996..........   318       --
    Capital lease obligation, due in monthly installments, including
      interest at 10.8%...................................................    97       72
                                                                            ----     ----
                                                                            $745     $589
                                                                            ====     ====

     At January 31, 1996, the aggregate maturities of long-term debt and capital leases are as follows:

                                                                                    CAPITAL
                                                                   LONG-TERM         LEASE
                                                                     DEBT          OBLIGATION
                                                                   ---------       ----------
    1997.........................................................    $ 360            $ 35
    1998.........................................................       29              35
    1999.........................................................      122              12
    2000.........................................................        6              --
                                                                      ----            ----
              Total aggregate payments...........................    $ 517              82
                                                                      ====
    Less amounts representing interest...........................                      (10)
                                                                                      ----
    Present value of net minimum lease payments..................                       72
    Less amounts due in one year.................................                       29
                                                                                      ----
    Long-term portion of capital lease obligations...............                     $ 43
                                                                                      ====

     Kidney Care has a $1,200 line of credit with a bank, all of which was available at January 31, 1996, that matures June 30, 1996. Interest on borrowings under the line of credit bear an interest rate of prime plus 1% and borrowings are collateralized by accounts receivable. Accounts receivable, land, building and certain

                           KIDNEY CARE, INC., ET AL.

furniture, fixtures and equipment and leasehold improvements collateralize the notes payable to a bank. Certain equipment collateralize the equipment notes payable.

     Kidney Care leases certain computer equipment under a capitalized lease. The cost of such equipment at January 31, 1995 and 1996 was $134. Accumulated amortization was $47 and $74, respectively.

7. BENEFIT PLANS

     Kidney Care has a 403(b) defined contribution plan for its employees who elect to participate in the plan. Kidney Care matches up to 5% of salaries of participating employees. The retirement plan expense was $256, $316, and $330 for the years ended January 31, 1994, 1995, and 1996, respectively.

     Kidney Care provides employee health coverage for its employees for claims up to $35 per employee and total aggregate claims of $1,000 per annum. Effective June 1, 1994, Kidney Care provides dental coverage claims up to $1.5 per employee per annum. Kidney Care has reinsurance coverage for amounts in excess of the self-insured amounts.

8. INCOME TAXES

     Provision for income taxes consists of the following:

                                                                    YEAR ENDED JANUARY 31,
                                                                    ----------------------
                                                                     1994    1995    1996
                                                                    ------   ----   ------
     Current:
       Federal....................................................  $  950   $885   $1,067
       State......................................................     147     87      104
                                                                    -------  -----  -------
                                                                     1,097    972    1,171
     Deferred (credits):
       Federal....................................................     (20)   (25)      39
       State......................................................      (3)    (3)       3
                                                                    -------  -----  -------
                                                                       (23)   (28)      42
                                                                    -------  -----  -------
                                                                    $1,074   $944   $1,213
                                                                    =======  ====== =======

     The difference between provision for income taxes at Kidney Care's effective tax rate and income taxes (credits) at the statutory federal tax rate are as follows:

                                                                    YEAR ENDED JANUARY 31,
                                                                   ------------------------
                                                                    1994     1995     1996
                                                                   ------   ------   ------
     Statutory federal income taxes..............................  $1,431   $1,746   $2,082
     State income taxes, net.....................................      95       83      107
     Income reported in not-for-profit corporation...............    (464)    (900)    (991)
     Other.......................................................      12       15       15
                                                                   -------  -------  -------
                                                                   $1,074   $  944   $1,213
                                                                   =======  =======  =======

     The components of deferred income tax assets are as follows:

                                                                               JANUARY 31,
                                                                               -----------
                                                                               1995   1996
                                                                               ----   ----
    Accounts receivable......................................................  $64    $23
    Accrued expenses.........................................................    1     --
                                                                               ---    ---
                                                                               $65    $23
                                                                               ===    ===

                           KIDNEY CARE, INC., ET AL.

9. RELATED PARTY TRANSACTIONS

     Kidney Care rents certain dialysis treatment facilities from one of its directors. Kidney Care also obtained certain water and housekeeping services from MEL and HSI. The following is a summary of these expenses.

                                                                       YEAR ENDED JANUARY
                                                                              31,
                                                                      --------------------
                                                                      1994    1995    1996
                                                                      ----    ----    ----
    Patient care costs:
      Water services...............................................   $ 70    $ 42    $ 99
      Facility rent................................................    338     338     333
      Housekeeping services........................................    425     551     477
                                                                      ----    ----    ----
                                                                      $833    $931    $909
                                                                      ====    ====    ====

10. PRO FORMA INCOME TAXES (UNAUDITED)

     The following unaudited pro forma information reflects income tax expense of Kidney Care as if KC had been subject to federal and state income taxes:

                                                                    YEAR ENDED JANUARY 31,
                                                                   ------------------------
                                                                    1994     1995     1996
                                                                   ------   ------   ------
    Current:
      Federal....................................................  $1,871   $1,840   $1,835
      State......................................................     290      285      176
                                                                   ------   ------   ------
                                                                    2,161    2,125    2,011
    Deferred credits.............................................    (578)    (193)     289
                                                                   ------   ------   ------
    Pro forma income taxes.......................................   1,583    1,932    2,300
    Income taxes as reported.....................................   1,074      944    1,213
                                                                   ------   ------   ------
    Pro forma income tax adjustment..............................  $  509   $  988   $1,087
                                                                   ======   ======   ======

     The pro forma income tax expense differs from the statutory federal income taxes as follows:

                                                                    YEAR ENDED JANUARY 31,
                                                                   ------------------------
                                                                    1994     1995     1996
                                                                   ------   ------   ------
    Statutory federal income taxes...............................  $1,431   $1,746   $2,083
    State income taxes, net......................................     139      169      202
    Other........................................................      13       17       15
                                                                   ------   ------   ------
                                                                   $1,583   $1,932   $2,300
                                                                   ======   ======   ======

11. COMMITMENTS AND CONTINGENCIES

     Kidney Care leases certain facilities and computer equipment. Rent expense for the years ended January 31, 1994, 1995, and 1996 totaled $893, $948, and $912, respectively. Minimum rental payments under noncancellable operating leases having remaining terms in excess of one year as of January 31, 1996, by fiscal year are as follows:

        1997..................................................................  $665
        1998..................................................................   636
        1999..................................................................   624
        2000..................................................................   518
        2001..................................................................   471

                           KIDNEY CARE, INC., ET AL.

     Kidney Care is involved from time to time in claims and routine litigation in the normal course of its business. Management is of the opinion, based on the advice of counsel, that the outcome of any matters presently pending will not have a material adverse effect on the combined financial position or operations of Kidney Care.

12. ASSET TRANSFER AGREEMENTS

     On July 31, 1995, KC entered into an agreement with Renal Care Group, Inc. ("RCG") whereby RCG agreed to purchase substantially all of KC's assets and assume certain of KC's liabilities. On November 14, 1995, MEL entered into an agreement with RCG whereby MEL agreed to be acquired by RCG in a merger, prior to which MEL's assets that are unrelated to its dialysis business will be spun off into a separate entity.

     Effective February 6, 1996, RCG completed an initial public offering of 3,900 shares of Common Stock. Simultaneous with the consummation of the offering, a combination was consummated which included provisions for the transfer agreements between RCG, KC and MEL described above.

------------------------------------------------------
------------------------------------------------------

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OF A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................
Risk Factors..........................
The Company...........................
Use of Proceeds.......................
Price Range of Common Stock...........
Dividend Policy.......................
Capitalization........................
Dilution..............................
Selected Consolidated Financial
  Data................................
Pro Forma Financial Data..............
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................
Business..............................
Management............................
Principal and Selling Stockholders....
Description of Capital Stock..........
Shares Eligible for Future Sale.......
Underwriting..........................
Legal Matters.........................
Experts...............................
Additional Information................
Index to Financial Statements F-1.....

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------
                                3,000,000 SHARES

                             RENAL CARE GROUP, INC.

                                  COMMON STOCK

                                     [LOGO]

                               -----------------

                                   PROSPECTUS

                               -----------------

                        EQUITABLE SECURITIES CORPORATION

                               HAMBRECHT & QUIST

                         MORGAN KEEGAN & COMPANY, INC.

                            NEEDHAM & COMPANY, INC.

                                              , 1996
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses to be borne by the Company in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. The Company is paying all of these expenses in connection with the issuance and distribution of the securities.

                                                                                    PAYABLE BY
                                                                                  THE REGISTRANT
                                                                                  --------------
SEC registration fee............................................................     $ 37,898
NASD filing fee.................................................................       13,006
Nasdaq Stock Market's National Market listing fee...............................       17,500
Accountants' fees and expenses..................................................
Legal fees and expenses.........................................................
Printing and engraving costs....................................................
Blue Sky fees and expenses......................................................
Transfer Agent and Registrar fees...............................................
Miscellaneous...................................................................
                                                                                      -------
          Total.................................................................
                                                                                      =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Amended and Restated Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time, indemnify its officers and directors.

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

     The Company's Amended and Restated Certificate of Incorporation contains a provision which eliminates, to the fullest extent permitted by the General Corporation Law of Delaware, director liability for monetary damages for breaches of the fiduciary duty of care or any other duty as a director.

     Reference is hereby made to the Underwriting Agreement, the form of which is filed as Exhibit 1.1 hereto, in which the Company agrees to indemnify the Underwriters and certain other persons against certain civil liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since its incorporation on June 20, 1995, the Company has issued the following securities:

          (A) On June 22, 1995, Sam A. Brooks purchased one share of Common Stock for $10.00. Such sale was made in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

          (B) At various times between July 19, 1995, and November 4, 1995, the Company granted options to purchase 1,076,448 shares of Common Stock to various consultants, directors and officers of the Company. Such grants were made in reliance upon the exemption from registration contained in
     Section 4(2) of the Securities Act and Rule 701 as promulgated thereunder.

          (C) Between November 16, 1995 and December 8, 1995, the security holders of the Founding Companies made their investment decision to purchase 4,381,000 shares of Common Stock upon the closing of the initial public offering. Obtaining such investment decisions and the ultimate sale of such shares of Common Stock at the closing of the initial public offering were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act. Such shares of Common Stock (along with certain cash payments and assumptions of liabilities by the Company) were issued in exchange for the Founding Companies as described in "The Company" and "Certain Transactions."

          (D) On December 7, 1995, the Company sold an aggregate principal amount of $1,380,000 of Convertible Senior Subordinated Promissory Notes to 17 owners of certain of the Founding Companies in a private placement pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act. Such notes bear interest at a rate of 7.0% per annum, mature on December 7, 1996, and the principal and accrued interest thereon are convertible into shares of Common Stock of the Company at a conversion price of $7.50 per share.

          (E) On February 12, 1996, the Company issued 4,381,000 shares of Common Stock to the former owners of the Founding Companies in a private placement pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act.

          (F) On April 26, 1996, the Company issued 528,245 shares of Common Stock to the former owners of Main Line Suburban Dialysis Centers, Inc. in a private placement pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act.

          (G) On July 1, 1996, the Company issued 298,775 shares of Common Stock to the former owners of The Nephrology Centers, Inc. in a private placement pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act.

          (H) On September 30, 1996, the Company issued 2,400,000 shares of Common Stock to the former owners of RenalWest, L.C. in a private placement pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act.

          (I) On September 30, 1996, the Company issued 70,000 shares of Common Stock to the former owner of Northeast Alabama Kidney Center, Inc. in a private placement pursuant to the exemption from registration set forth in
     Section 4(2) of the Securities Act.

     No underwriters were engaged in connection with the foregoing sales of securities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     A. Exhibits (See exhibit index immediately preceding the exhibits for the page number where each exhibit can be found)

EXHIBIT
NUMBER                                      DESCRIPTION OF EXHIBITS
-------       -----------------------------------------------------------------------------------
  *1.1   --   Form of Underwriting Agreement among the Company and Equitable Securities
              Corporation, Hambrecht & Quist LLP, Morgan Keegan & Company, Inc. and Needham &
              Company, Inc., as the Representatives of the several Underwriters
   2.1   --   Uniform Terms and Conditions attached to each of the Combination Agreements listed in Exhibits 2.2 through 2.7(1)
   2.2   --   Amended and Restated Transfer Agreement, dated November 11, 1995, between the
              Company and Kansas Nephrology Association and its owners(1)
   2.3   --   Amended and Restated Transfer Agreement, dated November 8, 1995, between the
              Company and Tyler Nephrology Associates, P.A. and its owners(1)
   2.4   --   Amended and Restated Transfer Agreement, dated November 8, 1995, between the
              Company and D.M.N. Professional Corporation and its owners(1)
   2.5   --   Agreement and Plan of Merger, dated November 14, 1995, between the Company and
              Medical Enterprises, Ltd. and John Bower, M.D.(1)
   2.6   --   Amended and Restated Transfer Agreement, dated November 14, 1995, between the
              Company and Kidney Care, Inc.(1)
   2.7   --   Agreement and Plan of Merger, dated November 15, 1995, between the Company and
              Renal Care Group, Inc. (a Tennessee corporation)(1)
   2.8   --   Agreement for Purchase and Sale of Real Property, dated July 31, 1995, between
              Renal Care Group, Inc. and John D. Bower, M.D.(1)
   2.9   --   Agreement and Plan of Merger, dated August 7, 1996, by and among the Company, RCG
              Three Corp., RCG Nine Corp., RCG Four Corp., RenalWest, L.C., 3-CO, Inc., 4-CO,
              Inc. and 9-CO, Inc.
   3.1   --   Amended and Restated Certificate of Incorporation of the Company(1)
   3.2   --   Amended and Restated Bylaws of the Company(1)
   4.1   --   See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated Certificate of
              Incorporation and Bylaws of the Company defining rights of holders of Common Stock of the Company(1)
   4.2   --   Specimen stock certificate for the Common Stock of the Company(1)
   4.3   --   Form of 7.0% Convertible Senior Subordinated Promissory Note(1)
  *5.1   --   Opinion of Alston & Bird, including consent
  10.1   --   Employment Agreement, dated February 6, 1996, between the Company and Sam A.
              Brooks(2)
  10.2   --   Employment Agreement, dated February 6, 1996, between the Company and Ron Hinds
  10.3   --   Employment Agreement between the Company and Raymond Hakim, M.D.(1)
  10.4   --   Employment Agreement, dated April 1, 1994, between the Company and Joseph A.
              Cashia(2)
  10.5   --   Employment Agreement, dated February 12, 1996, between the Company and Ann N.
              Bower(2)
  10.6   --   Medical Director Services Agreement, dated February 12, 1996, between the Company and Kansas Nephrology Physicians, P.A.(2)
  10.7   --   Medical Director Services Agreement, dated February 12, 1996, between the Company and Indiana Dialysis Management, P.C.(2)
  10.8   --   Medical Director Services Agreement, dated February 12, 1996, between the Company and Tyler Dialysis & Transplant Associates, P.A.(2)
  10.9   --   Lease agreement, dated February 5, 1996, between the Company and MEL, Inc. relating to approximately 20,000 square feet of space.(2)
  10.10  --   Lease agreement, dated February 12, 1996, among the Company and Thomas A. Lowery,
              M.D., James R. Cotton, M.D., Roy D. Gerard, M.D. and Kevin A. Curran, M.D.,
              relating to property in Carthage, Texas.(2)

EXHIBIT
NUMBER                                      DESCRIPTION OF EXHIBITS
-------       -----------------------------------------------------------------------------------
  10.11  --   Lease agreement, dated February 12, 1996, among the Company and Thomas A. Lowery,
              M.D., James R. Cotton, M.D, Roy D. Gerard, M.D. and Kevin A. Curran, M.D., relating to property in Tyler Texas.(2)
  10.12  --   Sublease agreement between M-W-R Investment and Kansas Nephrology Associates, P.A.
              dated February 1, 1990, to be assumed by the Company, and the related Lease agreement between Dodge City Medical Center Building, Inc. and M-W-R Investment.(1)
  10.13  --   Sublease Agreement, dated February 12, 1996, with Tyler Nephrology Associates,
              Inc.(2)
  10.14  --   Dialysis Center Management Agreement, dated May 11, 1994 between Renal Care Group,
              Inc (of Tennessee) and Vanderbilt University(1)
  10.15  --   1996 Stock Option Plan for Outside Directors(1)
  10.16  --   Amended and Restated 1996 Stock Option Plan
  10.17  --   Employee Stock Purchase Plan(1)
  10.18  --   Agreement between the Company and Healthcare Suppliers, Inc. dated December 7,
              1995(1)
  10.19  --   Amendment No. 1 to the Company's Employee Stock Purchase Plan
  10.20  --   Laboratory Management Agreement, dated February 12, 1996, between the Company and
              Kidney Care, Inc.
  10.21  --   Chief Medical Officer Agreement, dated February 12, 1996, between the Company and
              John D. Bower, M.D.
  10.22  --   Medical Director Services Agreement, dated September 30, 1996, between the Company and a group of individual physicians
  10.23  --   Employment Agreement, dated June 30, 1996, between the Company and Gary Brukardt
  10.24  --   Management Agreement, dated March 1, 1996, between the Company and The Cleveland
              Clinic Foundation
  11.1   --   Statement regarding computation of per share earnings
 *21.1   --   List of subsidiaries of the Company
 *23.1   --   Consent of Alston & Bird (Contained in Exhibit 5.1.)
  23.2   --   Consent of Ernst & Young LLP
  23.3   --   Consent of Henry & Peters, P.C.
  23.4   --   Consent of Allen, Gibbs, & Houlik, L.C.
  24.1   --   Powers of Attorney with respect to amendments of this Registration Statement
              (included as part of the signature page to this Registration Statement, page II-7)

---------------

  * To be filed by Amendment
(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 333-80221) effective February 6, 1996.
(2) Incorporated by reference to the Company's Form 10-Q for the Quarter ended March 31, 1996 (Commission File No. 0-27640).

     B. Financial Statement Schedules

     Schedules other than those listed above are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The Company hereby undertakes to provide to the Representative of the Underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the Representative of the Underwriters to permit prompt delivery to each purchaser.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on October 9, 1996.

                                          RENAL CARE GROUP, INC.

                                          By:    /s/  SAM A. BROOKS, JR.
                                          --------------------------------------
                                                    Sam A. Brooks, Jr.
                                          President and Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Sam A. Brooks, Jr. and Ronald Hinds and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or a Registration Statement filed pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 9, 1996.

                   SIGNATURE                                        TITLE
-----------------------------------------------  --------------------------------------------
    /s/  SAM A. BROOKS, JR.                      President, Chief Executive Officer and
-----------------------------------------------    Director (Principal Executive Officer)
         Sam A. Brooks, Jr.

       /s/  RONALD HINDS                         Executive Vice President, Chief Financial
-----------------------------------------------    Officer, Secretary and Treasurer
            Ronald Hinds                           (Principal Financial Officer and Principal
                                                   Accounting Officer)

      /s/  JOSEPH C. HUTTS                       Director
-----------------------------------------------
           Joseph C. Hutts

   /s/  HARRY R. JACOBSON, M.D.                  Director and Chairman of the Board
-----------------------------------------------
        Harry R. Jacobson, M.D.

                                                 Director
-----------------------------------------------
         Thomas A. Lowery

     /s/  JOHN D. BOWER, M.D.                    Director and Vice Chairman of the Board
-----------------------------------------------
          John D. Bower, M.D.

   /s/  STEPHEN D. MCMURRAY, M.D.                Director
-----------------------------------------------
        Stephen D. McMurray, M.D.

    /s/  W. TOM MEREDITH, M.D.                   Director
-----------------------------------------------
         W. Tom Meredith, M.D.

                                                 Director
-----------------------------------------------
         Kenneth Johnson, M.D.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Renal Care Group, Inc.

     We have audited the supplemental consolidated financial statements of Renal Care Group, Inc., as of December 31, 1994 and 1995, and for each of the two years in the period ended December 31, 1995, and have issued our report thereon dated October 8, 1996 (included elsewhere in this Registration Statement). Our audits also included the supplemental consolidated financial statement schedule listed in Item 16(b) of this Registration Statement. This supplemental consolidated schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the supplemental consolidated financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/  Ernst & Young LLP

Nashville, Tennessee
October 8, 1996

                                                                     SCHEDULE II

                             RENAL CARE GROUP, INC.

    SUPPLEMENTAL CONSOLIDATED SCHEDULE -- VALUATION AND QUALIFYING ACCOUNTS

                                                                   ADDITIONS
                                              BALANCE AT    -----------------------                BALANCE AT
                                             BEGINNING OF   CHARGED TO   CHARGED TO                   END
                                                PERIOD       EXPENSE      REVENUE     WRITE-OFFS   OF PERIOD
                                             ------------   ----------   ----------   ----------   ----------
                                                                      (IN THOUSANDS)
Allowance for doubtful accounts:
  Year ended December 31, 1994.............     $  954        $1,418        $  0        $ (543)      $1,829
                                             =========      ========     ========      =======     ========
  Year ended December 31, 1995.............     $1,829        $2,355        $399        $ (204)      $3,980
                                             =========      ========     ========      =======     ========

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Renal Care Group, Inc.

     We have audited the combined financial statements of Renal Care Group, Inc. (of Tennessee) and Three Unrelated Businesses to be Acquired as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, and have issued our report thereon dated September 30, 1996 (included elsewhere in this Registration Statement). Our audits also included the combined financial statement schedule listed in Item 16(b) of this Registration Statement. This combined schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. We did not audit the financial statements of Tyler Nephrology Associates, P.A. and the combined financial statements of Kansas Nephrology Associates, P.A. and Kansas Dialysis Supply, Inc. which statements reflect total assets constituting 57% as of December 31, 1994 and total revenues constituting 68% for the two years in the period ended December 31, 1994. We have been furnished with the report of other auditors with respect to Schedule II of Renal Care Group, Inc. (of Tennessee) and Three Unrelated Businesses to be Acquired.

     In our opinion, based on our audits and the reports of other auditors, the combined financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/  Ernst & Young LLP

Nashville, Tennessee
September 30, 1996

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Kansas Nephrology Associates, P.A. and
  Kansas Dialysis Supply, Inc.

     We have audited the combined financial statements of Kansas Nephrology Associates, P.A. and Kansas Dialysis Supply, Inc. as of December 31, 1994 and for each of the two years in the period ended December 31, 1994, and have issued our report thereon dated July 15, 1995 (included elsewhere in this Registration Statement). Our audits also included a combined financial statement schedule which is included in the schedule listed in Item 16(b) of this Registration Statement. This combined schedule is the responsibility of the Companies' management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the combined financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/  Allen, Gibbs & Houlik, L.C.

Wichita, Kansas
July 15, 1995

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Tyler Nephrology Associates, P.A.
Tyler, Texas

     We have audited the financial statements of Tyler Nephrology Associates, P.A. as of December 31, 1994 and for each of the two years in the period ended December 31, 1994, and have issued our report thereon dated July 24, 1995. Our audits also included the combined financial statement schedule listed in Item 16(b) of this Registration Statement. This combined schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/  Henry & Peters, P.C.

Tyler, Texas
July 24, 1995

                                                                     SCHEDULE II

                   RENAL CARE GROUP, INC. (OF TENNESSEE) AND
                   THREE UNRELATED BUSINESSES TO BE ACQUIRED

             COMBINED SCHEDULE -- VALUATION AND QUALIFYING ACCOUNTS

                                                                   ADDITIONS                        BALANCE
                                               BALANCE AT   -----------------------                   AT
                                               BEGINNING    CHARGED TO   CHARGED TO                   END
                                               OF PERIOD     EXPENSE      REVENUE     WRITE-OFFS   OF PERIOD
                                               ----------   ----------   ----------   ----------   ---------
                                                                      (IN THOUSANDS)
Allowance for doubtful accounts:
  December 31, 1993..........................    $  633       $  710      $     --     $    (633)   $   710
                                               ========     ========      ========      ========    =======
  December 31, 1994..........................    $  710       $  726      $     --     $    (314)   $ 1,122
                                               ========     ========      ========      ========    =======
  December 31, 1995..........................    $1,122       $  789      $     --     $  (1,166)   $   745
                                               ========     ========      ========      ========    =======

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Kidney Care, Inc.

     We have audited the combined financial statements of Kidney Care, Inc., et al. as of January 31, 1995 and 1996, and for each of the three years in the period ended January 31, 1996, and have issued our report thereon dated May 15, 1996 (included elsewhere in this Registration Statement). Our audits also included the combined financial statement schedule listed in Item 16(b) of this Registration Statement. This combined schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the combined financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/  Ernst & Young LLP

Nashville, Tennessee
May 15, 1996

                                                                     SCHEDULE II

                           KIDNEY CARE, INC., ET AL.

             COMBINED SCHEDULE -- VALUATION AND QUALIFYING ACCOUNTS

                                                                   ADDITIONS
                                               BALANCE AT   -----------------------                BALANCE AT
                                               BEGINNING    CHARGED TO   CHARGED TO                   END
                                               OF PERIOD     EXPENSE      REVENUE     WRITE-OFFS   OF PERIOD
                                               ----------   ----------   ----------   ----------   ----------
                                                                       (IN THOUSANDS)
Allowance for doubtful accounts:
  January 31, 1994...........................    $  482        $716       $     --     $   (847)    $  2,045
                                               ========     ========      ========      =======     ========
  January 31, 1995...........................    $2,045        $770       $     --     $    198     $  2,617
                                               ========     ========      ========      =======     ========
  January 31, 1996...........................    $2,617        $851       $     --     $  1,613     $  1,855
                                               ========     ========      ========      =======     ========